Exhibit 99.4

The strength to dig deeper

Cameco

2013 Annual Report

The nuclear fuel cycle l Mining Once an orebody is discovered and defined by exploration, there are three common ways to mine uranium, depending on the depth of the orebody and the deposit’s geological characteristics: Open pit mining is used if the ore is near the surface. The ore is usually mined using drilling and I’l.r.lllrJ. Underground mining is used if the ore is too deep to make open pit mining economical. Tunnels and shafts provide access to the ore. In situ recovery (ISR) does not require large scale excavation. Instead, holes are drilled into the ore and a solution is used to dissolve the uranium. The solution is pumped to the surface where the uranium is recovered. 1 Milling 2 Ore from open pit and underground mines is processed to extract the uranium and package it as a powder typically referred to as uranium concentrates (U3O8) or yellowcake. The leftover processed rock and other solid waste (tailings) is placed in an engineered tailings facility. 3 Refining 4 Refining removes the impurities from the uranium concentrate and changes its chemical form to uranium trioxide (UO3). 5 Conversion 6 For light water reactors, the UO3 is converted to uranium hexafluoride (UF6) gas to prepare it for enrichment. For heavy water reactors like the CANDU reactor, the UO3 is converted into powdered uranium dioxide (UO2). Enrichment Uranium is made up of two main isotopes: U-238 and U-235. Only U-235 atoms, which make up 0.7% of natural uranium, are involved in the nuclear reaction (fission). Most of the world’s commercial nuclear reactors require uranium that has an enriched level of U-235 atoms. The enrichment process increases the concentration of U-235 to between 3% and 5% by separating U-235 atoms from the U-238. Enriched UF6 gas is then converted to powdered UO2. Fuel manufacturing Natural or enriched UO2 is pressed into pellets, which are baked at a high temperature. These are packed into zircaloy or stainless steel tubes, sealed and then assembled into fuel bundles. 6 Generation Nuclear reactors are used to generate electricity. U-235 atoms in the reactor fuel fission, creating heat that generates steam to drive turbines. The fuel bundles in the reactor need to be replaced as the U-235 atoms are depleted, typically after one or two years depending upon the reactor type. The used—or spent—fuel is stored or reprocessed. Spent fuel management The majority of spent fuel is safely stored at the reactor site. A small amount of spent fuel is reprocessed. The reprocessed fuel is used in some European and Japanese reactors.

Message from the Chair

Dear Shareholder,

Cameco’s resilience as a company was clearly evident in 2013, as market conditions continued to challenge our industry. Although we saw uranium prices continue to decline and uncertainty persist, I am proud of the response from across the organization that resulted in strong operational and financial results.

Your board of directors is responsible for overseeing management to ensure the company stays on track to achieve its strategy and deliver value to you, the shareholder. We are committed to continual improvement, and this year achieved that goal on a number of fronts. We enhanced our risk oversight process by initiating quarterly presentations by management to allow a fuller understanding of the major enterprise risks and management’s mitigation strategies. Similarly, we enhanced our focus on financial performance and strategic growth and direction, with a quarterly review of strategic matters.

On that subject, at the end of 2013, the decision was made to move away from our plan to increase production to a fixed target by 2018. The board spent a significant amount of time working with Cameco’s management team on this decision. We are confident this move ensures the near-term challenges are addressed, while also positioning the company to benefit from the long-term growth we see for the industry. We believe the change is in line with our focus on providing value, and will serve the company and the shareholders well.

Another key responsibility for the board is to ensure strong board leadership and effective succession planning at the board level. We have added significant financial expertise over the last few years with a view to enhancing focus on financial performance and, this year, have enhanced our project value analysis expertise with the addition of a new board member. Catherine Gignac will stand for election at our Annual Meeting of Shareholders in May. Ms. Gignac has more than 30 years of experience as a mining equity research analyst and geologist. Her extensive knowledge of finance and mineral resource estimation will be of great benefit to Cameco.

Of course, the other change to the board in 2013 was a change in leadership as Victor Zaleschuk stepped down from the position of chair after 10 years of service. Under his leadership, the company successfully met and dealt with multiple challenges in this very difficult market. I am pleased to say that Mr. Zaleschuk will continue to lend his wisdom as a director, and I have appreciated his guidance as I assumed my new position as chair of the board last May.

As we enter 2014, I am confident in our strategic plan and the team we have in place to carry it out. That includes our excellent senior management team and our talented employees, whom I sincerely thank for all their hard work over the past year. I believe we are uniquely positioned to face any challenges the year ahead may bring, and capitalize on opportunities as they arise.

Neil McMillan

Chair of the board

March 10, 2014

Cameco Board of Directors Our directors as at December 31, 2013 are listed below. More information is available in our proxy circular.

Ian Bruce

Former co-chairman of the board of Peters & Co. Limited

Daniel Camus

Former group CFO and head of strategy and international activities of Electricité de France SA

John Clappison

Former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP

Joe Colvin

Past president of the American Nuclear Society, and president emeritus of the Nuclear Energy Institute

James Curtiss

Principal of Curtiss Law

Donald Deranger

Advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership

Catherine Gignac

Principal of Catherine Gignac & Associates

Tim Gitzel

President and CEO of Cameco

James Gowans

Executive vice president and COO of Barrick Gold Corp.

Nancy Hopkins

Partner with the law firm McDougall Gauley LLP

Anne McLellan

Former Deputy Prime Minister of Canada, currently counsel in Bennett Jones LLP

Neil McMillan

President and CEO of Claude Resources Inc.

Victor Zaleschuk

Former president and CEO of Nexen Inc.

Message from the CEO

Dear Shareholder,

2013 marked another challenging year for the nuclear industry. Overall, the big picture remained much the same: market uncertainty continued, as did the downward pressure on uranium prices. Despite the persistence of these market conditions, Cameco still achieved strong results, including record production, record revenue, and record annual average realized uranium price.

However, Cameco is not immune to negative market forces, which have continued for longer than expected. Those effects are more keenly felt the longer they persist. The advantage for Cameco is that we have the resources and the ability to dig deep, be innovative, weather the uncertainty, and come out the other side successful. In 2013, we took steps to do just that. We decided to pursue more aggressive cost controls and pull back on, and ultimately eliminate, our production growth target. We believe this course of action will allow us the flexibility necessary to provide the best value to our shareholders, and to benefit most when clarity returns to the market.

Cameco’s senior management team and I are very aware of the challenge this decision poses to our shareholders. A simple strategy to grow supply to 36 million pounds by 2018 provided a clear line of sight to what you could expect from Cameco. But we’ve always said that our plan to increase would not be “at any cost.” We would not sacrifice value in order to meet our target if the market didn’t call for it and, at this time, the market just is not signalling the need for the higher production level. Our primary goal is to provide value, which won’t necessarily come from adding volume, but from adding the right volume at the right time; and for now, the right time is uncertain.

What you can expect is that we will continue to pursue profitable growth through a relentless focus on capital discipline and operational excellence. Our biggest sources of production, and those that deliver the most value, will continue to be our priority. We plan to ramp up Cigar Lake and to expand the McArthur River/Key Lake operation, and to maintain our Inkai production at 5.2 million pounds per year. Any development or expansion of our remaining projects will be dependent upon how market conditions evolve.

Of course, over the long term, we remain very positive about the outlook for our industry, and particularly for Cameco. 2013 marked Cameco’s 25th anniversary, which is a long time in the life of a company. Over the past quarter-century, we’ve seen a lot—volatility in politics and global economics, uranium prices ranging from $10 to $140, and shifting supply- demand fundamentals. During those ups and downs, we have managed to grow into one of the world’s leading uranium producers and build a track record of operational and financial success.

Today, we’re doing what we have always done— putting our experience, knowledge and drive to work to position the company for continued success. That means watching the market closely, delivering strong production safely and responsibly, and always looking for ways to add value and be ever more efficient. I’m pleased with the progress we made in these areas in 2013, and proud of the team we have here at Cameco. I am confident that we will continue to deliver on our goals in 2014.

Tim Gitzel

President and CEO

March 10, 2014

Senior Management Team You can read more about our senior executive team on our website, at cameco.com

Tim Gitzel

President and Chief Executive Officer

Grant Isaac

Senior Vice-President and Chief Financial Officer

Gary Chad

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Ken Seitz

Senior Vice-President and Chief Commercial Officer

Robert Steane

Senior Vice-President and Chief Operating Officer

Alice Wong

Senior Vice-President and Chief Corporate Officer

Management’s discussion and analysis

February 10, 2014

4	ABOUT CAMECO

7	2013 HIGHLIGHTS

10	THE NUCLEAR ENERGY INDUSTRY TODAY

13	THE LONG-TERM VIEW

15	OUR STRATEGY

19	RESPONSIBILITY

25	FINANCIAL RESULTS

53	OUR OPERATIONS AND PROJECTS

83	MINERAL RESERVES AND RESOURCES

89	ADDITIONAL INFORMATION

92	2013 CONSOLIDATED FINANCIAL STATEMENTS

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our audited consolidated financial statements (financial statements) and notes for the year ended December 31, 2013. The information is based on what we knew as of February 7, 2014.

We encourage you to read our financial statements and notes as you review this MD&A. You can find more information about Cameco, including our financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries, including NUKEM Energy GmbH (NUKEM), unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on pages 2 and 3. We recommend you also review our annual information form, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	our expectations about 2014 and future global uranium supply, consumption, demand, contracting volumes, number of operable reactors and nuclear generating capacity, including the discussion under the headings Key market facts, The nuclear energy industry today and The long-term view

•	the discussion under the heading Our strategy , including our expectation that market challenges will continue for the near to medium term

•	our 2014 objectives

•	our expectations for uranium deliveries in the first quarter and for the balance of 2014

•	the discussion of our expectations relating to our tax dispute with Canada Revenue Agency (CRA) including our estimate of the amount and timing of expected cash taxes and transfer pricing penalties payable to CRA

•	future tax payments and rates

•	our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2014
•	our expectation that existing cash balances and operating cash flows will meet our anticipated 2014 capital requirements without the need for any significant additional funding

•	our expectations for 2014, 2015 and 2016 capital expenditures

•	our expectation that in 2014 we will continue to comply with all the covenants in our unsecured revolving credit facility

•	our uranium price sensitivity analysis

•	our future plans and expectations for each of our uranium operating properties, development project and projects under evaluation, and fuel services operating sites

•	our expectation that we will begin mining in the first quarter of 2014 at Cigar Lake with AREVA’s McClean Lake mill processing the first ore at the end of the second quarter of 2014

•	our mineral reserve and resource estimates

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

2    CAMECO CORPORATION

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•	our Cigar Lake mining or production plans are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, any difficulties with the McClean Lake mill modifications or commissioning or milling of Cigar Lake ore, or our inability to acquire any of the required jet boring equipment
•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, cave- ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed on page 41, Price sensitivity analysis: uranium

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our expectations about the outcome of the dispute with CRA

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our Cigar Lake mining and production plans succeed, including the additional jet boring system is acquired on schedule, the jet boring mining method works as anticipated, and the deposit freezes as planned
•	mill modifications and commissioning of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•	our McArthur River development, mining and production plans succeed

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

2013 ANNUAL REPORT    3

About Cameco

Our head office is in Saskatoon, Saskatchewan. We are one of the world’s largest uranium producers, with uranium assets on three continents. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today. Our operations and investments span the nuclear fuel cycle, from exploration to fuel manufacturing.

Strengths

We are a pure-play nuclear investment with a proven track record and the strengths to take advantage of the world’s rising demand for safe, clean and reliable energy.

With our extraordinary assets, contract portfolio, employee expertise, comprehensive industry knowledge and financial strength, we are confident in our ability to continue to grow and increase shareholder value.

Business segments

URANIUM

We are one of the world’s largest uranium producers, and in 2013 accounted for about 15% of the world’s production. We have controlling ownership of the world’s largest high-grade reserves, with ore grades up to 100 times the world average, and low-cost operations.

Product

•	uranium concentrates (U3O8)

Mineral reserves and resources

Mineral reserves

•	approximately 443 million pounds proven and probable

Mineral resources

•	approximately 391 million pounds measured and indicated and 289 million pounds inferred

Global exploration

•	focused on four continents

•	approximately 2.0 million hectares of land

Operating properties

•	McArthur River and Key Lake, Saskatchewan

•	Rabbit Lake, Saskatchewan

•	Smith Ranch-Highland, Wyoming

•	Crow Butte, Nebraska

•	Inkai, Kazakhstan

Development project

•	Cigar Lake, Saskatchewan

Projects under evaluation

•	Inkai blocks 1 and 2 production increase, Kazakhstan

•	Inkai block 3, Kazakhstan

•	Millennium, Saskatchewan

•	Yeelirrie, Australia

•	Kintyre, Australia

FUEL SERVICES

We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services.

Products

•	uranium trioxide (UO3)

•	uranium hexafluoride (UF6)

(control about 25% of world conversion capacity)

•	uranium dioxide (UO2)

•	fuel bundles, reactor components and monitoring equipment used by CANDU reactors

Operations

•	Blind River refinery, Ontario

(refines uranium concentrates to UO3)

•	Port Hope conversion facility, Ontario

(converts UO3 to UF6 or UO2)

•	Cameco Fuel Manufacturing Inc., Ontario

(manufactures fuel bundles and reactor components)

•	a toll conversion agreement with Springfields Fuels Ltd. (SFL), Lancashire, United Kingdom (UK) (to convert UO3 to UF6—expires in 2016)

NUKEM

Our ownership of NUKEM GmbH (NUKEM) provides us with access to one of the world’s leading traders of uranium and uranium-related products. We acquired NUKEM in January 2013.

Activity

•	physical trading of uranium concentrates, conversion and enrichment services through back-to-back purchase and sales transactions

•	recovery of natural and enriched non-standard uranium from western facilities and other sources

4    CAMECO CORPORATION

Other fuel cycle investments

ENRICHMENT

We continue to explore innovative areas like laser enrichment technology to broaden our fuel cycle participation and help us serve our customers more effectively. Uranium enrichment is the second largest value component, after uranium, in a typical light water reactor fuel bundle. Having operational control of both uranium production and enrichment facilities would offer operational synergies that could significantly enhance profit margins.

The enrichment market has the same customer base as the uranium market, and most of the world’s commercial nuclear reactors need enriched uranium.

Investment

•	we have a 24% interest in GE-Hitachi Global Laser Enrichment (GLE) in North Carolina, with General Electric (51%) and Hitachi Ltd. (25%). GLE is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium.

GLOBAL PRESENCE

McArthur River
Rabbit Lake
Cigar Lake
Millennium
Key Lake
Saskatoon
Minneapolis
Blind River
Port Hope
Cobourg
SFL
Switzerland
Germany
Inkai
Head office
Uranium
Fuel services
Marketing
NUKEM
Smith Ranch-Highland
Crow Butte
GLE
Connecticut
Yeelirrie
Kintyre

2013 ANNUAL REPORT    5

KEY MARKET FACTS

The 2013 World Energy Outlook predicts that, by 2035, electricity consumption will have grown by about 70% from current levels, driven mainly by growth in the developing world as it seeks to diversify sources of energy and provide security of supply.

•	At the start of 2014, there were 433 operable commercial nuclear power reactors in 31 countries, and by 2023, we expect that to grow to 526 reactors.

•	At the start of 2014, there were 70 reactors under construction in 15 countries, and dozens more planned to begin operation by 2023.

•	Most of this new build is being driven by rapidly developing countries such as China and India, which have severe energy deficits and want clean sources of electricity to improve their environment and sustain economic growth.

•	In emerging nuclear countries, construction has begun in the United Arab Emirates (UAE) and Belarus, and planning for first reactors is underway in Turkey, Vietnam, Bangladesh, Poland, Jordan and Saudi Arabia.
•	Over the next decade, we expect demand for uranium to grow by an average of 4% per year. To meet global demand, we expect about two-thirds of uranium supply will come from mines that are currently in operation, about 15% from finite sources of secondary supply (mainly government inventories and limited recycling), and about 20% will have to come from new sources of supply.

•	With uranium assets on three continents, including high-grade reserves and low-cost mining operations in Canada, and investments that span the nuclear fuel cycle from exploration to fuel manufacturing, we believe we are ideally positioned to benefit from the world’s growing need for clean, reliable energy.

6    CAMECO CORPORATION

2013 highlights

The long-term outlook for growth in the nuclear industry remains very strong. Over 70 reactors are under construction at the beginning of 2014, and average annual uranium demand is expected to increase by about 4% over the next decade. However, challenges remain in the near to medium term, and have persisted for longer than anticipated due to the lingering effects of the events in Japan in 2011 and global economic slowdown. In this environment, our previous supply target of 36 million pounds by 2018 is no longer appropriate, and thus, we have eliminated that target. We expect this will allow us greater flexibility to respond to market conditions and deliver the best value until more certainty returns to the market environment.

In spite of the challenging market environment, we demonstrated our strengths again in 2013, exceeding our production target, delivering on our financial guidance and achieving a number of performance records. In particular, with the addition of NUKEM in 2013, our sales were about 42 million pounds, representing about 25% of 2013 reactor consumption.

Strong financial performance

Our financial results remained strong in 2013:

•	record annual revenue of $2.4 billion

•	annual gross profit of $607 million

•	record annual revenue of $1.6 billion from our uranium segment

•	record annual average realized price of $49.81 per pound ($48.35 US per pound) in our uranium segment

Net earnings attributable to our equity holders (net earnings) in 2013 were $318 million compared to $253 million in 2012. This $65 million increase in net earnings was the result of:

•	the impact of a one-time $168 million write-down of our investment in the Kintyre deposit in 2012

•	higher earnings in our fuel services segment as a result of an increase in sales volumes and realized prices

•	lower exploration expenditures

•	higher tax recoveries due to a decline in pre-tax earnings in Canada partially offset by:

•	lower earnings from our electricity business due to lower generation, a lower average realized price and higher costs

•	a $70 million write-down of our Talvivaara asset, due to their weakened financial position and pending corporate restructuring

•	higher losses on foreign exchange derivatives, due to the weakening of the Canadian dollar

HIGHLIGHTS DECEMBER 31 ($ MILLIONS EXCEPT WHERE INDICATED)	2013	2012	CHANGE
Revenue	2,439	1,891	29%
Gross profit	607	540	12%
Net earnings attributable to equity holders	318	253	26%
$ per common share (diluted)	0.81	0.64	27%
Adjusted net earnings (non-IFRS, see page 27)	445	434	3%
$ per common share (adjusted and diluted)	1.12	1.10	2%
Cash provided by operations (after working capital changes)	530	579	(8)%

2013 ANNUAL REPORT    7

Solid progress in our uranium segment this year

In our uranium segment, we achieved record annual production and, in the fourth quarter, record quarterly production, as well as a number of successes at our mining operations and development project. Key highlights:

•	record annual production of 23.6 million pounds—2% higher than the guidance we provided in our 2013 third quarter MD&A

•	record quarterly production of 7.5 million pounds in the fourth quarter—15% higher than in 2012

•	realized benefits of production flexibility provisions in our McArthur River/Key Lake licences, exceeding our annual production target by 4% and setting a new record for annual production from a uranium operation, anywhere in the world, with 20.1 million pounds (100% basis) in 2013

•	began commissioning the jet boring system at Cigar Lake, jetting a test cavity in waste rock followed by our first cavity in ore

•	in the US, our North Butte satellite operation began production

•	the Canadian Nuclear Safety Commission (CNSC) granted an eight-year operating licence for Cigar Lake, and 10-year operating licences for McArthur River, Key Lake and Rabbit Lake

•	Inkai received government approval of an amendment to the resource use contract to increase production from blocks 1 and 2 to 5.2 million pounds (3.0 million pounds our share)

•	we announced the signing of a collaboration agreement that will strengthen and formalize the relationship between us, AREVA Resources Canada Inc. (AREVA) and the English River First Nation, building on past co-operation and sharing of benefits from our operations

•	the government of Saskatchewan announced changes to the provincial royalty system to encourage continued investment in Saskatchewan

•	we delivered our first shipments of Canadian uranium to China under the Canada-China Nuclear Co-operation Agreement (NCA)

•	the Canadian government announced the signing of the final agreement required to implement the Canada- India NCA, which, once brought into force, will allow us to export Canadian-origin uranium to India

We also continued to advance our exploration activities, spending $9 million on seven brownfield exploration projects, $7 million on our projects under evaluation in Australia, and $13 million for resource definition at Inkai and at our US operations. We spent about $44 million on regional exploration programs, mostly in Saskatchewan, followed by Australia and the United States.

Updates on our other segments and investments

In our fuel services segment, production was 5% higher than in 2012 when we reduced production in response to weak market conditions for UF6. We also signed new three-year collective agreements with unionized employees at our Port Hope conversion facility.

In our electricity segment, Bruce Power Limited Partnership (BPLP) generated 24.8 terawatt hours (TWh) of electricity, at a capacity factor of 87%. Our share of earnings before taxes was $109 million, a 31% decrease compared to 2012.

On January 31, 2014, we announced the sale of our 31.6% limited partnership interest in BPLP and related entities to BPC Generation Infrastructure Trust, one of the limited partners in BPLP, for $450 million. The effective date for the sale is December 31, 2013. Under the agreements governing BPLP, the limited partners have rights of first offer upon a sale by us. Closing of the transaction is subject to completion or waiver of the right of first offer process by the other limited partners and receipt of certain regulatory approvals.

Our investment in GLE continues to progress. GLE is continuing its testing activities and engineering design work for a commercial facility. On November 27, 2013, the US Department of Energy (DOE) announced that it will negotiate with GLE for the sale of its depleted uranium hexafluoride inventory held at their Paducah, Kentucky and Portsmouth, Ohio sites. If negotiations are successful, we expect that definitive agreements would follow.

We completed our acquisition of NUKEM Energy GmbH in January 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services.

8    CAMECO CORPORATION

HIGHLIGHTS		2013	2012	CHANGE
Uranium	Production volume (million lbs)	23.6	21.9	8%
	Sales volume (million lbs)	32.8	32.9	—
	Average realized price ($US/lb)	48.35	47.72	1%
	($Cdn/lb)	49.81	47.72	4%
	Revenue ($ millions)	1,633	1,571	4%
	Gross profit ($ millions)	550	514	7%
Fuel services	Production volume (million kgU)	14.9	14.2	5%
	Sales volume (million kgU)	17.6	16.4	7%
	Average realized price ($Cdn/kgU)	18.12	17.75	2%
	Revenue ($ millions)	319	291	10%
	Gross profit ($ millions)	52	41	27%
NUKEM	Sales volume U3O8 (million lbs)	8.9	—	—
	Average realized price ($Cdn/lb)	42.26	—	—
	Revenue ($ millions)	465	—	—
	Gross profit (loss) ($ millions)	20	—	—
Electricity	Output (100%) (TWh)	24.8	26.8	(7)%
	Average realized price ($Cdn/MWh)	54	55	(2)%
	Revenue (100%)	1,370	1,487	(8)%
	Our share of earnings before taxes ($ millions)	109	157	(31)%

SHARES AND STOCK OPTIONS OUTSTANDING

At February 6, 2014, we had:

•	395,627,632 common shares and one Class B share outstanding

•	9,628,635 stock options outstanding, with exercise prices ranging from $15.79 to $54.38

DIVIDEND POLICY

Our board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time based on our cash flow, earnings, financial position, strategy and other relevant factors.

2013 ANNUAL REPORT    9

The nuclear energy industry today

The long-term outlook for the uranium industry continues to be very positive, despite the uncertainty that exists today. Against the backdrop of the world’s growing need for safe, clean, reliable and large-scale sources of energy, nuclear energy continues to play a significant role in the global energy mix. The challenge for the industry is the pathway and timing of the transition from today’s stagnant, over-supplied short-term market to the promise of nuclear growth and positive uranium market conditions in the long term.

Market conditions deteriorated in 2013, and we believe the uncertainty could continue depending on how events unfold. In particular, the slower than expected pace of Japanese reactor restarts, unexpected reactor shutdowns in the United States and temporary shutdowns in South Korea led to demand erosion. Compounding the issue, the supply side performed well: primary supply remained stable while secondary supply increased modestly, primarily due to enricher underfeeding. The impact of these conditions was the extension of the post-Fukushima inventory overhang and further downward price pressure.

This market dynamic also led to a reduction in market contracting activity. Utilities are well covered under long-term contracts for the time being and are not under pressure to buy. Similarly, existing suppliers appear reluctant to enter into meaningful contract volumes at current prices. The result was very low levels of long-term contracting in 2013—around 10% of current annual reactor consumption estimates, highlighting a cordial stalemate between buyers and sellers. How this stalemate is resolved between buyers and sellers will be a key factor influencing the pace of market recovery.

Looking beyond the current market challenges, there were several positive indications for the long term in 2013. In Japan, more clarity was gained around the process for reactor restarts: the Nuclear Regulatory Authority (NRA) implemented measures that improved regulatory stability; restart applications were submitted by seven utilities covering 16 reactors; and, there was observable confidence from Japanese utilities who are spending billions of dollars on plant upgrades in anticipation of a positive restart environment.

In other regions, China’s remarkable nuclear growth program remains on track. Three more reactors were brought online, and construction began on four more in 2013. The UK also garnered positive attention as a result of a government-backed revenue arrangement with Electricité de France, designed to support new build there. Overall, the anticipated increase in nuclear plants from 433 (representing 394 gigawatts) today to 526 (representing 514 gigawatts) by 2023 illustrates a promising growth picture.

And it is clear that this growth will require new sources of uranium supply at a time when secondary supplies are diminishing and current market conditions have resulted in deferrals and cancellations of several uranium projects. Current prices are insufficient to incent new production. The end of the Russian Highly Enriched Uranium (HEU) commercial agreement in 2013, removing 24 million pounds of annual supply from the market, highlights the need for increasing reliance on primary uranium supply in the future. The timing of this required supply may well be muted in the near term due to the extension of the over-supply situation, but it remains clear new supply will be required this decade. The development and execution of new uranium supply projects, as well as continued performance of existing supply, will also play a significant role in determining the timing and pace of market recovery.

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Industry prices

In 2013, the spot price declined from $44 (US) per pound to a low of about $34 (US) per pound. Utilities continue to be well covered under existing contracts. Given the current uncertainties in the market, we expect utilities and other market participants will continue to be opportunistic in their buying. We expect contracting over the next 12 months to remain somewhat discretionary.

	2013	2012	CHANGE
Uranium ($US/lb U3O8) [1]
Average spot market price	38.17	48.40	(21)%
Average long-term price	54.13	60.13	(10)%
Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	9.60	7.99	20%
Europe	10.07	8.56	18%
Average long-term price
North America	16.50	16.75	(1)%
Europe	17.17	17.25	—
Note: the industry does not publish UO2 prices.
Electricity ($/MWh)
Average Ontario electricity spot price	25	23	9%

[1]	Average of prices reported by TradeTech and Ux Consulting (Ux)

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World consumption and production

We estimate global uranium consumption in 2013 was about 167 million pounds and production was 156 million pounds.

We expect global uranium consumption to increase to about 170 million pounds in 2014, and global production to be approximately 160 million pounds. Secondary supplies should continue to bridge the gap.

By 2023, we expect world uranium consumption to be about 240 million pounds per year, representing average annual growth of about 4%. These consumption estimates exclude strategic inventory building that we expect will occur in growth regions.

We expect existing primary production to decrease over the next decade, falling to 120 million pounds by 2023 and highlighting the need for new primary supply.

We expect world consumption for conversion services to increase similar to uranium consumption.

Contract volumes

The Ux estimate for global spot market sales in 2013 is about 50 million pounds, similar to previous years. Utilities and traders were responsible for the majority of the purchases, taking advantage of the lower spot prices to make opportunistic purchases.

At the start of 2013, we estimated long-term contracting volumes for the year to be between 75 million and 100 million pounds, although they ended the year at about 20 million pounds, a historical low. Neither buyers nor suppliers are under significant pressure to contract, and suppliers are likely hesitant to lock in meaningful volumes at current price levels. Long-term contracting volumes in 2014 will depend on market conditions.

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The long-term view

We remain confident in the long-term fundamentals of the nuclear industry, despite the near- to medium-term challenges. Our industry is driven by demand for energy, which continues to grow as a result of continued increases in world population and industrial development. The 2013 World Energy Outlook predicts that, by 2035, electricity consumption will have grown by about 70% from current levels. Most of this energy will be used by developing (non-OECD) countries as their populations and standards of living increase.

New reactor outlook

Within this context, most countries are pursuing a diversified approach to energy growth, with an emphasis on energy security and clean energy. Nuclear power can generate baseload electricity with no toxic air pollutants, carbon dioxide (CO2) or other greenhouse gas emissions. It has the capacity to produce enough electricity on a global scale to meet the world’s growing needs, and while it is not the only solution, it is an affordable and sustainable source of safe, clean and reliable energy. As a result, we expect nuclear energy to remain an important part of the energy mix.

In 2013, four reactors were connected to the grid (three in China and one in India), offset by the closures of four reactors in the United States. Construction commenced on 11 units during the year: four in the United States, four in China and one each in the UAE, South Korea and Belarus. Power uprates added about 645 megawatts of capacity to existing units.

Today, there are 433 operable reactors with a total generating capacity of 394 gigawatts. Over the next 10 years, we expect the number of reactors to grow to 526, with the startup of 144 units, offset by 51 closures. That represents generating capacity of about 514 gigawatts by 2023, which translates to an average annual growth of 3%.

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Of this growth, approximately 70 reactors with 75 gigawatts of generating capacity are under construction today. This is a significant rate of growth in new reactor construction. At the end of 2013, China continued to lead the growth with 29 reactors under construction. India, Russia, South Korea and the United States are also progressing in the expansion of their nuclear fleets. Of the 70 reactors under construction today, if startups occur as planned, 50 of those units (53 gigawatts) will be online over the next three years.

In the UK, the government is maintaining its commitment to nuclear energy as a source of emissions-free energy. Critical milestones have been reached, allowing potential vendors to move forward with new build plans. In addition, several previously non-nuclear countries are moving ahead with their reactor construction programs or considering adding nuclear to their energy programs in the future. Construction work continues on two of four planned units in the UAE that will supply 5.6 gigawatts of nuclear capacity by 2020. Turkey is also moving forward with plans to build eight new reactors at two different sites. Belarus, Saudi Arabia, Vietnam,Bangladesh, Poland and Jordan are also moving forward with plans to proceed with nuclear power development.

DEMAND FOR URANIUM IS GROWING

Not surprisingly, as the number of reactors grows, so too does the demand for uranium. Over the next decade, we expect world demand to grow at an average annual growth rate of about 4%, totaling approximately 2.2 billion pounds from 2014—2023. As a result of that growth, by 2023, we expect annual world consumption to be approximately 240 million pounds, plus about 20 million pounds per year for strategic inventory building, totaling 260 million pounds of world demand.

SUPPLY UNCERTAINTY

While demand is expected to increase over the next decade, many producers have announced delays and cancellations to their projects, which could have an effect on the longer term outlook for the uranium industry. Complicating the supply outlook further is the possibility of some projects, primarily driven by sovereign interests, moving forward in the near term despite market conditions.

We estimate roughly two-thirds of global uranium supply over the next 10 years to come from existing primary production—mines that are currently in commercial operation—and about 15% to come from existing secondary supply sources. However, most secondary sources are finite and will not meet long-term needs. One of the largest sources of secondary supply is uranium derived from the Russian HEU commercial agreement, which came to an end in 2013, removing about 24 million pounds per year from the market. This volume is more than our current total annual production.

The result is that we estimate about 20% of supply will need to come from new sources at a time when new projects are being delayed or cancelled because of current market conditions. The situation is exacerbated by barriers to entry and lead times for new uranium production being as long as 10 years or more, depending on the deposit type and location. As conditions continue to evolve, it is important to keep an eye on supply.

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Our strategy

Our strategy remains focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. As a result of the longer-than-anticipated market uncertainty, we are adjusting our plans in line with this focus.

Market challenges have persisted since early 2011, and we expect they will continue for the near to medium term, depending on:

•	the pace of Japanese reactor restarts

•	how long it takes for excess supply to clear the market

•	when long-term contracting resumes in meaningful quantities

•	the development and execution of new uranium supply projects

•	continued performance of existing supply

In this environment, a fixed production target is no longer appropriate; although we still have an extensive portfolio of assets from which we can increase our production capacity, we have decided the prudent action is to eliminate our previous 2018 supply target of 36 million pounds. This will allow us increased flexibility in order to deliver the best value through this period of uncertainty, while at the same time retaining the ability to benefit when more certainty returns to the market environment, as we expect it will. Today, our strategy is to profitably produce at a pace aligned with market signals to increase long-term shareholder value.

We plan to:

•	carry out all of our business with a focus on safety, people and the environment

•	ensure continued reliable, low-cost production from our flagship operation, McArthur River/Key Lake and seek to expand that production

•	ensure continued reliable, low-cost production at Inkai

•	successfully bring on and ramp up production at Cigar Lake

•	manage the rest of our production facilities and potential sources of supply in a manner that retains the flexibility to respond to market signals and take advantage of value adding opportunities within our own portfolio and the uranium market

•	manage and allocate capital in a way that balances growing the long-term value of the business and returns to shareholders, while maintaining a strong balance sheet and our investment grade rating

Capital allocation

Delivering returns to our long-term shareholders is a top priority. We continually evaluate our investment options to ensure we allocate our capital in a way that we believe will:

•	create the greatest long-term value for our shareholders

•	allow us to maintain our investment grade rating

•	ensure we execute on our dividend policy

We start by determining how much cash we have to invest (investable capital), which is based on our expected cash flow from operations minus expenses we consider to be a higher priority, such as dividends and financing costs, and could include others. This investable capital can be reinvested in the company or returned to shareholders.

Reinvestment

Before investable capital is reinvested in sustaining, capacity replacement or growth, each investment must demonstrate that it can meet the required risk-adjusted return criteria, and we must identify at the corporate level the expected impact on cash flow, earnings and the balance sheet. All project risks must be identified, including the risks of not investing. Allocation of capital only occurs once an investment has cleared these hurdles.

This may result in some opportunities being held back in favour of higher return investments, and should allow us to generate the best return on investment decisions when we are faced with multiple prospects, while also controlling our costs. If there are not enough good growth prospects internally or externally, this may also result in residual investable capital, which we would then consider returning directly to shareholders.

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Return

If we determine the best use of cash is to return it to shareholders, we can do that through a share repurchase or dividend—either a one-time special dividend or a dividend growth policy. When deciding between these options, we consider a number of factors, including generation of excess cash, our growth prospects, growth prospects for the industry, and the nature of the excess cash.

Share buyback: If we were generating excess cash while there were little or no growth prospects for the Company or the industry, then a share buyback might make sense. However, our current view is that the long-term fundamentals for Cameco and the industry remain strong.

Dividend: We view our dividend as a priority. Therefore, any change to our dividend policy must be carefully considered with a view to long-term sustainability. Currently, the conditions in the uranium market do not provide us with the level of certainty we require to implement changes in our dividend policy.

Marketing Strategy

As with our corporate strategy and our approach to capital allocation, the purpose of our marketing strategy is to deliver value and secure a solid base of earnings and cash flow, by maintaining a balanced contract portfolio that optimizes our realized price.

We sell uranium and fuel services directly to nuclear utilities around the world, as uranium concentrates, UO2, UF6, conversion services or fuel fabrication. Uranium is not traded in meaningful quantities on a commodity exchange. Utilities buy the majority of their uranium and fuel services products under long-term contracts with suppliers, and meet the rest of their needs on the spot market.

We have an extensive portfolio of long-term sales contracts which reflects the long-term, trusting relationships we have with our customers.

In addition, we are active in the spot market, buying and selling uranium where it is beneficial for us. With our purchase of NUKEM, we have enhanced our ability to participate in this regard as they are one of the world’s leading traders of uranium and uranium-related products. We undertake activity in the spot market prudently, looking at the spot price and other business factors to decide whether it is appropriate to purchase or sell into the spot market. This activity gives us insight into the underlying market fundamentals and is a source of profit.

OPTIMIZING REALIZED PRICE

We try to maximize our realized price by signing contracts with terms between five and 10 years (on average) that include mechanisms to protect us when market prices decline, and allow us to benefit when market prices go up.

Because we deliver large volumes of uranium every year, our net earnings and operating cash flows are affected by changes in the uranium price. Market prices are influenced by the fundamentals of supply and demand, geopolitical events, disruptions in planned supply and other market factors.

40% FIXED-PRICE CONTRACTS, 60% MARKET-RELATED CONTRACTS

We target a ratio of 40% fixed-price contracts and 60% market-related contracts. This is a balanced and flexible approach that allows us to adapt to market conditions, reduce the volatility of our future earnings and cash flow, and deliver the best value to shareholders over the long term. It is also consistent with the contracting strategy of our customers.

Over time, this strategy has allowed us to add increasingly favourable contracts to our portfolio that will enable us to participate in increases in market prices in the future.

Fixed Price Contracts: are typically based on the industry long-term price indicator at the time the contract is accepted and escalated over the term of the contract.

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Market-Related Contracts: are different from fixed-price contracts in that they may be based on either the spot price or the long-term price, and that price is as quoted at the time of delivery rather than at the time the contract is accepted. These contracts also often include floor prices and some include ceiling prices, both of which are also escalated over the term of the contract.

Fuel Services Contracts: the majority of our fuel services contracts are at a fixed price per kgU, escalated over the term of the contract, and reflect the market at the time the contract is accepted.

CONTRACT PORTFOLIO STATUS

Currently, we are heavily committed under long-term uranium contracts through 2017, so we are being selective when considering new commitments. We have commitments to sell approximately 230 million pounds of U3O8 with 45 customers worldwide, and commitments to sell approximately 80 million kilograms as UF6 conversion with 41 customers worldwide.

Customers—U3O8:

•	36% of volume to Americas (US, Canada, Latin America)

•	41% of volume to Asia

•	23% of volume to Europe

•	five largest customers account for 50% of commitments

Customers—UF6 conversion:

•	40% of volume to Americas (US, Canada, Latin America)

•	25% of volume to Asia

•	35% of volume to Europe

•	five largest customers account for 54% of commitments

Managing our contract commitments and costs

We deliver more uranium than we produce every year. To meet our delivery commitments, we use uranium obtained:

•	from our existing production

•	through purchases under long-term agreements and in the spot market

•	from our existing inventory

Over the past three years, we have maintained sales in excess of 32 million pounds annually. Previously, we planned to maintain our sales volumes year-over-year using a combination of sources, including production increases and normal course purchases, even once the Russian HEU commercial agreement came to an end. However, given the longer-than-expected period of market uncertainty, we have changed our plans in our continued pursuit to add value. Rather than maintaining sales at a fixed level, we will allow sales volume to vary depending on:

•	the level of sales commitments in our long-term contract portfolio (the annual average sales commitments over the next five years is 30 million pounds, with commitment levels through 2016 higher than in 2017 and 2018)

•	our production volumes, including from the rampup of Cigar Lake and from planned increases at McArthur River/Key Lake

•	purchases under existing and/or new arrangements

•	discretionary use of inventories

•	market opportunities

PRODUCTION

To help us operate efficiently and cost-effectively, we manage operating costs and improve plant reliability by prudently investing in production infrastructure, new technology and business process improvements. Like all mining companies, our uranium segment is affected by the rising cost of inputs such as labour and fuel. In 2013, labour, production supplies and contracted services made up 92% of the production costs at our uranium mines. Labour (37%) was the largest component. Production supplies (28%) included fuels, reagents and other items.

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Contracted services (27%) included mining and maintenance contractors, air charters, security and ground freight.

In 2014 and over the next few years, we will complete a number of capital projects at our various production facilities, including Cigar Lake. Upon completion, we will begin to depreciate the assets. This will increase the non-cash portion of our production costs and is expected to increase our unit cost of sales.

In addition, starting this year, we expect to begin to recognize the profits or losses related to Cigar Lake’s operating activities. All expenditures incurred prior to that time are expected to be capitalized as development costs. Depending on the actual timing of the rampup to the full production rate, we expect that the cash cost of material produced from Cigar Lake will initially be higher, which is also expected to increase our unit cost of sales.

Operating costs in our fuel services segment are mainly fixed. In 2013, labour accounted for about 54% of the total. The largest variable operating cost is for energy (natural gas and electricity), followed by zirconium and anhydrous hydrogen fluoride.

PURCHASES AND INVENTORY

Our costs are also affected by the purchases of uranium and conversion services we make under long-term contracts and on the spot market.

Previously, our most significant long-term purchase contract was the Russian HEU commercial agreement, which ended in 2013. With that source of supply no longer available, and until Cigar Lake ramps up to full production, to meet our delivery commitments, we will make use of our inventories and we may purchase material where it is beneficial to do so. We expect our purchases will result in profitable sales; however, the cost of purchased material may be higher than our other sources of supply, depending on market conditions.

To determine our cost of sales, we calculate the average of all our sources of supply including opening inventory, production and purchases. Therefore, to the extent the cost of our purchases are higher than the cost of our other sources of supply, we would expect our unit cost of sales to increase.

OUTLOOK

The impact of these increased unit costs on our financial results is expected to be temporary. As greater certainty returns to the uranium market, based on our view that the market will transition from being supply-driven to being demand-driven, we expect uranium prices will rise to reflect the cost of bringing on new production to meet growing demand.

We expect rising market prices for uranium will have a positive impact on our average realized price. In addition, as Cigar Lake reaches full production and the expansion at McArthur River/Key Lake is complete, our production will increase, which we expect will create more stability in the unit cost of sales for our uranium segment.

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Responsibility

Safety, environmental protection and supportive communities are high priorities during all stages of our activities, from exploration and development to operations, decommissioning and reclamation. We strive to be a leader in these areas through a strong safety culture, a focus on the environment, an engaged workforce, and informed and supportive communities. As a result, we are committed to the following principles:

•	preventing injury, ill health and pollution

•	complying with and moving beyond legal and other requirements

•	keeping risks at levels as low as reasonably achievable

•	ensuring quality of processes, products and services

Focus on long-term sustainability

Companies are under growing scrutiny for the way they conduct their business, and there has been a significant increase in stakeholder expectations for environmentally and socially responsible business practices.

Rather than viewing sustainable development as an ‘add-on’ to traditional business activity, we see it as integral to the way we do business, and have made it a strategic priority, integrating it into our objectives and compensation policies.

You can find out more in our 2012 Sustainable Development report and 2013 data update on our website (cameco.com), or in our upcoming 2014 Sustainable Development report, which will be available in June.

We are committed to continual improvement in all aspects of our performance to ensure our operations continue to be safe, clean and reliable.

Safety

We have a long history of safety at our operations and across the organization as a result of a strong safety culture based around the following principles:

•	safety is our first priority

•	we are all accountable for safety

•	safety is part of everything we do

•	safety leadership is critical to us

•	we are a learning organization

Over the past several years, we have focused on enhancing our safety culture, and our results in 2013 clearly show that we are achieving success. Many of our sites celebrated key safety milestones, including the Blind River Refinery (seven years without a lost-time injury (LTI)), Cameco Fuel Manufacturing Inc. (two years without an LTI), and the Port Hope conversion facility (one year without an LTI).

McArthur River, Key Lake, Rabbit Lake and Cigar Lake also delivered strong safety performance, with injury rates trending downward at each site. This is particularly noteworthy since all four facilities have seen increased levels of construction activity over the past several years.

A clean environment

We are committed to operating our business with the highest level of respect and care for the local and global environment. We strive to be a leader in environmental practices not only by complying with legal requirements, but by preventing pollution, conserving biodiversity, being properly prepared to respond to emergency situations, and by managing the environmental aspects of our business responsibly overall.

We continually refine our performance objectives and revisit the indicators we use to measure our progress, with the goal of continually improving.

Reducing our impact

We establish and implement risk-informed targets to reduce our potential effect on air, water and land, optimize our energy consumption, and manage waste. To ensure an effective approach to environmental performance, all of our operating sites have environmental management systems that are registered to the ISO-14001 standard.

•	Water: We have employed water treatment technologies that have improved the quality of the treated water released from our Saskatchewan uranium mining and milling operations. For example, we have dramatically reduced molybdenum, uranium and selenium in effluent at these operations. We continue to look at how we can improve these treatment circuits and increase the efficiency of our water use to achieve even better results at all of our operations.

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•	Waste: We continue to work on projects to reduce waste, improve the reclamation process and manage waste rock more effectively. For example, at our Rabbit Lake operation, we completed reclamation of the B-Zone waste rock pile, which was a significant undertaking over the past several years.

•	Air: We continue to revitalize our facilities to extend the lifespan of our operating sites. Although our emissions have always met all regulatory requirements, we have further improved air emissions by replacing some existing facilities. For example, replacement and upgrades to the sulphuric acid plants at Key Lake and Rabbit Lake have significantly reduced emissions of sulphur dioxide at those sites. Work to replace the calciner at Key Lake is also underway, which is expected to reduce emissions to air from the drying and packaging of the mill’s final product.

People

Our success over the past 25 years is largely a result of the knowledgeable, innovative, hard-working people that have been a part of the Cameco team. Going forward, it is important that we continue to have an engaged, qualified and diverse organization, capable of leading and implementing our strategies. Our challenge is to retain our current workforce and compete for the limited number of qualified people available. Our long-term people strategy includes identifying critical workforce segments and planning our workforce to meet this challenge.

Our approach is working. We were recognized in a number of ways for our employee programs in 2013: the Financial Post named us one of the Top 10 Best Companies to Work for in Canada for the fourth year in a row; Mediacorp named us one of Canada’s Top 100 Employers and also one of Canada’s Best Diversity Employers, both for the fourth year in a row; we were named one of Canada’s Top Employers for Young People by Mediacorp for the second year; and we were named a Top Employer for Canadians Over 40 by Mediacorp. You can find out more about our awards on cameco.com.

Supportive communities

To maintain public support for our operations, we need the respect and support of communities, indigenous people, governments and regulators affected by our operations.

We work with communities who are affected by our activities to tell them what we are doing and to receive feedback and further input to build and sustain trust. For example, in Saskatchewan, we participate in the Athabasca Working Group and Northern Saskatchewan Environmental Quality Committee. In Ontario, we liaise with our communities by regularly holding educational and environment-focused activities. Public opinion research shows that we have strong local support in these communities.

We build and sustain the trust of local communities by being a leader in corporate social responsibility (CSR). This was recognized by the Canadian Council of Aboriginal Business (CCAB) through its Progressive Aboriginal Relations program (PAR) when we were awarded our fourth consecutive Gold Level certification. Also in 2013, we were the proud recipient of the Prospector and Developer’s Association of Canada (PDAC) award in Environmental and Social Responsibility based on our long-term commitment to corporate social responsibility.

Through our CSR initiatives, we also educate, engage, employ and invest in the people in the regions where we operate.

For example, in northern Saskatchewan in 2013:

•	just under 50% of the employees at our northern mines were local residents (747) and were paid more than $74 million in wages

•	more than $450 million was paid to northern businesses, which provided 67% of services to our northern minesites. This is the second straight year we have surpassed the $450 million mark in our northern service spend.

•	we made more than 70 community visits in northern Saskatchewan to discuss potential projects at our northern operations, and to provide career information to high school students and community members

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•	we donated more than $1.1 million to northern and aboriginal initiatives for youth, health and wellness, education and literacy, and culture and recreation

•	we supported high school and post-secondary students through scholarship, apprenticeship and summer student programs, work placements, and the Athabasca Education Awards

In an effort to formalize our relationship with local communities and guide future co-operation and the sharing of benefits from our operations, we have now negotiated two collaboration agreements with northern Saskatchewan communities. In a joint effort with AREVA, in 2013, we signed a collaboration agreement with the English River First Nation. This agreement, similar to the one we signed with the northern village of Pinehouse and the Kineepik Metis Local in 2012, sets out specific commitments by the mining companies with respect to workforce development, business development, community engagement, environmental stewardship and community investment. These agreements confirm the support of the First Nation people for our existing projects and operations, subject to our continued work to protect the health and safety of people and the environment.

Our operations are closely regulated to give the public comfort that we are operating in a safe and environmentally responsible way. Regulators approve the construction, startup, continued operation and any significant changes to our operations. Our operations are also subject to laws and regulations related to safety and the environment, including the management of hazardous wastes and materials.

Our objectives are consistent with those of our regulators—to keep people safe, protect the environment and engage with local communities. We pursue these goals through transparent and respectful efforts with all of our regulators. We work to maintain their trust and that of stakeholders by continually striving to protect people and the environment.

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Measuring our results

Our ability to build competitive advantage and deliver value is a function of our people, processes, assets and reputation.

We use four categories to define what we are committed to deliver, how we will measure our results, and how we determine compensation:

•	outstanding financial performance

•	a safe, healthy and rewarding workplace

•	a clean environment

•	supportive communities

We introduced these measures of success to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that, together, they will ensure our long-term sustainability.

OUTSTANDING FINANCIAL PERFORMANCE

2013 OBJECTIVES	RESULTS
Earnings Measures	Exceeded

• Achieve targeted adjusted net earnings and cash flow from operations (before working capital changes).	• Adjusted net earnings[1] were $445 million, 11% higher than our target. • Cash flow from operations (before working capital changes)[1] was $669 million, 11% higher than our target.

Capital Management	Partially achieved

• Execute capital projects within scope, on time and on budget.	• Our cost performance indicator for 2013 was 0.87 (over budget), above the threshold; however, below the target of 1.0, due to cost overruns and necessary scope additions at Cigar Lake.

• Our schedule performance indicator was below our threshold for 2013, resulting in a zero rating.

Cigar Lake	Not achieved

• Achieve production at Cigar Lake in 2013.

•   In 2013, we made strong progress toward production, including jetting in waste, assembling a second jet boring system underground, and commissioning most of the other mine systems. We were also successful in obtaining the required construction and operating licence. However, production of the first packaged pounds was delayed as a result of additional work to ensure the safe, efficient operation of the mine and mill. In December, we began jet boring in ore, and have since completed the first cavity in ore.

[1]	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure), and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. Adjusted net earnings (non-IFRS measure) is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. This measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and adjusted for impairment charges, inventory write-downs, losses on exploration interests and income taxes on adjustments. Cash flow from operations (before working capital changes) of $669 million is cash provided by operations of $530 million with the changes in non-cash working capital of $139 million added back. Changes in non-cash working capital includes changes in accounts receivable, inventories, supplies and prepaid expenses, accounts payable and accrued liabilities, and certain other operating items, as further detailed in note 24 to our audited 2013 financial statements.

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SAFE, HEALTHY AND REWARDING WORKPLACE

2013 OBJECTIVES	RESULTS

•   Strive for no lost-time injuries (LTI) at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

Exceeded

•   Overall safety performance was strong in 2013[1]. Injury rates trended downward across the company and were better than expected. Average radiation doses remained low and stable. In the past two years, we have met our targets for safety performance.

• Attract and retain the employees needed to support operations and growth.

Achieved

•   We were listed as both a Top 100 Employer (for the fourth year in a row) and one of the Financial Post’s 10 Best Companies to Work For, in addition to receiving awards for being among Saskatchewan’s Top 10 Employers, Canada’s Best Diversity Employers, Top Employer for Canadians Over 40, and a Top Employer for Young People.

• Our 2013 turnover rate of 8.3% (excluding the impact of restructuring) was lower than our target of 9%.

• The expected turnover rate for new hires within the first year of employment was slightly higher than expected at 12.7%.

[1]	Measured against the Occupational Safety and Health Administration (OSHA) safety metrics, total recordable incident rate (TRIR) and days away, restricted or transferred (DART), adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone. DART is a measure of the rate of workplace injuries and illnesses that require employees to miss work, perform restricted work activities or transfer to another job within a calendar year.

CLEAN ENVIRONMENT

2013 OBJECTIVES	RESULTS

•   Do not incur an incident that results in moderate or significant environmental impacts or remediation costs of greater than or equal to $1M or which has reasonable potential to result in significant negative impact on the company’s reputation. Achieve a decreasing trend for environmental incidents, measured as less than the long-term average.

Exceeded

•   There were no significant environmental incidents in 2013, and our reportable environmental incidents were significantly lower than our long-term average of 38, with only 22 over the course of the year.

SUPPORTIVE COMMUNITIES

2013 OBJECTIVES	RESULTS

•   Increase employment of residents of Saskatchewan’s north (RSN) by 2% (15 net additions) over 2012.

•   Support northern business development opportunities by procuring at least 75% of northern services from northern Saskatchewan vendors.

Not achieved

•   Overall RSN employment decreased seven positions from 2012 to 747 positions. However, we were successful in adding 18 RSN employees at Cigar Lake, and maintained a 50% RSN workforce overall at the northern sites.

•   Only 67% of northern services were procured from northern Saskatchewan vendors. We did not achieve our target due to disproportionate growth in overall spend, cost efficiencies and a temporary increase in expenditures, largely growth capital at Cigar Lake which required specialized services that were not available from northern Saskatchewan vendors. Over the past few years, overall spend has grown faster than the growth in capacity of northern vendors. Despite not achieving our targeted ratio, the nominal business volume with northern Saskatchewan vendors has more than doubled since 2009.

2013 ANNUAL REPORT    23

2014 objectives

We set corporate, business unit and departmental objectives every year under our four measures of success, and these become the foundation for a portion of annual employee compensation.

OUTSTANDING FINANCIAL PERFORMANCE

•	Achieve targeted adjusted net earnings and cash flow from operations.

•	Execute capital projects within scope, on time and on budget.

•	Achieve production at Cigar Lake in 2014, and advance other activities needed to achieve medium and long-term growth objectives.

SAFE, HEALTHY AND REWARDING WORKPLACE

•	Improve workplace safety performance at all sites.

•	Attract and retain the employees needed to support operations and growth.

CLEAN ENVIRONMENT

•	Improve environmental performance at all sites.

SUPPORTIVE COMMUNITIES

•	Build and sustain strong stakeholder support for our activities.

24    CAMECO CORPORATION

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

26	2013 CONSOLIDATED FINANCIAL RESULTS

34	OUTLOOK FOR 2014

34	LIQUIDITY AND CAPITAL RESOURCES

39	BALANCE SHEET

40	2013 FINANCIAL RESULTS BY SEGMENT

40	URANIUM

43	FUEL SERVICES

43	NUKEM

45	ELECTRICITY

49	FOURTH QUARTER RESULTS BY SEGMENT

49	URANIUM

51	FUEL SERVICES

51	NUKEM

52	ELECTRICITY

2013 ANNUAL REPORT    25

2013 consolidated financial results

Starting in the first quarter of 2013, IFRS 11—Joint Arrangements requires that we account for our interest in BPLP using equity accounting. Our results for 2012 throughout this MD&A have been revised for comparative purposes; however, our results for 2011 have not been revised. See New standards and interpretations not yet adopted on page 90 for more information.

HIGHLIGHTS				CHANGE FROM
DECEMBER 31 ($ MILLIONS EXCEPT WHERE INDICATED)	2013	2012	2011[1]	2012 TO 2013
Revenue	2,439	1,891	2,384	29%
Gross profit	607	540	776	12%
Net earnings attributable to equity holders	318	253	450	26%
$ per common share (basic)	0.81	0.64	1.14	27%
$ per common share (diluted)	0.81	0.64	1.14	27%
Adjusted net earnings (non-IFRS, see page 27)	445	434	509	3%
$ per common share (adjusted and diluted)	1.12	1.10	1.29	2%
Cash provided by operations (after working capital changes)	530	579	745	(8)%

[1]	Our 2011 results have not been revised; at that time, we accounted for BPLP using proportional consolidation.

Net earnings

Our net earnings attributed to equity holders (net earnings) were $318 million ($0.81 per share diluted) compared to $253 million ($0.64 per share diluted) in 2012, mainly due to:

•	the impact of a one-time $168 million write-down of our investment in the Kintyre project in 2012

•	higher earnings from our fuel services business as a result of an increase in sales volumes and realized prices

•	lower exploration expenditures due to decreased activity at our Kintyre project in Australia

•	higher tax recoveries due to a decline in pre-tax earnings in Canada. See Income Taxes on page 30 for details.

partially offset by:

•	lower earnings from our electricity business due to lower generation, a lower average realized price and higher costs

•	a $70 million write-down of our Talvivaara asset due to their weakened financial position and pending corporate restructuring

•	higher losses on foreign exchange derivatives due to the weakening of the Canadian dollar

THREE-YEAR TREND

Our net earnings normally trend with revenue, but, in recent years, have been significantly influenced by unusual items.

In 2012, our net earnings were $197 million lower than in 2011 primarily due to the write-down of our investment in the Kintyre project, and lower earnings from our uranium business as a result of lower realized prices and an increase in the cost of product sold, which was partially offset by higher earnings from our electricity business and lower taxes in that year.

Impairment charge on non-producing assets

During the fourth quarter of 2013, we recognized a $70 million impairment charge relating to our agreement with Talvivaara Mining Company Plc. to purchase uranium produced at the Sotkamo nickel-zinc mine in Finland. The impairment charge represents the full amount of our investment, which was used to cover construction costs, with the amount to be repaid through deliveries of uranium concentrate. The amount of the charge was determined as the excess of the carrying value over the fair value, less costs to sell. Due to Talvivaara’s weak financial position and application to the Finnish government to undergo a corporate restructuring, as an unsecured creditor, we determined the fair value less costs to sell to be nil, and as such, recognized an impairment charge for the full amount of the asset.

26    CAMECO CORPORATION

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and adjusted for impairment charges on non-producing properties, NUKEM inventory write-down, loss on exploration properties, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the years ended 2013, 2012 and 2011, as reported in our financial statements.

($ MILLIONS)	2013	2012	2011
Net earnings attributable to equity holders	318	253	450
Adjustments
Adjustments on derivatives[1] (pre-tax)	56	17	80
Impairment charge on non-producing property	70	168	—
NUKEM inventory write-down	14	—	—
Loss on exploration properties	15	—	—
Income taxes on adjustments	(28)	(4)	(21)
Adjusted net earnings	445	434	509

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

2013 ANNUAL REPORT    27

The table below shows what contributed to the change in adjusted net earnings for 2013.

($ MILLIONS)
Adjusted net earnings – 2012		434

Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(2)
	Higher realized prices ($US)	21
	Foreign exchange impact on realized prices	48
	Higher costs	(30)
	Hedging benefits	(66)

	change – uranium	(29)

Fuel services	Higher sales volume	3
	Higher realized prices ($Cdn)	7
	Lower costs	1
	Hedging benefits	(8)

	change – fuel services	3

NUKEM	Gross profit, net of pre-tax inventory adjustment	33

	change – NUKEM	33

Other changes
Lower earnings from equity investment in BPLP		(48)
Contract termination charge		30
Higher administration expenditures		(4)
Lower exploration expenditures		24
Loss on equity-accounted investments		(5)
Lower income taxes		15
Other		(8)

Adjusted net earnings – 2013		445

THREE-YEAR TREND

Our adjusted net earnings declined from 2011 to 2012, but increased in 2013.

The 15% decrease from 2011 to 2012 resulted from:

•	lower earnings from our uranium business due to lower realized prices and an increase in our unit costs

•	higher charges for administration and exploration

partially offset by:

•	higher earnings from our electricity business mainly due to lower costs and higher sales volumes

•	lower income taxes

The 3% increase from 2012 to 2013 resulted from:

•	addition of gross profit from NUKEM

•	lower exploration costs due to a decrease in activity at our Kintyre project in Australia

•	lower income taxes

partially offset by:

•	lower earnings from our electricity business due to lower generation, a lower average realized price and higher costs

28    CAMECO CORPORATION

Revenue

The table below shows what contributed to the change in revenue this year.

($ MILLIONS)
Revenue – 2012	1,891

Uranium
Lower sales volume	(7)
Higher realized prices ($Cdn)	68
Fuel services
Higher sales volume	21
Higher realized prices ($Cdn)	7
NUKEM	465
Other	(6)

Revenue – 2013	2,439

See 2013 Financial results by segment on page 40 for more detailed discussion.

THREE-YEAR TREND

In 2012, revenue declined by 21% compared to 2011 mainly due to the exclusion of revenue from our interest in BPLP in 2012. For 2012, a revision was made to account for BPLP using equity accounting; however, the 2011 results have not been revised. Further contributing to the decline was a lower realized price for uranium, which was $1.46 per pound lower than the average realized price of $49.18 per pound in 2011.

In 2013, revenue increased by 29% compared to 2012 due to the addition of NUKEM, as well as a higher realized price for uranium.

Average realized prices

		2013	2012	2011	CHANGE FROM 2012 TO 2013
Uranium[1]	$US/lb	48.35	47.72	49.17	1%
	$Cdn/lb	49.81	47.72	49.18	4%
Fuel services	$Cdn/kgU	18.12	17.75	16.71	2%
Electricity	$Cdn/MWh	54	55	54	(2)%

[1]	Average realized foreign exchange rate ($US/$Cdn): 2013—$1.03, 2012—$1.00, and 2011—$1.00

Outlook for 2014

We expect consolidated revenue to be up to 5% higher in 2014 due to an increase in realized prices in our uranium business.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns and, therefore, our sales volumes and revenue, can vary significantly. We expect that uranium deliveries in the first quarter of 2014 will be slightly higher than the first quarter of 2013, with about 20% of the year’s deliveries scheduled for the first three months. We expect uranium deliveries for the balance of 2014 to be more heavily weighted (~60%) to the second half of the year. However, not all delivery notices have been received to date, which could alter the delivery pattern. Typically, we receive notices six months in advance of the requested delivery date.

Corporate expenses

RESTRUCTURING

As a result of our restructuring activities, we saw improvements in our direct administration and exploration costs during the year. The benefit of these savings has been partially offset by the one-time costs associated with restructuring; however, we have achieved efficiencies we expect will be sustainable over time.

2013 ANNUAL REPORT    29

ADMINISTRATION

($ MILLIONS)	2013	2012	CHANGE
Direct administration	160	163	(2)%
Restructuring	5	—	—
Stock-based compensation	20	18	11%

Total administration	185	181	2%

Direct administration costs in 2013 were $3 million lower than in 2012. The decrease in the year reflects the effects from our restructuring activities. These were partially offset by:

•	the addition of NUKEM’s administration ($15 million)

•	advisory fees with respect to the NUKEM acquisition ($3 million)

We recorded $20 million in stock-based compensation expenses this year under our stock option, deferred share unit, performance share unit and phantom stock option plans, compared to $18 million in 2012. See note 25 to the financial statements.

Outlook for 2014

We expect administration costs (not including stock-based compensation) to be relatively stable (0% to 5% higher) compared to 2013, as restructuring benefits offset inflation.

EXPLORATION

In 2013, uranium exploration expenses were $73 million, a decrease of $24 million compared to 2012 due largely to decreased activity at our Kintyre project in Australia. Our exploration efforts in 2013 focused on Canada and Australia.

Outlook for 2014

We expect exploration expenses to be about 35% to 40% lower than they were in 2013 due to:

•	decreased activities in Australia

•	a general reorganization of our global exploration portfolio that has allowed us to focus on our core projects in Saskatchewan

FINANCE COSTS

Finance costs were $62 million compared to $68 million in 2012. The decrease from last year largely reflects lower foreign exchange expenses partially offset by higher interest on long-term debt and higher reclamation charges. See note 20 to the financial statements.

FINANCE INCOME

Finance income was $7 million compared to $14 million in 2012 due to lower levels of short-term investments in 2013.

GAINS AND LOSSES ON DERIVATIVES

In 2013, we recorded $62 million in losses on our derivatives compared to gains of $41 million in 2012. The losses reflect the weakening of the Canadian dollar compared to the US dollar in 2013. See note 27 to the financial statements.

INCOME TAXES

We recorded an income tax recovery of $90 million in 2013 compared to $51 million in 2012. The increase was primarily due to a change in the distribution of earnings between jurisdictions compared to 2012. In 2013, we recorded losses of $603 million in Canada compared to $337 million in 2012, whereas earnings in foreign jurisdictions increased to $830 million from $538 million. The tax rate in Canada is higher than the average of the rates in the foreign jurisdictions in which our subsidiaries operate. See note 22 to the financial statements.

30    CAMECO CORPORATION

On an adjusted earnings basis, we recognized a tax recovery of $61 million in 2013 compared to $46 million in 2012. The increase was related to the items noted above. Our effective tax rate was a recovery of 16% in 2013 compared to 12% in 2012. The table below presents our adjusted earnings and adjusted income tax expenses attributable to Canadian and foreign jurisdictions.

($ MILLIONS)	2013	2012
Pre-tax adjusted earnings[1]
Canada[2]	(466)	(320)
Foreign[2]	849	706

Total pre-tax adjusted earnings	383	386

Adjusted income taxes[1]
Canada[2]	(94)	(74)
Foreign	33	28

Adjusted income tax expense (recovery)	(61)	(46)

Effective tax rate	(16)%	(12)%

[1]	Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures.
[2]	Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 27).

CRA DISCLOSURE

Since 2008, the Canada Revenue Agency (CRA) has disputed the offshore marketing company structure and related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements, and issued notices of reassessment for our 2003 through 2008 tax returns. We believe the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.

Transfer pricing is a complex area of tax law, and it is difficult to predict the outcome of a case like ours as there are only a handful of reported court decisions on transfer pricing in Canada. However, tax authorities generally test two things:

•	the governance (structure)

•	the price

As the majority of our customers are located outside Canada, we established an offshore marketing subsidiary. This subsidiary entered into intercompany purchase and sales agreements as well as uranium supply agreements with third parties. We have arm’s-length transfer price arrangements in place, which expose both parties to the risks and the rewards accruing to them under this portfolio of purchase and sales contracts.

With respect to the contract prices, they are generally comparable to those established in sales contracts between arm’s-length buyers and sellers entered into at that time. We have recorded a cumulative tax provision of $73 million, where an argument could be made that our transfer price may have fallen outside of an appropriate range of pricing in uranium contracts for the period from 2003 to 2013.

We are confident that we will be successful in our case; however, for the years 2003 through 2008, CRA issued notices of reassessment for approximately $2.0 billion of additional income for Canadian tax purposes, which would result in a related tax expense of about $590 million. The Canadian Income Tax Act includes provisions that require certain companies to pay 50% of the cash tax plus related interest and penalties at the time of reassessment. To date, under these provisions, after applying elective deductions and tax loss carryovers, we have been required to pay a net amount of $103 million to CRA ($59 million as of December 31, 2013; $44 million in January 2014), which includes the amounts shown in the table below and described subsequently.

YEAR ($ MILLIONS)	CASH TAXES	INTEREST AND INSTALMENT PENALTIES	TRANSFER PRICING PENALTIES	TOTAL
Prior to 2013	—	13	—	13
2013	1	9	36	46
2014	16	28	—	44

Total	17	50	36	103

2013 ANNUAL REPORT    31

•	approximately $13 million for interest and instalment penalties paid prior to 2013. These amounts were not reported separately as they were not material in any given year.

•	approximately $27 million in January 2013, representing 50% of the amount owed for the amounts reassessed in December 2012—$20 million of this payment was refunded in the second quarter of 2013 when it was determined by CRA that they had reassessed amounts outside of the allowable review period

•	approximately $36 million in December 2013 that related to a $72 million transfer pricing penalty we were assessed for the 2007 taxation year. This was the first transfer pricing penalty assessed since CRA began to issue reassessments with respect to the transfer pricing dispute.

•	approximately $3 million paid in 2013. This amount would have been refundable in the year, but instead was applied as a credit against the amounts reassessed in December 2013 (for which a further payment was made in January 2014).

•	approximately $44 million in January 2014, representing 50% of the amount owed as reassessed in December 2013 and related to the 2008 taxation year

Using the methodology we believe CRA will continue to apply, and including the $2.0 billion already reassessed, we expect to receive notices of reassessment for a total of approximately $5.7 billion in income as taxable in Canada for the years 2003 through 2013, which would result in a related tax expense of approximately $1.6 billion. As well, CRA may continue to apply transfer price penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1.25 billion and $1.3 billion. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes and transfer pricing penalties (between $625 million and $650 million) plus related interest and instalment penalties assessed, which would be material to Cameco.

Under the Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers; however, we expect it will generally follow the schedule in the table below.

DECEMBER 31, 2013 ($ MILLIONS)	2003-2013	2014-2016	2017-2023	TOTAL
50% of cash taxes and transfer pricing penalties payable in the period[1]	37	250 - 275	325 - 350	625 - 650

[1]	These amounts do not include interest and instalment penalties, which totaled approximately $22 million to December 31, 2013.

In light of our view of the likely outcome of the case as described above, we expect to recover the amounts remitted to CRA, including the $103 million already paid to date.

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision in 2015 or 2016.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA, including the amounts of future additional taxable income, additional tax expense, cash taxes payable, transfer pricing penalties, and interest and possible instalment penalties thereon and related remittances, and timing of a Tax Court decision, is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•	CRA will reassess us for the years 2009 through 2013 using a similar methodology as for the years 2003 through 2008, with the time lag for the reassessments for each year being similar to what has occurred to date

•	we will be able to apply elective deductions and tax loss carryovers to the extent anticipated

•	CRA will seek to impose transfer pricing penalties (10% of the income adjustment) in addition to interest charges and instalment penalties
•	we will be substantially successful in our dispute with CRA and the cumulative tax provision of $73 million to date will be adequate to satisfy any tax liability resulting from the outcome of the dispute to date

32    CAMECO CORPORATION

Material risks that could cause actual results to differ materially

•	CRA reassesses us for years 2009 through 2013 using a different methodology than for years 2003 through 2008, or we are unable to utilize elective deductions and loss carryovers to the same extent as anticipated, resulting in the required cash payments to CRA pending the outcome of the dispute being higher than expected

•	the time lag for the reassessments for each year is different than for those to date

•	we are unsuccessful and the outcome of our dispute with CRA results in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision, which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

•	cash tax payable increases due to unanticipated adjustments by CRA not related to transfer pricing

Outlook for 2014

We have contractual arrangements to sell uranium produced at our Canadian mining operations to a trading and marketing company located in a foreign jurisdiction. These arrangements reflect the uranium markets at the time they were signed, with the risk and benefit of subsequent movements in uranium prices accruing to the foreign trading and marketing company.

On an adjusted net earnings basis, we expect a tax recovery of 30% to 35% in 2014 from our uranium, fuel services and NUKEM segments, as taxable income in Canada is expected to decline. Subject to our success in the litigation with CRA, we expect our tax recovery to continue in accordance with the 2014 outlook until the contractual arrangements noted above expire in 2016. As these arrangements expire and are replaced by new contracts that reflect the uranium market at the time of signing, our tax expense is expected to rise over time.

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

Sales of uranium and fuel services are routinely denominated in US dollars, while production costs are largely denominated in Canadian dollars. We use planned hedging to try to protect net inflows (total sales less US dollar cash expenses and product purchases) against declines in the US dollar in the shorter term. Our strategy is to hedge net inflows over a rolling 60-month period. Our policy is to hedge 35% to 100% of net inflows in the first 12 months. The range declines every year until it reaches 0% to 10% of our net inflows (from 48 and 60 months).

At December 31, 2013:

•	The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.06 (Cdn), up from $1.00 (US) for $0.99 (Cdn) at December 31, 2012. The exchange rate averaged $1.00 (US) for $1.03 (Cdn) over the year.

•	Our effective exchange rate for the year was about $1.00 (US) for $1.03 (Cdn), up from $1.00 (US) for $1.00 (Cdn) in 2012.

•	We had foreign currency forward contracts of $1.6 billion (US), EUR 63 million, AUD 4 million at December 31, 2013. The US currency contracts had an average exchange rate of $1.00 (US) for $1.05 (Cdn).

•	The mark-to-market loss on all foreign exchange contracts was $27 million compared to a $15 million gain at December 31, 2012.

We manage counterparty risk associated with hedging by dealing with highly rated counterparties and limiting our exposure. At December 31, 2013, all counterparties to foreign exchange hedging contracts had a Standard & Poor’s (S&P) credit rating of A or better.

SENSITIVITY ANALYSIS

At December 31, 2013, every one-cent change in the value of the Canadian dollar versus the US dollar would change our 2014 net earnings by about $5 million (Cdn), with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. This sensitivity is based on an exchange rate of $1.00 (US) for $1.00 (Cdn).

2013 ANNUAL REPORT    33

Outlook for 2014

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2014 reflects the expenditures necessary to help us achieve our strategy. We do not provide an outlook for the items in the table that are marked with a dash.

See 2013 Financial results by segment on page 40 for details.

2014 FINANCIAL OUTLOOK

Subject to closing, we sold our interest in BPLP and related entities effective December 31, 2013, and we will no longer provide an outlook for the electricity segment.

	CONSOLIDATED	URANIUM		FUEL SERVICES	NUKEM
Production	—	23.8 to 24.3 million lbs		13 to 14 million kgU	—
Sales volume	—	31 to 33 million lbs		Decrease 5% to 10%	9 to 11 million lbs U3O8
Revenue compared to 2013	Increase 0% to 5%	Increase 0% to 5%	[1]	Decrease 5% to 10%	Increase 0% to 5%
Average unit cost of sales (including D&A)	—	Increase 0% to 5%	[2]	Increase 0% to 5%	Increase 0% to 5%
Direct administration costs compared to 2013[3]	Increase 0% to 5%	—		—	Increase 0% to 5%
Exploration costs compared to 2013	—	Decrease 35% to 40%		—	—
Tax rate	Recovery of 30% to 35%	—		—	Expense of 30% to 35%
Capital expenditures	$495 million	—		—	—

[1]	Based on a uranium spot price of $35.50 (US) per pound (the Ux spot price as of February 3, 2014), a long-term price indicator of $50.00 (US) per pound (the Ux long-term indicator on January 27, 2014) and an exchange rate of $1.00 (US) for $1.03 (Cdn).
[2]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in 2014, then we expect the overall unit cost of sales to increase further.
[3]	Direct administration costs do not include stock-based compensation expenses. See page 30 for more information.

SENSITIVITY ANALYSIS

For 2014, a change of $5 (US) per pound in each of the Ux spot price ($35.50 (US) per pound on February 3, 2014) and the Ux long-term price indicator ($50.00 (US) per pound on January 27, 2014) would change revenue by $67 million and net earnings by $42 million.

Liquidity and capital resources

At the end of 2013, we had cash and short-term investments of $229 million in a mix of short-term deposits and treasury bills, while our total debt amounted to $1.4 billion.

We have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to provide a solid revenue stream for years to come.

We expect to invest in our production capacity at a pace aligned with market signals. We have a number of alternatives to fund our investments, including using our current cash balances, drawing on our existing credit facilities, entering new credit facilities, using our operating cash flow, and raising additional capital through debt or equity financings. We are always considering our financing options so that we can take advantage of favourable market conditions when they arise. However, we expect our existing cash balances and operating cash flows will meet our anticipated 2014 capital requirements without the need for significant additional funding.

34    CAMECO CORPORATION

FINANCIAL CONDITION

	2013	2012
Cash position ($ millions) (cash, cash equivalents, short-term investments, less bank overdraft)	188	799
Cash provided by operations ($ millions) (net cash flow generated by our operating activities after changes in working capital)	530	579
Cash provided by operations/net debt (net debt is total consolidated debt, less cash position)	46%	103%
Net debt/total capitalization (total capitalization is total long-term debt and equity)	17%	9%

CREDIT RATINGS

The credit ratings assigned to our securities by external ratings agencies are important to our ability to raise capital at competitive pricing to support our business operations. Our investment grade credit ratings reflect the current financial strength of our company.

Third-party ratings for our commercial paper and senior debt as of December 31, 2013:

SECURITY	DBRS		S&P
Commercial paper	R-1 (low	)	A-1 (low	)[1]
Senior unsecured debentures	A (low	)	BBB+

[1]	Canadian National Scale Rating. The Global Scale Rating is A-2.

The rating agencies may revise or withdraw these ratings if they believe circumstances warrant. A change in our credit ratings could affect our cost of funding and our access to capital through the capital markets.

Liquidity

($ MILLIONS)	2013	2012
Cash, cash equivalents and short-term investments at beginning of year	799	1,202
Cash from operations	530	579
Investment activities
Additions to property, plant and equipment and acquisitions	(898)	(1,248)
Other investing activities	(6)	(23)
Financing activities
Change in debt	(18)	485
Interest paid	(66)	(44)
Issue of shares	2	7
Dividends	(158)	(158)
Exchange rate on changes on foreign currency cash balances	3	(1)
Cash, cash equivalents and short-term investments, less bank overdraft at end of year	188	799

Cash from operations

Cash from operations was 8% lower than in 2012 mainly due to working capital requirements largely offset by higher profits in the uranium business and the addition of NUKEM. Not including working capital requirements, our operating cash flows in the year were up $103 million. See note 24 to the financial statements.

Investing activities

Cash used in investing includes acquisitions and capital spending.

ACQUISITIONS AND DIVESTITURES

On January 9, 2013, we completed the acquisition of NUKEM by paying a total of $140 million (US) and assuming its net debt of $111 million (US). In the third quarter of 2013, as part of our strategy to focus on projects that provide the most certainty in the near term, we divested our interests in Argentina and Peru and recorded a loss of $15 million.

2013 ANNUAL REPORT    35

On January 30, 2014, we signed an agreement with BPC Generation Infrastructure Trust to sell our 31.6% limited partnership interest in BPLP and related entities for $450 million. The effective date for the sale is December 31, 2013. We expect to realize an after tax gain of approximately $129 million on this divestiture.

Under the agreements governing BPLP, the limited partners have rights of first offer upon a sale by us. Closing of the transaction is subject to completion or waiver of the right of first offer process by the other limited partners and receipt of certain regulatory approvals.

CAPITAL SPENDING

We classify capital spending as sustaining, capacity replacement or growth. As a mining company, sustaining capital is the money we spend to keep our facilities running in their present state, which would follow a gradually decreasing production curve, while capacity replacement capital is spent to maintain current production levels at those operations. Growth capital is money we invest to generate incremental production, and for business development.

CAMECO’S SHARE ($ MILLIONS)	2013 PLAN		2013 ACTUAL	2014 PLAN
Sustaining capital
McArthur River/Key Lake	55		64	30
Cigar Lake	—		—	15
Rabbit Lake	70		50	40
US ISR	5		5	5
Inkai	7		1	5
Fuel services	10		8	10
Other	23		9	10

Total sustaining capital	170		137	115

Capacity replacement capital
McArthur River/Key Lake	75		73	60
Cigar Lake	—		—	25
Rabbit Lake	5		3	15
US ISR	30		22	20
Inkai	20		16	15

Total capacity replacement capital	130		114	135

Growth capital
McArthur River/Key Lake	55		29	75
US ISR	30		33	10
Millennium	5		5	5
Inkai	21		9	5
Cigar Lake	260		284	145
Fuel Services	4		2	5

Total growth capital	375		362	245

Talvivaara	10		10	—

Total uranium & fuel services	685	[1]	623	495

Electricity (our 31.6% share of BPLP)	80		75	—

[1]	We updated our 2013 capital cost estimate in the Q2 MD&A to $685 million.

Capital expenditures were 9% below our 2013 plan, mainly due to variances at Rabbit Lake, Inkai, and McArthur River/Key Lake caused by a change in the timing of expenditures.

36    CAMECO CORPORATION

OUTLOOK FOR INVESTING ACTIVITIES

(CAMECO’S SHARE IN $ MILLIONS)	2015 PLAN	2016 PLAN
Total uranium & fuel services	400-450	500-550
Sustaining capital	160-175	220-240
Capacity replacement capital	150-170	165-175
Growth capital	90-105	115-135

We expect total capital expenditures for uranium and fuel services to decrease by about 21% in 2014.

Major sustaining, capacity replacement and growth expenditures in 2014 include:

•	McArthur River/Key Lake—At McArthur River, the largest project is the upgrade of the electrical infrastructure at about $56 million. Mine development is also planned at about $105 million. Other projects include expansion of freeze capacity and other site facility and equipment purchases. At Key Lake, projects will be undertaken to finish work on the calciner and upgrade site electrical services.

•	US in situ recovery (ISR)—Continued work on the development of the North Butte mine represents a large portion of our wellfield construction expenditures in the US. Well installation at other mine units is also significant.

•	Rabbit Lake—At Eagle Point, the largest component is mine development at about $24 million, along with mine equipment upgrades and purchases. Work on various mill facility and equipment replacements will also continue.

•	Cigar Lake—Underground mine development makes up the largest portion of capital at the Cigar Lake site, at about $30 million. Completion of various mine facilities will continue into 2014, as well as the purchase of mine equipment in order to ramp up to full production. Our share of the costs to modify the McClean Lake mill are expected to be about $100 million in 2014.

We previously estimated capital costs on our brownfield expansions and development project to be between $135 and $190 million per year for the next three years. We now estimate capital costs for our brownfield expansions and development project to be about $245 million in 2014 due to the delayed startup of Cigar Lake production and additional costs at the McClean Lake mill. Growth capital is then expected to be between $90 and $135 million per year for 2015 and 2016.

The removal of our fixed production target allows us to better align our capital spending with market signals. As the market begins to signal new production is needed, we plan to increase our capital expenditures to allow us to be among the first to respond to the growth we see coming.

This information regarding currently expected capital expenditures for future periods is forward-looking information, and is based upon the assumptions and subject to the material risks discussed on pages 2 and 3. Our actual capital expenditures for future periods may be significantly different.

Financing activities

Cash from financing includes borrowing and repaying debt, and other financial transactions including paying dividends and providing financial assurance.

LONG-TERM CONTRACTUAL OBLIGATIONS

DECEMBER 31 ($ MILLIONS)	2014	2015 AND 2016	2017 AND 2018	2019 AND BEYOND	TOTAL
Long-term debt	—	300	—	1,000	1,300
Interest on long-term debt	63	111	97	210	481
Provision for reclamation	18	71	65	669	823
Provision for waste disposal	2	4	5	7	18
Other liabilities	—	—	—	46	46

Total	83	486	167	1,932	2,668

2013 ANNUAL REPORT    37

We have unsecured lines of credit of about $2.2 billion, which include the following:

•	A $1.25 billion unsecured revolving credit facility that matures November 1, 2018. Each year on the anniversary date, and upon mutual agreement, the facility can be extended for an additional year. In addition to borrowing directly from this facility, we can use up to $100 million of it to issue letters of credit and we may use it to provide liquidity for our commercial paper program, as necessary. We may increase the revolving credit facility above $1.25 billion, by increments of no less than $50 million, up to a total of $1.75 billion. The facility ranks equally with all of our other senior debt. At December 31, 2013, there were no amounts outstanding under this facility.

•	Approximately $799 million in short-term borrowing and letters of credit provided by various financial institutions. We use these facilities mainly to provide financial assurance for future decommissioning and reclamation of our operating sites, and as overdraft protection. At December 31, 2013, we had approximately $791 million outstanding in letters of credit.

In total, we have $1.3 billion in senior unsecured debentures outstanding:

•	$300 million bearing interest at 4.7% per year, maturing on September 16, 2015

•	$500 million bearing interest at 5.67% per year, maturing on September 2, 2019

•	$400 million bearing interest at 3.75% per year, maturing on November 14, 2022

•	$100 million bearing interest at 5.09% per year, maturing on November 14, 2042

We have issued a $73 million (US) promissory note to GLE to support future development of its business. As of December 31, 2013, GLE requested drawings of $63 million (US) in principal and $8 million (US) in interest. The remaining balance of $10 million (US) was drawn on February 4, 2014.

DEBT COVENANTS

Our revolving credit facility includes the following financial covenants:

•	our funded debt to tangible net worth ratio must be 1:1 or less

•	other customary covenants and events of default

Funded debt is total consolidated debt less the following: non-recourse debt, $100 million in letters of credit, cash and short-term investments.

Not complying with any of these covenants could result in accelerated payment and termination of our revolving credit facility. At December 31, 2013, we complied with all covenants, and we expect to continue to comply in 2014.

Off-balance sheet arrangements

We had two kinds of off-balance sheet arrangements at the end of 2013:

•	purchase commitments

•	financial assurances

PURCHASE COMMITMENTS

DECEMBER 31 ($ MILLIONS)	2014	2015 AND 2016	2017 AND 2018	2019 AND BEYOND	TOTAL
Purchase commitments[1]	352	583	109	164	1,208

[1]	Denominated in US dollars, converted to Canadian dollars as of December 31, 2013 at the rate of $1.06.

Most of these are commitments to buy uranium and fuel services products under long-term, fixed-price arrangements.

At the end of 2013, we had committed to $1.2 billion (Cdn) for the following:

•	Approximately 21 million pounds of U3O8 equivalent from 2014 to 2022.

•	Approximately 15 million kgU as UF6 in conversion services from 2014 to 2016 primarily under our agreements with Springfields Fuels Ltd. (SFL).

•	Over 1.1 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier.

38    CAMECO CORPORATION

Non-delivery by SFL under their agreements could have a material adverse effect on our financial condition, liquidity and results of operations.

SFL and the SWU supplier do not have the right to terminate their agreements other than pursuant to customary event of default provisions.

FINANCIAL ASSURANCES

DECEMBER 31 ($ MILLIONS)	2013	2012	CHANGE
Standby letters of credit	791	672	18%
BPLP guarantees	58	59	(2)%

Total	849	731	16%

Standby letters of credit mainly provide financial assurance for the decommissioning and reclamation of our mining and conversion facilities. We are required to provide letters of credit to various regulatory agencies until decommissioning and reclamation activities are complete. Letters of credit are issued by financial institutions for a one-year term.

Our total commitment for financial guarantees on behalf of BPLP was an estimated $58 million at the end of the year. See note 12 to the financial statements.

Balance sheet

DECEMBER 31 ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2013	2012	2011[1]	CHANGE FROM 2012 TO 2013
Inventory	913	564	494	62%
Total assets	8,039	7,431	7,616	8%
Long-term financial liabilities	1,915	1,903	1,736	1%
Dividends per common share	0.40	0.40	0.40	—

[1]	Our 2011 results have not been revised; at that time, we accounted for BPLP using proportional consolidation.

Total product inventories increased by 62% to $913 million this year mainly due to the addition of NUKEM inventories. Higher levels of inventory for uranium and fuel services, where the quantities sold were lower than the quantities produced and purchased for the year also affected inventory levels. The average cost of uranium was higher as the cost of material produced and purchased during the year was higher than the average cost of inventory at the beginning of the year. In addition, the weakening of the Canadian dollar increased the Canadian carrying value of inventory in our foreign subsidiaries. At December 31, 2013, our average cost for uranium was $29.15 per pound, up from $27.35 per pound at December 31, 2012. In 2012, total product inventories increased by 14% due to higher levels of uranium, where the quantities sold were lower than the quantities produced and purchased for the year.

At the end of 2013, our total assets amounted to $8.0 billion, an increase of $0.6 billion compared to 2012 due primarily to the acquisition of NUKEM in the year. In 2012, the total asset balance decreased by $0.2 billion compared to 2011 primarily due to the change in our accounting treatment for BPLP, which was revised for 2012 and not revised for 2011, largely offset by acquisitions of uranium properties in the year.

The major components of long-term financial liabilities are long-term debt, the provision for reclamation and financial derivatives. In 2013, our balance did not change significantly. In 2012, our balance increased by $0.2 billion.

2013 ANNUAL REPORT    39

2013 financial results by segment

Uranium

HIGHLIGHTS	2013	2012	CHANGE
Production volume (million lbs)	23.6	21.9	8%
Sales volume (million lbs)	32.8	32.9	—
Average spot price ($US/lb)	38.17	48.40	(21)%
Average long-term price ($US/lb)	54.13	60.13	(10)%
Average realized price
($US/lb)	48.35	47.72	1%
($Cdn/lb)	49.81	47.72	4%
Average unit cost of sales ($Cdn/lb) (including D&A)	33.01	32.09	3%
Revenue ($ millions)	1,633	1,571	4%
Gross profit ($ millions)	550	514	7%
Gross profit (%)	34	33	3%

Production volumes in 2013 were 8% higher than 2012 due to higher production from nearly every site compared to 2012. See Uranium—production overview on page 56 for more information.

Uranium revenues this year were up 4% compared to 2012, due to an increase of 4% in the Canadian dollar average realized price. Although the spot and term prices were lower than 2012, our average realized prices this year were higher mainly due to the mix of contracts, higher US dollar prices under fixed price contracts and the effect of foreign exchange. The realized foreign exchange rate was $1.03 compared to $1.00 in 2012. The spot price for uranium averaged $38.17 (US) per pound in 2013, a decline of 21% compared to the 2012 average price of $48.40 (US) per pound. Total cost of sales (including D&A) remained stable compared to 2012 at $1.1 billion as an increase in the average unit cost of sales was offset by slightly lower sales volumes.

The net effect was a $36 million increase in gross profit for the year.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non- IFRS measures, see below). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($CDN/LB)	2013	2012	CHANGE
Produced
Cash cost	18.37	19.95	(8)%
Non-cash cost	9.46	8.13	16%

Total production cost	27.83	28.08	(1)%

Quantity produced (million lbs)	23.6	21.9	8%
Purchased
Cash cost	27.95	28.50	(2)%
Quantity purchased (million lbs)	13.2	11.2	18%
Totals
Produced and purchased costs	27.87	28.22	(1)%
Quantities produced and purchased (million lbs)	36.8	33.1	11%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

40    CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below presents a reconciliation of these measures to our unit cost of sales for the years ended 2013 and 2012 as reported in our financial statements.

CASH AND TOTAL COST PER POUND RECONCILIATION

($ MILLIONS)	2013	2012
Cost of product sold	869.1	883.7
Add / (subtract)
Royalties	(90.8)	(116.0)
Standby charges	(37.4)	(28.6)
Other selling costs	(14)	(6.2)
Change in inventories	63.1	23.1

Cash operating costs (a)	802.6	756.0
Add / (subtract)
Depreciation and amortization	212.9	172.9
Change in inventories	10.1	5.2

Total operating costs (b)	1,025.6	934.1

Uranium produced and purchased (million lbs) (c)	36.8	33.1

Cash costs per pound (a ÷ c)	21.81	22.84

Total costs per pound (b ÷ c)	27.87	28.22

Outlook for 2014

We expect to produce 23.8 million to 24.3 million pounds in 2014 and have commitments under long-term contracts to purchase approximately 2 million pounds.

Based on the contracts we have in place, we expect to deliver between 31 million and 33 million pounds of U3O8 in 2014. We expect the unit cost of sales to be up to 5% higher than in 2013, primarily due to higher costs for produced material. In 2014, we will complete a number of capital projects at our various production facilities, including Cigar Lake. Upon completion, we will begin to depreciate the assets, which will increase the non-cash portion of our production costs. In addition, until Cigar Lake ramps up to full production, the cash cost of material produced from the mine will initially be higher. If we make additional discretionary purchases in 2014, then we expect the overall unit cost of sales to increase further.

Based on current spot prices, revenue should be up to 5% higher than it was in 2013 as a result of an expected increase in the realized price.

PRICE SENSITIVITY ANALYSIS: URANIUM

The table and graph below are not forecasts of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table and graph. They are designed to indicate how the portfolio of long-term contracts we had in place on December 31, 2013 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on December 31, 2013, and none of the assumptions we list below change.

We intend to update this table and graph each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio each quarter. As a result, we expect the table and graph to change from quarter to quarter.

2013 ANNUAL REPORT    41

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/LB U3O8)	$20	$40	$60	$80	$100	$120	$140
2014	45	48	55	62	69	76	81
2015	41	46	55	65	75	84	93
2016	42	47	57	68	78	88	96
2017	42	47	57	67	77	86	93
2018	43	49	58	68	78	86	93

The table and graph illustrate the mix of long-term contracts in our December 31, 2013 portfolio, and are consistent with our marketing strategy. Both have been updated to reflect deliveries made and contracts entered into up to December 31, 2013.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 30 million pounds per year, with commitment levels through 2016 higher than in 2017 and 2018

Deliveries

•	deliveries include best estimates of requirements contracts and contracts with volume flex provisions

•	we defer a portion of deliveries under existing contracts for 2014

Annual inflation

•	is 1.5% in Canada and 2% in the US

Prices

•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 17% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table and graph will be higher.

ROYALTIES

On January 3, 2014, the government of Saskatchewan released regulations to implement the changes to the Saskatchewan uranium royalty system originally announced in the 2013 provincial budget.

The government has changed tiered royalties from a revenue-based system to a modified profit-based system, retroactive to January 1, 2013. Under the new system, a 10% royalty will be charged on profit up to and including $22/kg U3O8 ($9.98/lb), and a 15% royalty on profit in excess of $22/kg U3O8. Profit will be determined as revenue less certain operating, exploration, reclamation and capital costs (applied to Saskatchewan uranium production). Under the new system, both exploration and capital costs will be deductible at the discretion of the producer.

42    CAMECO CORPORATION

During the period from 2013 to 2015, transitional rules will apply whereby only 50% of capital costs will be deductible. The remaining 50% will be accumulated and deductible commencing in 2016. In addition, the capital allowance related to Cigar Lake under the previous system will be grandfathered and deductible in 2016.

Also, as previously reported, the net basic royalty (basic royalty of 5% less the Saskatchewan resource credit) increased from 4.0% to 4.25% effective April 1, 2013. Other than the increase of the rate, there were no changes to the determination of the basic royalty, which continues to be levied by the province on the gross revenue from the sales of Saskatchewan uranium production.

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

HIGHLIGHTS	2013	2012	CHANGE
Production volume (million kgU)	14.9	14.2	5%
Sales volume (million kgU)	17.6	16.4	7%
Realized price ($Cdn/kgU)	18.12	17.75	2%
Average unit cost of sales ($Cdn/kgU) (including D&A)	15.16	15.24	(1)%
Revenue ($ millions)	319	291	10%
Gross profit ($ millions)	52	41	27%
Gross profit (%)	16	14	14%

Total revenue increased by 10% due to a 7% increase in sales volumes and a 2% increase in the realized price.

The total cost of products and services sold (including D&A) increased by 7% ($267 million compared to $250 million in 2012) due to the increase in sales volumes.

The net effect was an $11 million increase in gross profit.

Outlook for 2014

In 2014, we plan to produce 13 million to 14 million kgU, and we expect sales volumes to be 5% to 10% lower than in 2013. Overall revenue is expected to decrease by 5% to 10% as a result of the lower sales volumes. We expect the unit cost of product sold (including D&A) to increase by 0% to 5%; therefore, overall gross profit will decrease as a result.

NUKEM

	2013
($ MILLIONS EXCEPT WHERE		PURCHASE
INDICATED)	NUKEM	ACCOUNTING	CONSOLIDATED
Uranium sales (million lbs)	8.9	—	8.9
Revenue	503	(38)	465
Cost of product sold (including D&A)	420	25	445
Gross profit (loss)	83	(63)	20
Net earnings (loss)	50	(43)	7
Adjustments on derivatives[1]	(3)	—	(3)
NUKEM inventory write-down	—	10	10
Adjusted net earnings[1]	47	(33)	14
Cash provided by operations	6	—	6

[1]	Adjustments relate to unrealized gains and losses on foreign currency forward sales contracts (non-IFRS measure, see page 27).

On January 9, 2013, we acquired NUKEM for cash consideration of €107 million ($140 million (US)). We also assumed NUKEM’s net debt, which amounted to about €79 million ($104 million (US)).

2013 ANNUAL REPORT    43

In accordance with the purchase agreement, we paid Advent additional consideration of €6,075,000 ($7,808,000), representing a share of NUKEM’s 2012 earnings. There will be no additional payments to Advent related to the transaction.

For accounting purposes, the purchase price is allocated to the assets and liabilities acquired based on their fair values as of the acquisition date. The purchase price allocation is provided in the table below.

Much of the purchase price was related to nuclear fuel inventories and the portfolio of sales and purchase contracts acquired. The amounts attributed to inventory and contracts were based on market values as at the acquisition date. They will be charged to earnings in the period(s) in which related transactions occur. The amount categorized as goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements. Goodwill is not amortized and is tested for impairment at least annually.

PURCHASE PRICE ALLOCATION

($US MILLIONS)
Net assets
Working capital	(22)
Inventory	165
Sales, purchase contracts and other intangibles	88
Goodwill	88
Debt	(117)
Deferred taxes	(54)

Net assets acquired	148

Financed by
Cash	140
Additional consideration (earn-out provision)	8

Liabilities and equity	148

During 2013, NUKEM delivered 8.9 million pounds of uranium. On a consolidated basis, NUKEM contributed $465 million in revenues and $20 million in gross profit. Adjusted net earnings were $14 million (non-IFRS measure, see page 27). NUKEM’s contribution to our earnings is significantly impacted by our purchase price accounting. Excluding the impact of the purchase accounting, NUKEM’s adjusted net earnings (non-IFRS measure, see page 27) were $47 million for the year. NUKEM’s operating activities provided $6 million in cash during 2013 compared to our expectation of $50 million to $70 million. During the fourth quarter, we concluded a product purchase that had previously been planned for early 2014, reducing our reported cash flows for 2013 by approximately $55 million.

Uranium to be purchased under contractual fixed price arrangements and inventory on hand at the acquisition date were valued using the spot price at that time. The decline in the spot price in recent months has caused the carrying values of certain quantities to exceed their estimated realizable value, and we recorded an initial charge of $17 million ($11 million net of tax) and a subsequent recovery of $3 million ($1 million net of tax).

As noted above, much of the NUKEM purchase price was attributable to inventories and the portfolio of contracts. With respect to nuclear fuel inventories, amounts assigned were based on market values as of the date of acquisition. As these quantities are delivered to NUKEM’s customers, we will adjust the cost of product sold to reflect the values at the acquisition date, regardless of NUKEM’s historic costs.

As of the date of the purchase agreement, had NUKEM’s sales and purchase contracts been settled, it would have realized significant financial benefit. As a result, we paid a premium to acquire the portfolio. Accordingly, a portion of the purchase price has been attributed to the various contracts. In our accounting for NUKEM, we will amortize the amounts assigned to the portfolio in the periods in which NUKEM transacts under the relevant contracts. The net effect is a reduction in reported profit margins relative to NUKEM’s results. We expect the majority of the amount allocated to the contract portfolio will be amortized within two years.

44    CAMECO CORPORATION

Outlook for 2014

For 2014, NUKEM expects to deliver between 9 million and 11 million pounds of uranium, resulting in an increase in total revenues of up to 5% compared to 2013. NUKEM expects to incur administration costs similar to 2013. The effective income tax rate is expected to remain in the range of 30% to 35%.

Electricity

BPLP (100%—not prorated to reflect our 31.6% interest)

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	2013		2012		CHANGE
Output—terawatt hours (TWh)	24.8		26.8		(7)%
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	87%		94%		(7)%
Realized price ($/MWh)	54	[1]	55	[2]	(2)%
Average Ontario electricity spot price ($/MWh)	25		23		9%
Revenue	1,370		1,487		(8)%
Operating costs (net of cost recoveries)	1,001		945		6%
Cash costs	777		724		7%
Non-cash costs	224		221		1%
Income before interest and finance charges	369		542		(32)%
Interest and finance charges	8		26		(69)%
Cash from operations	649		523		24%
Capital expenditures	237		194		22%
Distributions	330		425		(22)%
Capital calls	42		63		(33)%

[1]	Based on actual generation of 24.8 TWh plus deemed generation of 0.6 TWh
[2]	Based on actual generation of 26.8 TWh plus deemed generation of 0.4 TWh

OUR EARNINGS FROM BPLP

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	2013	2012	CHANGE
BPLP’s earnings before taxes (100%)	361	516	(30)%
Cameco’s share of pre-tax earnings before adjustments (31.6%)	114	163	(30)%
Proprietary adjustments	(5)	(6)	(17)%
Earnings before taxes from BPLP	109	157	(31)%

BPLP’s decreased results in 2013 when compared to 2012 are partially the result of revenues being 8% lower than in 2012 due to a 7% decrease in generation and a 2% decrease in realized electricity prices. BPLP’s average realized price reflects spot sales, revenue recognized under BPLP’s agreement with the Ontario Power Authority (OPA) and revenue from financial contracts.

BPLP has an agreement with the OPA under which output from each B reactor is supported by a floor price (currently $52.34/MWh) that is adjusted annually for inflation. The floor price mechanism and any associated payments to BPLP for the output from each individual B reactor will expire on a date specified in the agreement. The expiry dates are June 30, 2019 for unit B5, April 30, 2020 for unit B6, August 31, 2020 for unit B7 and December 31, 2020 for unit B8. Revenue is recognized monthly, based on the positive difference between the floor price and the spot price. BPLP does not have to repay the revenue from the agreement with the OPA to the extent that the floor price for the particular year exceeds the average spot price for that year.

The agreement also provides for payment if the Independent Electricity System Operator (IESO) reduces BPLP’s generation because Ontario’s baseload generation supply is higher than required. The amount of the reduction is considered ‘deemed generation’, for which BPLP is paid either the spot price or the floor price—whichever is higher. The compensation for deemed generation is a reflection of the Bruce B units’ ability to provide flexible output to the Ontario market, and the relatively high fixed cost nature of the business. Deemed generation was 0.6 TWh in 2013 and 0.4 TWh in 2012.

2013 ANNUAL REPORT    45

During 2013, BPLP recognized revenue of $698 million under the agreement with the OPA, compared to $773 million in 2012.

BPLP also has financial contracts in place that reflect market conditions at the time they were signed. BPLP receives or pays the difference between the contract price and the spot price. During 2013, gains on BPLP’s contracting activity were $59 million, compared to $108 million in 2012.

BPLP’s capacity factor was 87% in 2013, down from 94% in 2012 due to a higher volume of outage days during the year. In 2013, there were 140 planned and 20 unplanned outage days, compared to 46 planned and 25 unplanned outage days in 2012.

In addition, BPLP’s decreased results in 2013 when compared to 2012 were also partially the result of higher operating costs. BPLP’s operating costs were $1.0 billion this year compared to $945 million in 2012 due to higher maintenance costs incurred primarily as a result of more planned outage days than in 2012.

The net effect was a decrease in our share of earnings before taxes of 31%.

BPLP distributed $330 million to the partners in 2013. Our share was $104 million. BPLP capital calls to the partners in 2013 were $42 million. Our share was $13 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

Subject to closing, we have sold our entire interest in BPLP and related entities effective December 31, 2013. See Acquisitions and divestitures on page 35 for details.

46    CAMECO CORPORATION

Fourth quarter results

Fourth quarter consolidated results

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED DECEMBER 31		CHANGE
	2013	2012
Revenue	977	846	15%
Gross profit	185	255	(27)%
Net earnings attributable to equity holders	64	41	56%
$ per common share (basic)	0.16	0.10	60%
$ per common share (diluted)	0.16	0.10	60%
Adjusted net earnings (non-IFRS, see page 27)	150	233	(36)%
$ per common share (adjusted and diluted)	0.38	0.59	(36)%
Cash provided by operations (after working capital changes)	154	286	(46)%

NET EARNINGS

In the fourth quarter of 2013, our net earnings were $64 million ($0.16 per share diluted), an increase of $23 million compared to $41 million ($0.10 per share diluted) in 2012, mainly due to:

•	the impact of a one-time $168 million write-down of our investment in the Kintyre project in the fourth quarter of 2012

•	lower exploration and administrative expenditures

•	higher income tax recovery

offset by:

•	lower uranium gross profits due to lower sales volumes and higher average unit cost of sales

•	a $70 million write-down of our Talvivaara asset, due to their weakened financial position and pending corporate restructuring

•	higher losses on foreign exchange derivatives due to the weakening of the Canadian dollar

On an adjusted basis, our earnings this quarter were $150 million ($0.38 per share diluted) compared to $233 million ($0.59 per share diluted) (non-IFRS measure, see below) in the fourth quarter of 2012, mainly due to:

•	lower uranium gross profits due to lower sales volumes and higher average unit cost of sales offset by:

•	lower exploration and administrative expenditures

•	higher income tax recovery

We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our financial performance from period to period. See page 27 for more information. The table below reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2013	2012
Net earnings attributable to equity holders	64	41
Adjustments
Adjustments on derivatives[1] (pre-tax)	36	33
NUKEM inventory write-down recovery	(3)	—
Impairment on Talvivaara asset	70	—
Impairment on non-producing property	—	168
Income taxes on adjustments	(17)	(9)
Adjusted net earnings	150	233

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

2013 ANNUAL REPORT    47

ADMINISTRATION

As a result of restructuring activities, direct administration costs were $45 million in the quarter, $8 million lower than the same period last year. Stock-based compensation expenses were $2 million higher than the fourth quarter of 2012. See note 27 to the financial statements.

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2013	2012	CHANGE
Direct administration	45	53	(15)%
Stock-based compensation	6	4	50%

Total administration	51	57	(11)%

Quarterly trends

HIGHLIGHTS	2013				2012
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4[1]	Q3[1]	Q2[1]	Q1[1]
Revenue	977	597	421	444	846	296	282	467
Net earnings attributable to equity holders	64	211	34	9	41	79	5	128
$ per common share (basic)	0.16	0.53	0.09	0.03	0.10	0.20	0.01	0.33
$ per common share (diluted)	0.16	0.53	0.09	0.03	0.10	0.20	0.01	0.33
Adjusted net earnings (non-IFRS, see page 27)	150	208	61	26	233	49	31	121
$ per common share (adjusted and diluted)	0.38	0.53	0.14	0.07	0.59	0.12	0.08	0.31
Cash provided by operations (after working capital changes)	162	136	(37)	269	286	36	(117)	374

[1]	Our quarterly results have been revised in accordance with IFRS 11—Joint Arrangements and IAS 19—Employee Benefits.

Key things to note:

•	Our financial results are strongly influenced by the performance of our uranium segment, which accounted for 65% of consolidated revenues in the fourth quarter of 2013 and 74% of consolidated revenues in the fourth quarter of 2012.

•	The timing of customer requirements, which tends to vary from quarter to quarter, drives revenue in the uranium and fuel services segments.

•	Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 27 for more information).

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•	Quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements noted above.

48    CAMECO CORPORATION

Fourth quarter results by segment

Uranium

	THREE MONTHS ENDED DECEMBER 31
HIGHLIGHTS	2013	2012	CHANGE
Production volume (million lbs)	7.5	6.5	15%
Sales volume (million lbs)	12.7	14.5	(12)%
Average spot price ($US/lb)	35.03	42.46	(17)%
Average long-term price ($US/lb)	50.00	58.50	(15)%
Average realized price
($US/lb)	47.76	49.97	(4)%
($Cdn/lb)	49.80	49.37	1%
Average unit cost of sales ($Cdn/lb) (including D&A)	37.94	32.85	15%
Revenue ($ millions)	631	716	(12)%
Gross profit ($ millions)	150	240	(38)%
Gross profit (%)	24	34	(29)%

Production volumes this quarter were 15% higher compared to the fourth quarter of 2012, mainly due to higher production at McArthur River/Key Lake, Rabbit Lake, Inkai, and Smith-Ranch Highland with the rampup of the North Butte satellite operation. See Our operations and projects starting on page 53 for more information.

Uranium revenues were down 12% due to a 12% decrease in sales volumes, which represents normal quarterly variance in our delivery schedule.

The average realized price increased slightly compared to 2012 despite a 17% drop in the spot price, due to the mix of contract deliveries, higher US dollar prices under fixed price contracts, and the effect of foreign exchange. In the fourth quarter of 2013, our realized foreign exchange rate was $1.04 compared to $0.99 in the prior year.

Total cost of sales (including D&A) increased by 1% ($481 million compared to $476 million in 2012). This was mainly the result of a 15% increase in the average unit cost of sales, offset by a 12% decrease in sales volumes.

The unit cost of sales increased due to an increase in the non-cash costs of produced material in the fourth quarter compared to the same period in 2012, and an increase in the unit cost of material purchased.

In 2013, we purchased about 10 million pounds of material under the Russian HEU commercial agreement, more than the annual 7 million historically purchased. Some of this additional material was made available under an option in the agreement, which we exercised in 2006. Under the agreement, pricing of this option material was at a discount to spot prices at the time of delivery. We received the option material in the fourth quarter as our final purchase under the Russian HEU commercial agreement.

In addition, in the fourth quarter, we had back-to-back purchase and sale arrangements that, while profitable, required we purchase material at a price higher than the current spot price.

The net effect was a $90 million decrease in gross profit for the quarter.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

2013 ANNUAL REPORT    49

	THREE MONTHS ENDED DECEMBER 31
($/LB)	2013	2012	CHANGE
Produced
Cash cost	15.61	17.01	(8)%
Non-cash cost	9.42	8.41	12%

Total production cost	25.03	25.42	(2)%

Quantity produced (million lbs)	7.5	6.5	15%
Purchased
Cash cost	37.26	32.94	13%
Quantity purchased (million lbs)	4.4	2.8	57%
Totals
Produced and purchased costs	29.55	27.69	7%
Quantities produced and purchased (million lbs)	11.9	9.3	28%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the fourth quarters of 2013 and 2012.

CASH AND TOTAL COST PER POUND RECONCILIATION

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2013	2012	CHANGE
Cost of product sold	359.8	394.4	(9)%
Add / (subtract)
Royalties	(52.5)	(51.7)	2%
Standby charges	(11.1)	(7.7)	44%
Other selling costs	(4.8)	(3.3)	45%
Change in inventories	(10.3)	(128.9)	(92)%

Cash operating costs (a)	281.1	202.8	39%
Add / (subtract)
Depreciation and amortization	121.2	82.1	48%
Change in inventories	(50.7)	(27.4)	85%

Total operating costs (b)	351.6	257.5	37%

Uranium produced & purchased (million lbs) (c)	11.9	9.3	28%

Cash costs ($/lb) (a ÷ c)	23.62	21.81	8%
Total costs ($/lb) (b ÷ c)	29.55	27.69	7%

50    CAMECO CORPORATION

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

	THREE MONTHS ENDED DECEMBER 31
HIGHLIGHTS	2013	2012	CHANGE
Production volume (million kgU)	2.7	3.3	(18)%
Sales volume (million kgU)	6.5	6.0	8%
Average realized price ($Cdn/kgU)	17.24	17.16	—
Average unit cost of sales ($Cdn/kgU) (including D&A)	14.42	14.06	3%
Revenue ($ millions)	112	103	9%
Gross profit ($ millions)	18	19	(5)%
Gross profit (%)	16	18	(11)%

Total revenue increased by 9% due to an 8% increase in sales volumes.

The total cost of sales (including D&A) increased by 9% ($93 million compared to $85 million in the fourth quarter of 2012) mainly due to an 8% increase in sales volumes.

The net effect was a $1 million decrease in gross profit.

NUKEM

	THREE MONTHS ENDED DECEMBER 31, 2013
($ MILLIONS EXCEPT WHERE INDICATED)	NUKEM	PURCHASE ACCOUNTING	CONSOLIDATED
Uranium sales (million lbs)	3.3	—	3.3
Revenue	220	(32)	188
Cost of product sold (including D&A)	202	(33)	169
Gross profit	18	1	19
Net earnings	12	1	13
Adjustments on derivatives[1]	(1)	—	(1)
NUKEM inventory write-down	—	(1)	(1)
Adjusted net earnings[1]	11	—	11
Cash provided by operations	9	—	9

[1]	Adjustments relate to unrealized gains and losses on foreign currency forward sales contracts (non-IFRS measure, see page 27).

During the fourth quarter of 2013, NUKEM delivered 3.3 million pounds of uranium. On a consolidated basis, NUKEM contributed $188 million in revenues and gross profit of $19 million. Adjusted net earnings were $11 million (non-IFRS measure, see page 27). During the quarter, NUKEM’s operating activities provided $9 million in cash, which was lower than expected due to the timing of a product purchase that was originally planned for early 2014 occurring in December of 2013.

2013 ANNUAL REPORT    51

Electricity

BPLP (100%—not prorated to reflect our 31.6% interest)

	THREE MONTHS ENDED
HIGHLIGHTS	DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2013	2012	CHANGE
Output - TWh	6.9	7.2	(4)%
Capacity factor (the amount of electricity the plants actually produced for sale as a percentage of the amount they were capable of producing)	96%	100%	(4)%
Realized price ($/MWh)	54 [1]	54	—
Average Ontario electricity spot price ($/MWh)	22	24	(8)%
Revenue	383	393	(3)%
Operating costs (net of cost recoveries)	234	236	(1)%
Cash costs	173	179	(3)%
Non-cash costs	61	57	7%
Income before interest and finance charges	149	157	(5)%
Interest and finance charges	(4)	6	(167)%
Cash from operations	181	100	81%
Capital expenditures	56	54	4%
Distributions	125	140	(11)%
Capital calls	15	14	7%

[1]	Based on actual generation of 6.9 TWh plus deemed generation of 0.2 TWh in the fourth quarter of 2013.

OUR EARNINGS FROM BPLP

	THREE MONTHS ENDED
HIGHLIGHTS	DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2013	2012	CHANGE
BPLP’s earnings before taxes (100%)	153	151	1%
Cameco’s share of pre-tax earnings before adjustments (31.6%)	48	48	—
Proprietary adjustments	(1)	(2)	(50)%
Earnings before taxes from BPLP	47	46	2%

Total electricity revenue decreased 3% this quarter due to a lower output. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $212 million this quarter under its agreement with the OPA, compared to $198 million in the fourth quarter of 2012. Gains on BPLP’s contract activity in the fourth quarter of 2013 were $17 million, compared to $22 million in the fourth quarter of 2012.

The capacity factor was 96% this quarter, down from 100% in the fourth quarter of 2012. There were seven unplanned outage days in the quarter, compared to no outage days in the fourth quarter of 2012.

Operating costs this quarter of $234 million were similar to the $236 million in 2012.

The result was $47 million in earnings before taxes (our share) in the fourth quarter of 2013 compared to $46 million in earnings before taxes in the fourth quarter of 2012.

BPLP distributed $125 million to the partners in the fourth quarter. Our share was $40 million. BPLP capital calls to the partners in the fourth quarter were $15 million. Our share was $5 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

52    CAMECO CORPORATION

Our operations and projects

This section of our MD&A is an overview of each of our operations, what we accomplished this year, our plans for the future and how we manage risk.

56	URANIUM – PRODUCTION OVERVIEW

56	OUTLOOK

57	URANIUM – OPERATING PROPERTIES

57	MCARTHUR RIVER / KEY LAKE

63	RABBIT LAKE

65	SMITH RANCH-HIGHLAND

66	CROW BUTTE

67	INKAI

70	URANIUM – DEVELOPMENT PROJECT

70	CIGAR LAKE

75	URANIUM – PROJECTS UNDER EVALUATION

75	MILLENNIUM

75	YEELIRRIE

76	KINTYRE

77	URANIUM – EXPLORATION AND CORPORATE DEVELOPMENT

79	FUEL SERVICES – REFINING, CONVERSION AND FUEL MANUFACTURING

79	BLIND RIVER REFINERY

80	PORT HOPE CONVERSION SERVICES

80	CAMECO FUEL MANUFACTURING INC. (CFM)

80	SPRINGFIELDS FUELS LTD. (SFL)

82	NUKEM GMBH

2013 ANNUAL REPORT    53

Managing the risks

The nature of our operations means we face many potential risks and hazards that could have a significant impact on our business. We have comprehensive systems and procedures in place to manage them, but there is no assurance we will be successful in preventing the harm any of these risks and hazards could cause.

Below we list the regulatory, environmental and operational risks that generally apply to all of our operations, development project and projects under evaluation. We also talk about how we manage specific risks in each operation or project update. These risks could have a material impact on our business in the near term.

We recommend you also review our annual information form, which includes a discussion of other material risks that could have an impact on our business.

Regulatory risks

A significant part of our economic value depends on our ability to:

•	obtain and renew the licences and other approvals we need to operate, to increase production at our mines and to develop new mines. If we do not receive the regulatory approvals we need, or do not receive them at the right time, then we may have to delay, modify or cancel a project, which could increase our costs and delay or prevent us from generating revenue from the project. Regulatory review, including the review of environmental matters, is a long and complex process.

•	comply with the conditions in these licences and approvals. In a number of instances, our right to continue operating facilities, increase production at our mines and develop new mines depends on our compliance with these conditions.

•	comply with the extensive and complex laws and regulations that govern our activities, including our growth plans. Environmental legislation imposes strict standards and controls on almost every aspect of our operations and the mines we plan to develop, and is not only introducing new requirements, but also becoming more stringent. For example:

•	we must complete the environmental assessment process before we can begin developing a new mine or make any significant change to our operations

•	we may need regulatory approval to make changes to our operational processes, which can take a significant amount of time because it may require an extensive review of supporting technical information. The complexity of this process can be further compounded when regulatory approvals are required from multiple agencies.

We use significant management and financial resources to manage our regulatory risks.

Environmental risks

We have the safety, health and environmental risks associated with any mining and chemical processing company. Our uranium and fuel services segments also face unique risks associated with radiation.

Laws to protect the environment are becoming more stringent for members of the nuclear energy industry and have inter-jurisdictional aspects (both federal and provincial/state regimes are applicable). Once we have permanently stopped mining and processing activities at an operating site, we are required to decommission the site to the satisfaction of the regulators. We have developed conceptual decommissioning plans for our operating sites and use them to estimate our decommissioning costs. Regulators review our conceptual decommissioning plan on a regular basis. As the site approaches or goes into decommissioning, regulators review the detailed decommissioning plans. This can result in further regulatory process, as well as additional requirements, costs and financial assurances.

At the end of 2013, our estimate of total decommissioning and reclamation costs was $823 million. This is the undiscounted value of the obligation and is based on our current operations. We had accounting provisions of $574 million at the end of 2013 (the present value of the $823 million). Since we expect to incur most of these expenditures at the end of the useful lives of the operations they relate to, our expected costs for decommissioning and reclamation for the next five years are not material.

54    CAMECO CORPORATION

We provide financial assurances for decommissioning and reclamation such as letters of credit to regulatory authorities, as required. We had a total of $768 million in letters of credit supporting our reclamation liabilities at the end of 2013. All of our North American operations have letters of credit in place that provide financial assurance in connection with our preliminary plans for decommissioning for the sites.

Some of the sites we own or operate have been under ongoing investigation and/or remediation and planning as a result of historic soil and groundwater conditions. For example, we are addressing issues related to historic soil and groundwater contamination at Port Hope.

We use significant management and financial resources to manage our environmental risks.

We manage environmental risks through our safety, health, environment and quality (SHEQ) management system. Our chief executive officer is responsible for ensuring that our SHEQ management system is implemented. Our board’s safety, health and environment committee also oversees how we manage our environmental risks.

In 2013, we invested:

•	$108 million in environmental protection, monitoring and assessment programs, or 8% less than 2012 as a result of large capital projects nearing completion

•	$31 million in health and safety programs, or 3% more than 2012

Spending for health and safety programs in 2014 is expected to be similar to 2013, while spending for environmental programs is expected to decrease in-line with our planned reduction in capital spending.

Operational risks

Other operational risks and hazards include:

•	environmental damage

•	industrial and transportation accidents

•	labour shortages, disputes or strikes

•	cost increases for labour, contracted or purchased materials, supplies and services

•	shortages of required materials, supplies and equipment

•	transportation disruptions

•	electrical power interruptions

•	equipment failures

•	non-compliance with laws and licences

•	catastrophic accidents
•	fires

•	blockades or other acts of social or political activism

•	natural phenomena, such as inclement weather conditions, floods and earthquakes

•	unusual, unexpected or adverse mining or geological conditions

•	underground floods

•	ground movement or cave-ins

•	tailings pipeline or dam failures

•	technological failure of mining methods

We have insurance to cover some of these risks and hazards, but not all of them, and not to the full amount of losses or liabilities that could potentially arise.

2013 ANNUAL REPORT    55

Uranium—production overview

Production in our uranium segment this quarter was 1 million pounds higher compared to the fourth quarter of 2012. Production for the year was 1.7 million pounds higher than in 2012. We set new annual and quarterly production records with these results. See Uranium—operating properties starting on page 57 for more information.

URANIUM PRODUCTION

	THREE MONTHS ENDED		YEAR ENDED
CAMECO’S SHARE	DECEMBER 31		DECEMBER 31
(MILLION LBS)	2013	2012	2013	2012	2013 PLAN		2014 PLAN
McArthur River/Key Lake	4.0	3.5	14.1	13.6	13.6	[1]	13.1
Rabbit Lake	2.1	1.7	4.1	3.8	4.2		4.1
Smith Ranch-Highland	0.5	0.3	1.7	1.1	1.6	[1]	2.0
Crow Butte	0.2	0.2	0.7	0.8	0.7	[1]	0.6
Inkai	0.7	0.8	3.0	2.6	2.9		3.0
Cigar Lake	—	—	—	—	—	[1]	1.0-1.5

Total	7.5	6.5	23.6	21.9	23.0	[2]	23.8-24.3

[1]	We updated our initial 2013 plan for McArthur River/Key Lake (to 13.6 million pounds from 13.2 million pounds), US ISR (to 2.3 million pounds from 2.6 million pounds) and Cigar Lake (to nil from 0.3 million pounds) in our Q3 MD&A.
[2]	Corrected February 27, 2014 from 23.2 million pounds.

Outlook

Our strategy remains focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. As a result of the longer-than-anticipated uncertainty that continues to persist in today’s market, it is no longer appropriate to pursue significant production growth to a fixed target. Although we still have an extensive portfolio of assets from which we can increase our production capacity, we have eliminated our 2018 supply target of 36 million pounds in order to allow us to respond to market signals, and as a result, it is no longer appropriate to provide a long-term production forecast.

We plan to:

•	ensure continued reliable, low-cost production from our flagship operation, McArthur River/Key Lake and seek to expand that production

•	ensure continued reliable, low-cost production at Inkai

•	successfully bring on and ramp up production at Cigar Lake

•	manage the rest of our production facilities and potential sources of supply in a manner that retains the flexibility to respond to market signals and take advantage of value adding opportunities within our own portfolio and the uranium market

56    CAMECO CORPORATION

Uranium—operating properties

McArthur River / Key Lake

McArthur River is the world’s largest, high-grade uranium mine, and Key Lake is the largest uranium mill in the world.

Ore grades at the McArthur River mine are 100 times the world average, which means it can produce more than 18 million pounds per year by mining only 150 to 200 tonnes of ore per day. We are the operator.

McArthur River is one of our three material uranium properties.

Location	Saskatchewan, Canada

Ownership	69.805%—McArthur River 83.33%—Key Lake

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Mine type	Underground

Estimated reserves (our share)	251.6 million pounds (proven and probable), average grade U3O8: 15.76%

Estimated resources (our share)	9.5 million pounds (measured and indicated), average grade U3O8: 4.81% 39.9 million pounds (inferred), average grade U3O8: 7.38%

Mining methods	Primary: raiseboring; Secondary: blasthole stoping, boxhole boring

Licensed capacity	Mine and mill: 18.7 million pounds per year (can be exceeded—see Flexibility provisions)

Total production: 2000 to 2013 (100% basis) 1983 to 2002	250.6 million pounds (McArthur River/Key Lake) 209.8 million pounds (Key Lake)

2013 production (our share)	14.1 million pounds (20.1 million pounds on 100% basis)

2014 forecast production (our share)	13.1 million pounds (18.7 million pounds on 100% basis)

Estimated decommissioning cost (100% basis)	$48 million—McArthur River $218 million—Key Lake (estimate currently under review)

BACKGROUND

Mining methods and techniques

We use a number of innovative methods to mine the McArthur River deposit:

Ground freezing

The sandstone that overlays the deposit and basement rocks is water-bearing, with large volumes of water under significant pressure. We use ground freezing to form an impermeable wall around the area being mined. This prevents water from entering the mine, and helps stabilize weak rock formations. To date, we have installed five freezewalls and are currently preparing a sixth.

Raisebore mining

Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River. It involves:

•	drilling a series of overlapping holes through the ore zone from a raisebore chamber in waste rock above the mineralization

•	collecting the broken ore at the bottom of the raises using line-of-sight remote-controlled scoop trams, and transporting it to a grinding circuit

•	once mining is complete, filling each raisebore hole with concrete

2013 ANNUAL REPORT    57

•	when all the rows of raises in a chamber are complete, removing the equipment and filling the entire chamber with concrete

•	starting the process again with the next raisebore chamber

We have used the raisebore mining method to successfully extract about 250 million pounds (100% basis) since we began mining in 1999. Raisebore mining is scheduled to remain the primary extraction method over the life of mine.

McArthur River currently has six areas with delineated mineral reserves (zones 1 to 4, zone 4 south and zone B) and eight areas with delineated mineral resources. We are currently mining zone 2 and the lower area of zone 4.

Zone 2 has been actively mined since production began. It is divided into four panels (panels 1, 2, 3 and 5) based on the configuration of the freezewall around the ore. As the freezewall is expanded, the inner connecting freezewalls are decommissioned in order to recover the uranium that was inaccessible around the active freeze pipes. Panel 5 represents the upper portion of zone 2, overlying part of the other panels. Mining is nearing completion in panels 1, 2 and 3, and the majority of the remaining zone 2 proven mineral reserves are in panel 5.

Zone 4 is divided into three mining areas: central, north and south. We are actively mining the central area. A new mining area is also under development—zone 4 north—and is forecast to be in production in 2014.

In 2013, the CNSC granted approval for the use of two secondary extraction methods: blasthole stoping and boxhole boring. We expect that these extraction methods will only be used in limited situations to complement our primary extraction method of raiseboring.

Boxhole boring

Boxhole boring is similar to the raisebore method, but the drilling machine is located below the mineralization, so development is not required above the mineralization. This method is currently being used at a few mines around the world, but had not been used for uranium mining prior to testing at McArthur River.

We expect boxhole boring will only be used as a secondary method, in areas where we determine raiseboring is not feasible or practical. Test mining to date has identified this as a viable mining option; however, only a minor amount of ore is scheduled to be extracted using this method.

58    CAMECO CORPORATION

Blasthole stoping

Blasthole stoping involves establishing drill access above the mineralization and extraction access below the mineralization. The area between the upper and lower access levels (the stope) is then drilled off and blasted. The broken rock is collected on the lower level and removed by line-of-sight remote-controlled scoop trams, then transported to a grinding circuit. Once a stope is mined out, it is backfilled with concrete to maintain ground stability and allow the next stope in sequence to be mined. This mining method has been used extensively in the mining industry, including uranium mining.

Blasthole stoping is planned in areas where blast holes can be accurately drilled and small stable stopes excavated without jeopardizing the freezewall integrity. We expect this method to complement the raiseboring method and to allow for more economic recovery of ore on the periphery of the orebody, as well as smaller, lower grade areas.

Initial processing

We carry out initial processing of the extracted ore at McArthur River:

•	the underground circuit grinds the ore and mixes it with water to form a slurry

•	the slurry is pumped 680 metres to the surface and stored in one of four ore slurry holding tanks

•	it is blended and thickened, removing excess water

•	the final slurry, at an average grade of 15% U3O8, is pumped into transport truck containers and shipped to Key Lake mill on an 80 kilometre all-weather road

Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

2013 UPDATE

Production

Total production from McArthur River/Key Lake was 20.1 million pounds, which is the highest annual output from a uranium facility anywhere in the world. Our share of production in 2013 was 14.1 million pounds U3O8, 4% higher than our forecast for the year, and 4% higher than annual production in 2012.

At McArthur River and Key Lake, we realized benefits under the production flexibility provision in our operating licences (see Flexibility provisions below). Ongoing efforts to improve the efficiency and reliability of the Key Lake mill resulted in record mill performance.

Licensing and production capacity

On October 29, 2013, the CNSC granted a renewal of our McArthur River and Key Lake operating licences. The licence term is from November 1, 2013 to October 31, 2023.

Flexibility provisions

As long as average annual production does not exceed 18.7 million pounds per year, production flexibility provisions in the licence conditions handbooks allow:

•	the Key Lake mill to produce up to 20.4 million pounds (100% basis) per year

•	the McArthur River mine to produce up to 21 million pounds (100% basis) per year

Our average annual production at McArthur River/Key Lake over the past five years is 19.7 million pounds. Consequently, we have limited flex capacity remaining under our licence provisions.

McArthur River production expansion

A limiting factor for production at the McArthur River mine is the licence limit of 18.7 million pounds (100% basis) per year, and in order to maintain the flexibility to produce more, we plan to request a production limit increase to 21 million pounds (100% basis) in 2014. This would match the currently approved maximum production level. We expect a decision on this increase in 2014.

In addition, we will continue the work to further increase our annual production rate to 22 million pounds (100% basis) by 2018, subject to regulatory approval, as contemplated in the revision to our mine plan in 2012.

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We were notified by the CNSC that the environmental assessment for the planned increase in production to 22 million pounds would be transitioned to the CNSC licensing and compliance processes, rather than the federal environmental assessment process.

In order to implement the planned production increases, we must continue to successfully transition into new mine areas through mine development and investment in support infrastructure. In addition, we plan to:

•	obtain all the necessary regulatory approvals, including at Key Lake, to ensure the mill can process all of the ore mined annually at McArthur River

•	expand the freeze plant and electrical distribution systems

•	increase ventilation by sinking a fourth shaft at the northern end of the mine

•	improve our dewatering system and expand our water treatment capacity

New mining areas

We completed installation of the freezewall and brine lines in the upper mining area of zone 4 north. We began freezing the ground in the third quarter of 2013, with plans to start mining the zone in late 2014.

In addition to the underground work, we continued to upgrade our electrical infrastructure on surface to address the future need for increased ventilation and freeze capacity associated with mining new zones and increasing mine production.

Key Lake extension project and mill revitalization

The Key Lake mill began operating in 1983 and is currently licensed to produce 18.7 million pounds (100% basis) per year. Mill production at Key Lake is expected to closely follow McArthur River production, subject to receipt of regulatory approval. As part of our Key Lake extension environmental assessment (EA), we are seeking approval to increase Key Lake’s nominal annual production rate to 25 million pounds and to increase our tailings capacity; in 2014, we expect the federal and provincial EA to conclude and expect a decision to be made on these increases.

The mill revitalization plan includes upgrading circuits with new technology to simplify operations and improve environmental performance. Major components of a new calciner circuit were installed in 2013 and commissioning is expected to be completed in 2014. As part of the revitalization plan, we also replaced the existing electrical substation in order to meet future electrical demands.

Tailings capacity

This year we:

•	submitted the final environmental impact statement for review by the regulators, and plan to pursue the required regulatory approvals in 2014

•	completed flattening of the Deilmann tailings management facility pitwalls

Exploration

In 2013, our surface exploration programs continued to test zones of mineralization north of the current mining areas.

PLANNING FOR THE FUTURE

Production

We plan to produce 18.7 million pounds per year (13.1 million pounds our share) until we receive the required regulatory approvals and complete the work necessary to increase production at both McArthur River and Key Lake.

New mining zones

Zone 4 north is the next area to be mined. Freezing has begun and we forecast initial production to start in 2014.

We expect to use raisebore mining in this area, applying the ground freezing experience we gained in zone 2, panel 5. This should significantly improve production efficiencies compared to boxhole boring.

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Mill revitalization

In 2014, we expect to:

•	complete installation and commissioning of the new calciner

•	upgrade the electrical services necessary to add standby electrical generating capacity for the new electrically heated calciner

Key Lake extension project

In 2014, we expect to complete the regulatory process required to increase production to 25 million pounds per year at Key Lake. We will also seek approval to deposit tailings in the Deilmann tailings management facility to a higher level, providing enough tailings capacity to potentially mill all the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

See Key Lake tailings capacity risk below for additional information.

Exploration

In 2014, we plan to continue advancing the underground exploration drifts to the southwest and northeast directions. Additional drilling is planned underground to delineate zone A, and from surface to identify additional mineral resources in the deposit.

MANAGING OUR RISKS

Production at McArthur River/Key Lake poses many challenges: control of groundwater, weak rock formations, radiation protection, water inflow, mine area transitioning, regulatory approvals and tailings capacity. Operational experience gained since the start of production has resulted in a significant reduction in risk.

Labour relations

The current collective agreement with unionized employees at the McArthur River and Key Lake operations expired on December 31, 2013 and bargaining for a new agreement is currently underway. There is risk to production in 2014 if we are unable to reach an agreement and employees go on strike.

Transition to new mining areas

In order to successfully achieve the planned production schedule, we must continue to successfully transition into new mining areas, which includes mine development and investment in critical support infrastructure.

The zone 4 north transition planned in late 2014 carries a slightly higher transition risk than other mining area transitions due to the site’s limited flexibility to offset a shortfall in production due to schedule delays.

Key Lake tailings capacity risk

Tailings from processing McArthur River ore are deposited in the Deilmann tailings management facility. At current production rates, the facility will reach licensed capacity by 2018. A significant delay in obtaining or a failure to receive, the necessary regulatory approval for the expansion of the facility could interrupt or prevent the operation of McArthur River/ Key Lake as planned.

In the past, sloughing of material from the pitwalls has resulted in loss of capacity. Technical studies show that stabilizing and reducing water levels in the pit enhances the stability of the pitwalls and reduces the risk of sloughing. In 2009, regulators approved our plan for the long-term stabilization of the Deilmann tailings management facility pitwalls. We implemented the plan and completed the project in 2013. We are proceeding with the environmental assessment to support an application for regulatory approval to deposit tailings to a higher level. This would provide enough tailings capacity to mill all the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

Water inflow risk

The greatest risk is production interruption from water inflows. A 2003 water inflow resulted in a three-month suspension of production. We also had a small water inflow in 2008 that did not impact production.

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The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•	Ground freezing: Before mining, we drill freezeholes and freeze the ground to form an impermeable freezewall around the area being mined. Ground freezing reduces but does not eliminate the risk of water inflows.

•	Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk and apply extensive additional technical and operating controls for all higher risk development.

•	Pumping capacity and treatment limits: Our standard for this project is to secure pumping capacity of at least one and a half times the estimated maximum sustained inflow. We review our dewatering system and requirements at least once a year and before beginning work on any new zone.

We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

We also manage the risks listed on pages 54 to 55.

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Uranium – operating properties

Rabbit Lake The Rabbit Lake operation, which opened in 1975, is the longest operating uranium production facility in North America, and the second largest uranium mill in the world.

Location	Saskatchewan, Canada

Ownership	100%

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Mine type	Underground

Estimated reserves	20.3 million pounds (proven and probable), average grade U3O8: 0.56%

Estimated resources	20.2 million pounds (indicated), average grade U3O8: 0.80% 9.0 million pounds (inferred), average grade U3O8: 0.58%

Mining methods	Vertical blasthole stoping

Licensed capacity	Mill: maximum 16.9 million pounds per year; currently 11 million

Total production: 1975 to 2013	190.1 million pounds

2013 production	4.1 million pounds

2014 forecast production	4.1 million pounds

Estimated decommissioning cost	$203 million

2013 UPDATE

Production

Production this year was 8% higher than 2012 production as a result of improved efficiency of the mill operating schedule.

Development and production continued at Eagle Point mine. At the mill, we continued to improve performance by replacing key pieces of mill infrastructure and improving the efficiency of the mill operation schedule. The mill ran continuously for eight months and maintenance work was completed during an extended shutdown period of four months.

Exploration

In 2011, we received regulatory approval to begin exploration-related development and drilling on a new zone (Powell Zone) located about 650 metres northeast of the existing mine workings. In 2013, we continued to make progress on the related development work.

We extended our underground drilling reserve replacement program into 2013, testing beneath existing zones as well as to the east and northeast of the current mine workings (including Powell Zone). See Mineral reserves and resources on page 83 for more information.

Licensing

On October 29, 2013, the CNSC granted a renewal of our Rabbit Lake operating licences. The licence term is from November 1, 2013 to October 31, 2023.

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PLANNING FOR THE FUTURE

Production

We expect to produce 4.1 million pounds in 2014.

Tailings capacity

We expect to have sufficient tailings capacity to support milling of Eagle Point ore until about 2018 (based upon expected ore tonnage and milling rates).

In 2014, we are continuing to evaluate options to expand the existing tailings management facility to support mining of existing reserves at Eagle Point, and provide additional tailings capacity to process ore from other potential sources. Depending upon the chosen option, we may need an environmental assessment and regulatory approval to proceed with any increase in capacity.

Exploration

We plan to continue our underground drilling reserve replacement program in areas of interest east and northeast of the mine in 2014, both at depth and along the strike of the Collins Bay fault. The drilling will be carried out from underground locations.

Reclamation

As part of our multi-year site-wide reclamation plan, we spent over $1.2 million in 2013 to reclaim facilities that are no longer in use and plan to spend over $0.5 million in 2014.

MANAGING OUR RISKS

We manage the risks listed on pages 54 to 55.

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Uranium—operating properties

Smith Ranch-Highland

We operate Smith Ranch and Highland as a combined operation. Each has its own processing facility, but the Smith Ranch central plant currently processes all the uranium, including uranium from satellite facilities. The Highland plant is currently idle. Together, they form the largest uranium production facility in the United States.

Location	Wyoming, US

Ownership	100%

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Estimated reserves	Smith Ranch-Highland: 5.2 million pounds (proven and probable), average grade U3O8: 0.09% North Butte-Brown Ranch: 3.8 million pounds (proven and probable), average grade U3O8: 0.08%

Estimated resources

Smith Ranch-Highland:

21.8 million pounds (measured and indicated), average grade U3O8: 0.06%

7.9 million pounds (inferred), average grade U3O8: 0.05%

North Butte-Brown Ranch

10.8 million pounds (measured and indicated), average grade U3O8: 0.07%

0.8 million pounds (inferred), average grade U3O8: 0.06%

Mining methods	In situ recovery (ISR)

Licensed capacity	Wellfields: 3 million pounds per year Processing plants: 5.5 million pounds per year including Highland mill

Total production: 2002 to 2013	17.6 million pounds

2013 production	1.7 million pounds

2014 forecast production	2.0 million pounds

Estimated decommissioning cost	$202 million (US)

2013 UPDATE

Production

Production this year was 6% higher than our forecast and significantly higher than 2012 production, with new mine units contributing to production at Smith Ranch-Highland in 2013, as well as the startup of the North Butte satellite.

Our North Butte satellite began production during the second quarter and produced 300,000 pounds in 2013. We expect to ramp up to a target annual production rate of more than 700,000 pounds per year by 2015 from the North Butte satellite operation. We continue to seek regulatory approvals to proceed with the rest of our expansion plans.

Licensing

The regulators continue to review our licence renewal application. We are allowed to continue with all previously approved activities during the licence renewal process.

PLANNING FOR THE FUTURE

Production

In 2014, we expect to produce 2.0 million pounds.

MANAGING OUR RISKS

We manage the risks listed on pages 54 to 55.

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Uranium—operating properties

Crow Butte Crow Butte was discovered in 1980 and began production in 1991. It is the first uranium mine in Nebraska, and is a significant contributor to the economy of northwest Nebraska.

Location	Nebraska, US

Ownership	100%

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Estimated reserves	2.3 million pounds (proven), average grade U3O8: 0.11%

Estimated resources	14.6 million pounds (indicated), average grade U3O8: 0.27% 2.9 million pounds (inferred), average grade U3O8: 0.12%

Mining methods	In situ recovery (ISR)

Licensed capacity (processing plants and wellfields)	2.0 million pounds per year

Total production: 2002 to 2013	9.1 million pounds

2013 production	0.7 million pounds

2014 forecast production	0.6 million pounds

Estimated decommissioning cost	$44 million (US)

2013 UPDATE

Production

Production this year was as forecast, but slighter lower than 2012 production.

Licensing

The regulators continued to review our applications to expand and re-license Crow Butte. We are allowed to continue with all previously approved activities during the licence renewal process.

PLANNING FOR THE FUTURE

Production

In 2014, we expect to produce 0.6 million pounds.

Managing our risks

We manage the risks listed on pages 54 to 55.

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Uranium—operating properties

Inkai

Inkai is a very significant uranium deposit, located in Kazakhstan. There are two production areas (blocks 1 and 2) and an exploration area (block 3). The operator is joint venture Inkai limited liability partnership, which we jointly own (60%) with Kazatomprom (40%).

Inkai is one of our three material uranium properties.

Location	South Kazakhstan

Ownership	60%

End product	Uranium concentrates

Certifications	BSI OHSAS 18001 ISO 14001 certified

Estimated reserves (our share)	50.4 million pounds (proven and probable), average grade U3O8: 0.07%

Estimated resources (our share)	28.3 million pounds (indicated), average grade U3O8: 0.08% 146.3 million pounds (inferred), average grade U3O8: 0.05%

Mining methods	In situ recovery (ISR)

Licensed capacity (wellfields)	5.2 million pounds per year, (our share 3.0 million pounds per year)

Total production: 2008 to 2013 (our share)	12.0 million pounds

2013 production (our share)	3.0 million pounds (5.2 million pounds on 100% basis)

2014 forecast production (our share)	3.0 million pounds (5.2 million pounds on 100% basis)

Estimated decommissioning cost (100% basis )	$14 million (US)

2013 UPDATE

Production

Production this year was slightly higher than our forecast for the year and 15% higher than production in 2012. Inkai added new wellfields to the production mix, which increased the head grade and resulted in higher 2013 production.

Licensing

In December 2013, Inkai received government approval of an amendment to the resource use contract to increase production from blocks 1 and 2 to 5.2 million pounds (100% basis). Our share of Inkai’s annual production is 3.0 million pounds with the processing plant at full capacity.

Project funding

We have a loan agreement with Inkai whereby we funded Inkai’s project development costs. As of December 31, 2013, there was $103 million (US) of principal outstanding on the loan. In 2013, Inkai paid $2.7 million (US) in interest on the loan and repaid $30 million (US) of principal.

Under the loan agreement, Inkai first uses cash available every year to pay accrued interest. Inkai then uses 80% of the remaining cash available for distribution to repay principal outstanding on the loan. The remaining 20% is distributed as dividends to the owners.

We are also currently advancing funds for Inkai’s work on block 3. As of December 31, 2013, the block 3 loan principal amounted to $118 million (US).

2013 ANNUAL REPORT    67

Uranium conversion project and doubling production update

In 2012, we entered into a binding memorandum of agreement (2012 MOA) with our joint venture partner, Kazatomprom, setting out a framework to:

•	increase Inkai’s annual production from blocks 1 and 2 to 10.4 million pounds (our share 5.2 million pounds) and sustain it at that level

•	extend the term of Inkai’s resource use contract through 2045

Kazatomprom is pursuing a strategic objective to develop uranium processing capacity in Kazakhstan to complement its leading uranium mining operations. The 2012 MOA builds on the non-binding memorandum of understanding signed in 2007, which sought to align the annual production increase with the development of uranium conversion capacity. Kazatomprom’s primary focus is now on uranium refining, which is an intermediate step in the uranium conversion process.

We expect to pursue further expansion of production at Inkai at a pace measured to market opportunities. We are continuing to work on an assessment of the production increase, and in December 2013, we also completed the first draft of a prefeasibility study (PFS) for the potential construction of a uranium refinery in Kazakhstan. Cameco and Kazatomprom will determine if a feasibility study is justified based on the outcome of the refinery PFS. Advancement to the feasibility stage will require government approvals for the transfer of our proprietary uranium refining technology from Canada to Kazakhstan. An NCA between Canada and Kazakhstan was signed in 2013, providing the international framework necessary for applying to the two governments for the required licences and permits.

Block 3 exploration

In 2013, Inkai:

•	completed exploration drilling

•	continued construction of the test leach facility and test wellfields

•	started work on an appraisal of mineral potential according to Kazakhstan standards

PLANNING FOR THE FUTURE

Production

We expect our share of production to be 3.0 million pounds in 2014 from blocks 1 and 2. We expect to maintain production at this level until the potential expansion under the 2012 MOA proceeds.

Block 3 exploration

In 2014, Inkai expects to:

•	complete construction of the test leach facility and test wellfields

•	start operation of the test wellfields and begin uranium production with the test leach facility

•	complete a preliminary appraisal and continue to work on a final appraisal of mineral potential according to Kazakhstan standards

MANAGING OUR RISKS

Supply of sulphuric acid

There were no interruptions to sulphuric acid supply during 2013. Given the importance of sulphuric acid to Inkai’s mining operations and shortages in previous years, we continue to closely monitor its availability. Our production may be less than forecast if there is a shortage.

Political risk

Kazakhstan declared itself independent in 1991 after the dissolution of the Soviet Union. Our Inkai investment and our plans to increase production are subject to the risks associated with doing business in developing countries, which have significant potential for social, economic, political, legal and fiscal instability. Kazakh laws and regulations are complex and still developing and their application can be difficult to predict. To maintain and increase Inkai production, we need ongoing support, agreement and co-operation from our partner and the government.

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The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Subsoil Use Law dated June 24, 2010. It replaces the Law on the Subsoil and Subsoil Use, dated January 27, 1996.

In general, Inkai’s licences are governed by the version of the subsoil law that was in effect when the licences were issued in April 1999, and new legislation applies to Inkai only if it does not worsen Inkai’s position. Changes to legislation related to national security, among other criteria, however, are exempt from the stabilization clause in the resource use contract. The Kazakh government interprets the national security exemption broadly.

With the 2010 subsoil law, the government continues to weaken its stabilization guarantee. The government is broadly applying the national security exception to encompass security over strategic national resources.

The resource use contract contains significantly broader stabilization provisions than the 2010 subsoil law, and these contract provisions currently apply to us.

To date, the 2010 subsoil law has not had a significant impact on Inkai. We continue to assess the impact. See our annual information form for an overview of this change in law.

We also manage the risks listed on pages 54 to 55.

2013 ANNUAL REPORT    69

Uranium—development project

Cigar Lake

Cigar Lake is the world’s second largest high-grade uranium deposit, with grades that are 100 times the world average. We are a 50% owner and the mine operator.

Cigar Lake, which is being developed and scheduled to begin production this year, is one of our three material uranium properties.

Location	Saskatchewan, Canada

Ownership	50.025%

End product	Uranium concentrates

Mine type	Underground

Estimated reserves (our share)	108.4 million pounds (proven and probable), average grade U3O8: 18.30%

Estimated resources (our share)	1.1 million pounds (measured and indicated), average grade U3O8: 2.27% 49.5 million pounds (inferred), average grade U3O8: 12.01%

Mining methods	Jet boring

Target production date	First mine production in the first quarter of 2014 Begin processing ore at the McClean Lake mill by the end of the second quarter of 2014

Target annual production (our share)	9.0 million pounds at full production (18.0 million pounds on 100% basis)

2014 forecast production (our share)	1.0—1.5 million pounds (2.0 to 3.0 million pounds on 100% basis)

Estimated decommissioning cost (100% basis )	$49 million

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BACKGROUND

Development

We began developing the Cigar Lake underground mine in 2005, but development was delayed due to water inflows (two in 2006 and one in 2008). The first inflow flooded shaft 2 while it was under construction. The second inflow flooded the underground development and we began remediation late in 2006. In 2008, another inflow interrupted the dewatering of the underground development. We sealed the inflows and completed dewatering of shafts 1 and 2. In 2011, we completed remediation of the underground.

Mining method

We will use a number of innovative methods and techniques to mine the Cigar Lake deposit:

Bulk freezing

The sandstone that overlays the deposit and basement rocks is water-bearing, with large volumes of water under significant pressure. We will freeze the ore zone and surrounding ground in the area to be mined to prevent water from entering the mine and to help stabilize weak rock formations.

Our plan is to use a hybrid freezing approach. We will use surface freezing to support the rampup period and underground freezing for the longer term development of the mine. Through 2013, we continued to drill freezeholes from surface, expand the surface freezing infrastructure and put the new freezeholes in operation. To manage our risks and meet our production schedule, the area being mined must meet specific ground freezing requirements before we begin jet boring.

Jet boring

After many years of test mining, we selected jet boring, a non-entry mining method, which we have developed and adapted specifically for this deposit. Overall, our initial test program was a success and met all initial objectives. This method involves:

•	drilling a pilot hole into the frozen orebody, inserting a high pressure water jet and cutting a cavity out of the frozen ore

•	collecting the ore and water mixture (slurry) from the cavity and pumping it to storage (sump storage), allowing it to settle

•	using a clamshell, transporting the ore from the sump storage to a grinding and processing circuit, eventually loading a tanker truck with ore slurry for transport to the mill

•	once mining is complete, filling each cavity in the orebody with concrete

•	starting the process again with the next cavity

Jet boring system process

We have divided the orebody into production panels, and will have one jet boring mining unit operating in a panel. At least four production panels need to be frozen at one time to achieve the full production rate of 18 million pounds per year. At full production, two jet boring machines will be working at a time, while the other two are being moved, set up, in the backfill cycle or on maintenance.

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In September 2013, we announced that we had identified additional underground work that would delay jet boring in ore. After the work was completed, we jetted the first ore cavity in December 2013, and expect to begin ore production from the mine during the first quarter of 2014.

Milling

All of Cigar Lake’s ore slurry will be processed at the McClean Lake mill, operated by AREVA. The McClean Lake mill requires modification and expansion to process and package all of Cigar Lake’s current mineral reserves. The Cigar Lake joint venture has agreed to pay for the capital costs for such modification and expansion.

In September 2013, AREVA advised us that it had determined that further mill modifications were required before they could begin processing Cigar Lake ore. The McClean Lake mill is expected to begin processing Cigar Lake ore by the end of the second quarter of 2014.

2013 UPDATE

During the year, we:

•	completed construction and began commissioning of all infrastructure required to begin ore production

•	successfully tested the jet boring system in waste and began commissioning in ore

•	continued freezing the ground from surface to ensure frozen ore is available for future production years

Costs

As of December 31, 2013, we had:

•	invested about $1.1 billion for our share of the construction costs to develop Cigar Lake

•	expensed about $86 million in remediation expenses

•	expensed about $100 million in standby costs

•	expensed about $102 million to begin commissioning

In August 2013, we announced that our share of the total capital cost for Cigar Lake was expected to increase between 15% and 25% as a result of scope changes, increased costs at the mine and mill, and the inclusion of some capital costs that will be incurred subsequent to the mining of the first ore that were not included in our previous estimate. Our total share of the capital cost for this project is now estimated to be about $1.3 billion (previously $1.1 billion) since we began development in 2005. In order to bring Cigar Lake into production in 2014, we estimate our share of capital expenditures will be about $130 million, including $100 million on modifications to the McClean Lake mill. Additional expenditures of about $35 million will be required at McClean Lake mill in 2015 in order to continue ramping up to full production. Our share of standby charges until production is achieved this year is estimated to be about $15 million.

Licensing

The CNSC granted a uranium mining licence authorizing construction and operation of the Cigar Lake project. The licence term is from July 1, 2013 to June 30, 2021.

PLANNING FOR THE FUTURE

Production

In 2014, we expect:

•	to bring the mine into production in the first quarter of 2014

•	processing of the ore to begin at AREVA’s McClean Lake mill by the end of the second quarter of 2014

Rampup schedule

We expect Cigar Lake to produce between 2 million and 3 million packaged pounds from the mill (100% basis) in 2014. Based upon our commissioning and rampup experience, we will adjust our plans as necessary to allow us to reach our full production rate of 18 million pounds (100% basis) by 2018.

Given the scale of this project and the challenging nature of the geology and mining method, we have made significant progress. We will continue to develop this asset in a safe and deliberate manner to ensure we realize the economic benefits of this project.

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Caution regarding forward-looking information

Our expectations and plans regarding Cigar Lake, including our expected share of 2014 production, achievement of the full production rate of 18 million pounds by 2018, and capital costs, are forward-looking information. They are based on the assumptions and subject to the material risks discussed on pages 2 and 3, and specifically on these assumptions and risks:

Assumptions

•	our Cigar Lake development, mining and production plans succeed

•	there is no material delay or disruption in our plans as a result of ground movements, cave-ins, additional water inflows, a failure of seals or plugs used for previous water inflows, natural phenomena, delay in acquiring critical equipment, equipment failure or other causes

•	there are no labour disputes or shortages

•	our bulk ground freezing program progresses fast enough to deliver sufficient frozen ore to meet production targets

•	our expectation that the jet boring mining method will be successful and that we will be able to solve technical challenges as they arise in a timely manner

•	our expectation that we will be able to obtain the additional jet boring system unit we require on schedule

•	we obtain contractors, equipment, operating parts, supplies, regulatory permits and approvals when we need them

•	mill modifications and commissioning of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected, AREVA will be able to solve technical challenges as they arise in a timely manner, and sufficient tailings facility capacity is available
•	our mineral reserves estimate and the assumptions it is based on are reliable

Material risks

•	an unexpected geological, hydrological or underground condition or an additional water inflow, further delays our progress

•	ground movements or cave-ins

•	we cannot obtain or maintain the necessary regulatory permits or approvals

•	natural phenomena, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts and supplies or other reasons cause a material delay or disruption in our plans

•	sufficient tailings facility capacity is not available

•	our mineral reserves estimate is not reliable

•	our development, mining or production plans for Cigar Lake are delayed or do not succeed for any reason, including technical difficulties with the jet boring mining method or freezing the deposit to meet production targets, technical difficulties with the McClean Lake mill modifications or commissioning or milling Cigar Lake ore, or our inability to acquire any of the required jet boring equipment

MANAGING OUR RISKS

Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak rock formations, radiation protection, water inflow, mining method uncertainty, regulatory approvals, tailings capacity, surface and underground fires and other mining-related challenges. To reduce this risk, we are applying our operational experience and the lessons we have learned about water inflows at McArthur River and Cigar Lake.

Mill modifications

There is a risk to Cigar Lake’s rampup schedule if the McClean Lake mill does not begin processing ore from the Cigar Lake mine by the end of the second quarter, 2014. There is also a risk to our plan to achieve the full production rate of 18 million pounds per year by 2018 if AREVA is unable to complete and commission the required mill upgrades on schedule. We are working closely with AREVA to understand and help mitigate the risks to ensure that mine and mill production schedules are aligned.

Ground freezing

To manage our risks and meet our production schedule, the areas being mined must meet specific ground freezing requirements before we begin jet boring. We have identified greater variation of the freeze rates of different geological formations encountered in the mine, based on new information obtained through surface freeze drilling. As a mitigation measure, we have increased the site freeze capacity to facilitate the extraction of ore cavities as planned.

2013 ANNUAL REPORT    73

Jet boring mining method and units

Although we have successfully tested the jet boring mining method in waste rock and began commissioning the system in ore, this method has not been proven at full production. As we ramp up production, there may be some technical challenges that could affect our production plans, including, but not limited to, variable or unanticipated ground conditions, ground movement and cave-ins, water inflows and variable dilution, recovery values and mining productivity. There is a risk that the rampup to full production may take longer than planned and that the full production rate may not be achieved on a sustained and consistent basis. A comprehensive commissioning and startup plan is underway with the objective to assure successful startup and on-going operations. We are confident we will be able to solve challenges that may arise, but failure to do so would have a significant impact on our business.

Our mining plan requires four jet boring system units. We currently have two units on site and a third unit has been ordered and manufactured. We have an agreement with a supplier to supply one additional jet boring system unit. There is a risk that rampup to full production at Cigar Lake may take longer than planned if the manufacture or delivery of the fourth unit does not take place as scheduled. As part of our startup plan, we are working with our supplier to assure timely delivery of the fourth unit.

Water inflow risk

A significant risk to development and production is from water inflows. The 2006 and 2008 water inflows were significant setbacks.

The consequences of another water inflow at Cigar Lake would depend on its magnitude, location and timing, but could include a significant delay in Cigar Lake’s development or production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•	Bulk freezing: Two of the primary challenges in mining the deposit are control of groundwater and ground support. Bulk freezing reduces but does not eliminate the risk of water inflows.

•	Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk and apply extensive additional technical and operating controls for all higher risk development.

•	Pumping capacity and treatment limits: We have pumping capacity to meet our standard for this project of at least one and a half times the estimated maximum inflow.

We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum inflow.

We also manage the risks listed on pages 54 to 55.

74    CAMECO CORPORATION

Uranium—projects under evaluation

We continue to advance our projects under evaluation toward development decisions at a pace aligned with market opportunities in order to respond should the market signal a need for more uranium.

The process includes several defined decision points in the assessment and development stages. At each point, we re-evaluate the project based on current economic, competitive, social, legal, political and environmental considerations. If it continues to meet our criteria, we proceed to the next stage. This process allows us to build a pipeline of projects ready for a production decision and minimize expenditures on projects whose feasibility has not yet been determined.

Millennium

Location	Saskatchewan, Canada

Ownership	69.9%

End product	Uranium concentrates

Mine type	Underground

Estimated resources (our share)	53.0 million pounds (indicated), average grade U3O8: 2.39% 20.2 million pounds (inferred), average grade U3O8: 3.19%

BACKGROUND

The Millennium deposit was discovered in 2000, and was delineated through geophysical survey and drilling work between 2000 and 2013. In 2012, we paid $150 million to acquire AREVA’s 27.94% interest in the project, bringing our interest in the project to 69.9%. We are the operator.

2013 UPDATE

This year we:

•	submitted the final environmental impact statement to regulators

•	completed a drill program that successfully increased the indicated resources of the deposit

In 2014, we expect a decision from the CNSC on a construction and operating licence for Millennium. A positive outcome and receipt of a licence would allow us to quickly advance to a development decision on the project, once the market signals that new production is needed.

Yeelirrie

LOCATION	Western Australia

Ownership	100%

End product	Uranium concentrates

Mine type	Open pit

Estimated resources	127.3 million pounds (measured and indicated), average grade U3O8: 0.16%

2013 ANNUAL REPORT    75

BACKGROUND

In 2012, we paid $430 million (US) (as well as $22 million (US) in stamp duty) to acquire the Yeelirrie uranium deposit. The deposit was discovered in 1972 and is a near-surface calcrete-style deposit that is amenable to open pit mining techniques. It is one of Australia’s largest undeveloped uranium deposits.

2013 UPDATE

This year, we are reporting a new mineral resources estimate in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (NI 43-101) based on a full document review, data validation, geological re-interpretation and modelling. We have provided the updated estimate in Mineral reserves and resources, starting on page 83.

Kintyre

LOCATION	Western Australia

Ownership	70%

End product	Uranium concentrates

Mine type	Open pit

Estimated resources (our share)	38.7 million pounds (indicated), average grade U3O8: 0.58% 6.7 million pounds (inferred), average grade U3O8: 0.46%

BACKGROUND

In 2008, we paid $346 million (US) to acquire a 70% interest in Kintyre. The Kintyre deposit is amenable to open pit mining techniques. In 2012, we recorded a $168 million write-down of the carrying value of our interest, due to a weakened uranium market. We are the operator.

2013 UPDATE

This year, we:

•	completed the value engineering study

•	completed registration of the Kintyre Mining Development Indigenous Land Use Agreement with the relevant government authority

•	submitted an Environmental Review and Management Program

•	carried out further exploration to test for potential satellite deposits at Kintyre and at other regional exploration projects close to Kintyre

MANAGING THE RISKS

For all of our projects under evaluation, we manage the risks listed on pages 54 to 55.

Additional risks for Millennium include:

•	The English River First Nation (ERFN) selected surface lands covering the Millennium deposit in a claim for Treaty Land Entitlement (TLE). The TLE process does not affect our mineral rights, but it could have an impact on the surface rights and benefits we ultimately negotiate as part of the development of this deposit. Under the collaboration agreement that we signed with ERFN in 2013, the TLE claim will be dropped.

•	Environment Canada has brought forward a national recovery plan for woodland caribou that has the potential to impact economic and social development in northern Saskatchewan. Additional research work is being conducted so that a determination can be made on the sustainability of the species within the region. The research could result in measures being taken to further limit habitat disturbance in order to improve the health of the woodland caribou population in northern Saskatchewan, and it could have an impact on our ability to develop this deposit.

76    CAMECO CORPORATION

Uranium – exploration and corporate development

Our exploration program is directed at replacing mineral reserves as they are depleted by our production, and ensuring our future growth. We have maintained an active program even during periods of weak uranium prices, which has helped us secure land with exploration and development prospects that are among the best in the world, mainly in Canada, Australia, Kazakhstan and the US. Globally, our land holdings total 2.0 million hectares (4.9 million acres). In northern Saskatchewan alone, we have direct interests in 584,000 hectares (1.4 million acres) of land covering many of the most prospective exploration areas of the Athabasca Basin. Many of our prospects are located close to our existing operations where we have established infrastructure and capacity to expand.

For properties that meet our investment criteria, we may partner with other companies through strategic alliances, equity holdings and traditional joint venture arrangements. Our leadership position and industry expertise in both exploration and corporate social responsibility make us a partner of choice.

In 2013, we continued our exploration strategy of focusing on the most prospective North American and Australian projects in our portfolio. Exploration is key to ensuring our long-term growth, and since 2008, we have continued to invest in exploring the land that we hold.

2013 ANNUAL REPORT    77

2013 UPDATE

Brownfield exploration

Brownfield exploration is uranium exploration near our existing operations, and includes expenses for advanced exploration projects where uranium mineralization is being defined.

This year we spent $9 million on seven brownfield exploration projects, $7 million on our projects under evaluation in Australia, and $13 million for resource definition at Inkai and at our US operations.

Regional exploration

We spent about $44 million on regional exploration programs (including support costs). Saskatchewan was the largest region, followed by Australia and the United States.

PLANNING FOR THE FUTURE

We plan to spend approximately 35% to 40% less on uranium exploration in 2014 as part of the reorganization of our global exploration portfolio that has allowed us to focus on our core projects in Saskatchewan under our long-term exploration strategy.

Brownfield exploration

In 2014, we plan to spend approximately $5.2 million on brownfield exploration in Saskatchewan and Australia, with a focus on McArthur River and projects supporting Kintyre. Our expenditures on projects under evaluation are expected to total $10 million, with the largest amount spent on Inkai block 3 in Kazakhstan.

Regional exploration

We plan to spend about $25 million on 24 projects in Canada and Australia, the majority of which are at drill target stage. Among the larger expenditures planned is $6 million on the Read Lake project, which is adjacent to McArthur River in Saskatchewan.

ACQUISITION PROGRAM

We have a dedicated team looking for acquisition opportunities within the nuclear fuel cycle that could further add to our supply, support our sales activities, and complement and enhance our business in the nuclear industry. We will invest when an opportunity is available at the right time and the right price. We strive to pursue corporate development initiatives that will leave us and our shareholders in a fundamentally stronger position.

78    CAMECO CORPORATION

Fuel services – refining, conversion and fuel manufacturing

We control about 25% of world UF6 conversion capacity and are a supplier of natural UO2. Our focus is on cost-competitiveness and operational efficiency.

Our fuel services segment is strategically important because it helps support the growth of the uranium segment. Offering a range of products and services to customers helps us broaden our business relationships and expand our uranium market share.

Blind River Refinery Blind River is the world’s largest commercial uranium refinery, refining uranium concentrates from mines around the world into UO3.

Location	Ontario, Canada

Ownership	100%

End product	UO3

ISO certification	ISO 14001 certified

Licensed capacity	24.0 million kgU as UO3 per year (subject to the completion of certain equipment upgrades)

Estimated decommissioning cost	$39 million

2013 UPDATE

Production

Our Blind River refinery produced 14.2 million kgU of UO3 this year, enabling our conversion business to achieve its production targets.

MANAGING OUR RISKS

We manage the risks listed on pages 54 to 55.

2013 ANNUAL REPORT    79

Port Hope Conversion Services Port Hope is the only uranium conversion facility in Canada and a supplier of UO2 for Canadian-made CANDU reactors.

Location	Ontario, Canada

Ownership	100%

End product	UF6, UO2

ISO certification	ISO 14001 certified

Licensed capacity	12.5 million kgU as UF6 per year

Estimated decommissioning cost	2.8 million kgU as UO2 per year $102 million

Cameco Fuel Manufacturing Inc. (CFM)

CFM produces fuel bundles and reactor components for CANDU reactors.

Location	Ontario, Canada

Ownership	100%

End product	CANDU fuel bundles and components

ISO certification	ISO 9001 certified, ISO 14001 certified

Licensed capacity	1.2 million kgU as UO2 as finished bundles

Estimated decommissioning cost	$20 million

Springfields Fuels Ltd. (SFL)

SFL is the newest conversion facility in the world. We contract almost all of its capacity through a toll-processing agreement to 2016.

Location	Lancashire, UK

Toll-processing agreement	Annual conversion of 5.0 million kgU as UO3 to UF6

Licensed capacity	6.0 million kgU as UF6 per year

2013 UPDATE

Production

Fuel services produced 14.9 million kgU, slightly higher than our plan at the beginning of the year and 5% higher than 2012 when we reduced production in response to weak market conditions.

Labour relations

In July, unionized employees at our Port Hope conversion facility accepted new three-year collective agreements, which include a 6% wage increase over the term of the agreements.

Port Hope conversion facility cleanup and modernization (Vision in Motion, formerly Vision 2010)

In December 2012, we received a positive decision on the environmental assessment for the project from Canada’s Environment Minister. In 2013, we began the licensing process with the CNSC, which is required to advance the project. The process will continue in 2014.

80    CAMECO CORPORATION

Springfields toll milling agreement

Based on the current weak market for UF6 conversion, we do not anticipate an extension of our toll conversion contract with SFL beyond 2016. If market conditions improve over the next few years, we would consider resuming our discussions to extend the contract.

PLANNING FOR THE FUTURE

Production

We have decreased our production target for 2014 to between 13 million and 14 million kgU in response to weak market conditions.

MANAGING OUR RISKS

We also manage the risks listed on pages 54 to 55.

2013 ANNUAL REPORT    81

NUKEM GmbH

Offices	Alzenau, Germany (Headquarters, NUKEM GmbH) Connecticut, US (Subsidiary, NUKEM Inc.)

Ownership	100%

Activity	trading of uranium and uranium-related products

2013 sales	8.9 million pounds U3O8

2014 forecast sales	9.0 to 11.0 million pounds U3O8

BACKGROUND

In January 2013, we completed the acquisition of NUKEM, one of the world’s leading traders of uranium and uranium-related products. On closing, we paid €107 million ($140 million (US)) and assumed NUKEM’s net debt of about €84 million ($111 million (US)).

NUKEM has access to contracted volumes and inventories in diverse geographic locations as well as scope for opportunistic trading of uranium and uranium-related products. This enables NUKEM to provide a wide range of solutions to its customers that may fall outside the scope of typical uranium sourcing and selling arrangements. Its trading strategy is non-speculative and seeks to match quantities and pricing structures of its long-term supply and delivery contracts, minimizing exposure to commodity price fluctuations and locking in profit margins.

NUKEM’s main customers are commercial nuclear power plants using enriched uranium fuel, typically large utilities that are either government-owned, or large-scale utilities with multibillion-dollar market capitalizations and strong credit ratings. NUKEM also trades with converters, enrichers, other traders and investors. It has uranium and uranium-related products under contract until 2022.

NUKEM’s business model

NUKEM’s purchase contracts are with long-standing supply partners and its sales contracts are with blue-chip utilities which have strong credit ratings.

MANAGING OUR RISKS

NUKEM manages the risks associated with trading and brokering nuclear fuels and services. It participates in the uranium spot market making purchases to place material in higher price contracts. There are risks associated with these spot market purchases including the risk of losses. NUKEM is also subject to counterparty risk of suppliers not meeting their delivery commitments and purchasers not paying for the product delivered. If a counterparty defaults on a payment or other obligation or becomes insolvent, this could significantly affect NUKEM’s contribution to our earnings, cash flows, financial condition or results of operations.

82    CAMECO CORPORATION

Mineral reserves and resources

Our mineral reserves and resources are the foundation of our company and fundamental to our success.

We have interests in a number of uranium properties. The tables in this section show our estimates of the proven and probable reserves, measured and indicated resources and inferred resources at those properties. However, only three of the properties listed in those tables are material uranium properties for us: McArthur River and Inkai, which are being mined, and Cigar Lake, which is being developed.

We estimate and disclose mineral reserves and resources in five categories, using the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators. You can find out more about these categories at www.cim.org.

About mineral resources

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for economic extraction. They fall into three categories: measured, indicated and inferred. Our reported mineral resources are exclusive of mineral reserves.

•	Measured and indicated mineral resources can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support evaluation of the economic viability of the deposit.

•	measured resources: we can confirm geological and grade continuity to support production planning

•	indicated resources: we can reasonably assume geological and grade continuity to support mine planning

•	Inferred mineral resources are estimated using limited information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Our share of uranium in the mineral resource tables below is based on our respective ownership interests, except for Inkai which is based on our interest in potential production (57.5%), which differs from our ownership interest (60%). Mineral resources that are not mineral reserves have no demonstrated economic viability.

About mineral reserves

Mineral reserves are the economically mineable part of measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. They fall into two categories:

•	proven reserves: the economically mineable part of a measured resource for which a preliminary feasibility study demonstrates that economic extraction is justified

•	probable reserves: the economically mineable part of a measured and/or indicated resource for which a preliminary feasibility study demonstrates that economic extraction is justified

We use current geological models, an average uranium price of $63.75 (US) per pound U3O8, and current or projected operating costs and mine plans to estimate our mineral reserves, allowing for dilution and mining losses. We apply our standard data verification process for every estimate.

The price assumption is based on independent industry and analyst estimates of spot prices and the corresponding long-term prices and reflects our committed and uncommitted sales volumes. For committed sales volumes, the spot and term price assumptions were applied in accordance with the terms of the agreements. For uncommitted sales volumes, the same price assumptions were applied using a spot-to-term price ratio of 60:40.

Our share of uranium in the mineral reserves table below is based on our respective ownership interests, except for Inkai which is based on our interest in planned production (57.5%) assuming an annual production rate of 5.2 million pounds, which differs from our ownership interest (60%).

2013 ANNUAL REPORT    83

Changes this year

Our share of proven and probable mineral reserves went from 465 million pounds U3O8 at the end of 2012 to 443 million pounds at the end of 2013. The change in reserves was mainly the result of:

•	the mining, milling and leaching activities, which removed 24.6 million pounds from our mineral inventory

•	the upgrade of zone 1 at McArthur River from probable reserves to proven due to completion of detailed mining plans

•	the conversion of mineral reserves to resources at Gas Hills due to geological re-interpretation, re-estimation, and non demonstrated profitability

Measured and indicated mineral resources increased from 244 million pounds U3O8 at the end of 2012 to 391 million pounds at the end of 2013. Our share of inferred mineral resources is 289 million pounds U3O8.

The variance in resources was mainly the result of:

•	the addition of Yeelirrie mineral resources

•	the addition of indicated resources at Rabbit Lake from delineation drilling and conversion of inferred to indicated

•	the addition of indicated and inferred resources to Millennium from drilling

•	the conversion of mineral reserves to resources at Gas Hills

Qualified persons

The technical and scientific information discussed in this MD&A for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake

•	Alain G. Mainville, director, mineral resources management, Cameco

•	David Bronkhorst, vice-president, mining and technology, Cameco

•	Greg Murdock, mine manager, Rabbit Lake, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco

Cigar Lake

•	Alain G. Mainville, director, mineral resources management, Cameco

•	Eric Paulsen, chief metallurgist, technology group, Cameco

•	Scott Bishop, principal mine engineer, technology group, Cameco

Inkai

•	Alain G. Mainville, director, mineral resources management, Cameco

•	Ken Gullen, technical director, international, Cameco

•	Lawrence Reimann, manager, technical services, Cameco Resources

84    CAMECO CORPORATION

Important information about mineral reserve and resource estimates

Although we have carefully prepared and verified the mineral reserve and resource figures in this document, the figures are estimates, based in part on forward-looking information.

Estimates are based on our knowledge, mining experience, analysis of drilling results, the quality of available data and management’s best judgment. They are, however, imprecise by nature, may change over time, and include many variables and assumptions, including:

•	geological interpretation

•	extraction plans

•	commodity prices and currency exchange rates

•	recovery rates

•	operating and capital costs

There is no assurance that the indicated levels of uranium will be produced, and we may have to re-estimate our mineral reserves based on actual production experience. Changes in the price of uranium, production costs or recovery rates could make it unprofitable for us to operate or develop a particular site or sites for a period of time. See page 2 for information about forward-looking information.

Please see our mineral reserves and resources section of our annual information form for the specific assumptions, parameters and methods used for McArthur River, Inkai and Cigar Lake mineral reserve and resource estimates.

Important information for US investors

While the terms measured, indicated and inferred mineral resources are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission (SEC) does not recognize them. Under US standards, mineralization may not be classified as a ‘reserve’ unless it has been determined at the time of reporting that the mineralization could be economically and legally produced or extracted. US investors should not assume that:

•	any or all of a measured or indicated mineral resource will ever be converted into proven or probable mineral reserves

•	any or all of an inferred mineral resource exists or is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. Inferred resources have a great amount of uncertainty as to their existence and economic and legal feasibility.

The requirements of Canadian securities regulators for identification of ‘reserves’ are also not the same as those of the SEC, and mineral reserves reported by us in accordance with Canadian requirements may not qualify as reserves under SEC standards.

Other information concerning descriptions of mineralization, mineral reserves and resources may not be comparable to information made public by companies that comply with the SEC’s reporting and disclosure requirements for US domestic mining companies, including Industry Guide 7.

2013 ANNUAL REPORT    85

Mineral reserves

As at December 31, 2013 (100% basis—only the second last column shows our share)

Proven and probable

(tonnes in thousands; pounds in millions)

		PROVEN			PROBABLE			TOTAL MINERAL RESERVES
PROPERTY	MINING METHOD	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	CAMECO’S SHARE OF CONTENT (LBS U3O8)	METALLURGICAL RECOVERY (%)
McArthur River	UG	465.2	21.42	219.7	572.2	11.17	140.8	1,037.4	15.76	360.5	251.6	98.7
Cigar Lake	UG	233.6	22.31	114.9	303.5	15.22	101.8	537.1	18.30	216.7	108.4	98.5
Rabbit Lake	UG	43.0	0.29	0.3	1,599.1	0.57	20.0	1,642.1	0.56	20.3	20.3	97
Key Lake	OP	67.5	0.50	0.7				67.5	0.50	0.7	0.6	98.7
Inkai	ISR	1,947.1	0.08	3.6	57,742.6	0.07	84.0	59,689.7	0.07	87.6	50.4	85
Smith Ranch-Highland	ISR	1,100.8	0.10	2.5	1,498.3	0.08	2.7	2,599.1	0.09	5.2	5.2	80
North Butte-Brown Ranch	ISR	925.1	0.09	1.8	1,361.9	0.07	2.0	2,287.0	0.08	3.8	3.8	80
Crow Butte	ISR	928.6	0.11	2.3				928.6	0.11	2.3	2.3	85

Total		5,710.8	—	345.7	63,077.6	—	351.5	68,788.5	—	697.2	442.7

Notes

UG—underground

OP—open pit

ISR—in situ recovery

Estimates in the above table:

•	use an average uranium price of $63.75 (US)/lb U3O8

•	are based on an average exchange rate of $1.00 US=$1.05 Cdn

•	Totals may not add up due to rounding.

We do not expect these mineral reserve estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, marketing or other relevant issues.

METALLURGICAL RECOVERY

We report mineral reserves as the quantity of contained ore supporting our mining plans, and include an estimate of the metallurgical recovery for each uranium property. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying quantity of contained metal (content) by the planned metallurgical recovery percentage. Our share of uranium in the table above is before accounting for estimated metallurgical recovery.

86    CAMECO CORPORATION

Mineral resources

As at December 31, 2013 (100%—only the last column shows our share)

Measured and indicated

(tonnes in thousands; pounds in millions)

		MEASURED			INDICATED			TOTAL MEASURED AND INDICATED
PROPERTY	MINING METHOD	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	CAMECO’S SHARE (LBS U3O8)
McArthur River	UG	111.2	4.13	10.1	16.7	9.36	3.5	127.9	4.81	13.6	9.5
Cigar Lake	UG	18.9	1.68	0.7	25.5	2.71	1.5	44.4	2.27	2.2	1.1
Rabbit Lake	UG				1,152.6	0.80	20.2	1,152.6	0.80	20.2	20.2
Millennium	UG				1,442.6	2.39	75.9	1,442.6	2.39	75.9	53.0
Phoenix	UG				152.4	15.60	52.3	152.4	15.60	52.3	15.7
Tamarack	UG				183.8	4.42	17.9	183.8	4.42	17.9	10.3
Dawn Lake	OP, UG				347.0	1.69	12.9	347.0	1.69	12.9	7.4
Kintyre	OP				4,315.4	0.58	55.2	4,315.4	0.58	55.2	38.7
Yeelirrie	OP	24,013.5	0.17	92.4	12,626.5	0.13	34.9	36,640.0	0.16	127.3	127.3
Inkai	ISR				29,346.4	0.08	49.2	29,346.4	0.08	49.2	28.3
Smith Ranch-Highland	ISR	1,783.1	0.10	4.0	14,618.1	0.06	17.8	16,401.2	0.06	21.8	21.8
North Butte-Brown Ranch	ISR				7,245.7	0.07	10.8	7,245.7	0.07	10.8	10.8
Gas Hills-Peach	ISR	4,558.8	0.10	9.7	5,214.7	0.11	12.2	9,773.5	0.10	21.9	21.9
Crow Butte	ISR	1,133.1	0.24	6.0	1,354.9	0.29	8.6	2,488.0	0.27	14.6	14.6
Ruby Ranch	ISR				2,215.3	0.08	4.1	2,215.3	0.08	4.1	4.1
Ruth	ISR				1,080.5	0.09	2.1	1,080.5	0.09	2.1	2.1
Shirley Basin	ISR	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4

Total		31,707.8	—	123.2	82,976.4	—	383.3	114,684.2	—	506.5	391.2

2013 ANNUAL REPORT    87

Inferred

(tonnes in thousands; pounds in millions)

PROPERTY	MINING METHOD	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	CAMECO’S SHARE (LBS U3O8)
McArthur River	UG	350.7	7.38	57.1	39.9
Cigar Lake	UG	373.4	12.01	98.9	49.5
Rabbit Lake	UG	708.5	0.58	9.0	9.0
Millennium	UG	412.4	3.19	29.0	20.2
Phoenix	UG	11.6	29.80	7.6	2.3
Tamarack	UG	45.6	1.02	1.0	0.6
Kintyre	OP	950.2	0.46	9.6	6.7
Inkai	ISR	254,217.9	0.05	254.4	146.3
Smith Ranch-Highland	ISR	6,989.4	0.05	7.9	7.9
North Butte-Brown Ranch	ISR	594.3	0.06	0.8	0.8
Gas Hills-Peach	ISR	585.3	0.07	0.9	0.9
Crow Butte	ISR	1,135.2	0.12	2.9	2.9
Ruby Ranch	ISR	56.2	0.14	0.2	0.2
Ruth	ISR	210.9	0.08	0.4	0.4
Shirley Basin	ISR	508.0	0.10	1.1	1.1

Total		267,149.6	—	480.8	288.6

Notes

UG—underground

OP—open pit

ISR—in situ recovery

Mineral resources do not include amounts that have been identified as mineral reserves.

Mineral resources do not have demonstrated economic viability. Totals may not add up due to rounding.

88    CAMECO CORPORATION

Additional information

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

We believe the following critical accounting estimates reflect the more significant judgments used in the preparation of our financial statements.

DECOMMISSIONING AND RECLAMATION

We are required to estimate the cost of decommissioning and reclamation for each operation, but we normally do not incur these costs until an asset is nearing the end of its useful life. Regulatory requirements and decommissioning methods could change during that time, making our actual costs different from our estimates. A significant change in these costs or in our mineral reserves could have a material impact on our net earnings and financial position.

PROPERTY, PLANT AND EQUIPMENT

We depreciate property, plant and equipment primarily using the unit-of-production method, where the carrying value is reduced as resources are depleted. A change in our mineral reserves would change our depreciation expenses, and such a change could have a material impact on amounts charged to earnings.

We assess the carrying values of property, plant and equipment and goodwill every year, or more often if necessary. If we determine that we cannot recover the carrying value of an asset or goodwill, we write off the unrecoverable amount against current earnings. We base our assessment of recoverability on assumptions and judgments we make about future prices, production costs, our requirements for sustaining capital and our ability to economically recover mineral reserves. A material change in any of these assumptions could have a significant impact on the potential impairment of these assets.

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

TAXES

When we are preparing our financial statements, we estimate taxes in each jurisdiction we operate in, taking into consideration different tax rates, non-deductible expenses, valuation of deferred tax assets, changes in tax laws and our expectations for future results.

We base our estimates of deferred income taxes on temporary differences between the assets and liabilities we report in our financial statements, and the assets and liabilities determined by the tax laws in the various countries we operate in. We record deferred income taxes in our financial statements based on our estimated future cash flows, which includes estimates of non-deductible expenses. If these estimates are not accurate, there could be a material impact on our net earnings and financial position.

PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The carrying value of pensions, other post-retirement and other post-employment benefit obligations is based on actuarial valuations that are sensitive to assumptions concerning discount rates, wage increase rates, and other actuarial assumptions used. Changes in these assumptions could result in a material impact to the consolidated financial statements.

2013 ANNUAL REPORT    89

Controls and procedures

We have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2013, as required by the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.

Management, including our CEO and our CFO, supervised and participated in the evaluation, and concluded that our disclosure controls and procedures are effective to provide a reasonable level of assurance that the information we are required to disclose in reports we file or submit under securities laws is recorded, processed, summarized and reported accurately, and within the time periods specified. It should be noted that, while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, including our CEO and our CFO, is responsible for establishing and maintaining internal control over financial reporting and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013. We have not made any change to our internal control over financial reporting during the 2013 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Amended and restated Bylaws

Our board has approved amended and restated bylaws for the corporation, which are now in effect, to replace bylaws approved in October 2013. Our shareholders will be asked to approve these bylaws at our 2014 annual and special meeting of shareholders. The amended and restated bylaws reflect our current practices and recommended best practices, and include an advance notice bylaw. The amended and restated bylaws will be available on our website, SEDAR and EDGAR.

The advance notice bylaw provides a transparent, structured and fair process for nominating directors under which all shareholders, whether voting by proxy or attending a meeting to elect directors, are made aware of potential proxy contests in advance of the meeting. Among other things, the advance notice bylaw fixes a deadline of not less than 30 days and not more than 65 days before a meeting of shareholders by which nominations for directors must be submitted to the corporation. We believe our shareholders should be given sufficient information and time to make appropriate decisions on the election of board representatives.

New standards and interpretations not yet adopted

A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing the consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for our accounting periods beginning on or after January 1, 2014, unless otherwise noted.

FINANCIAL INSTRUMENTS

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. We do not intend to early adopt IFRS 9 in our financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

90    CAMECO CORPORATION

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32). The amendment is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. We intend to adopt the amendments to IAS 32 in our financial statements for the annual period beginning January 1, 2014 and we do not expect the amendments to have a material impact on our financial statements.

LEVIES

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. We intend to adopt IFRIC 21 in our financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

DISCLOSURE OF RECOVERABLE AMOUNTS

In May 2013, the IASB issued amendments to IAS 36—Impairment of Assets (IAS 36). The amendments in IAS 36 are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The amendments reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. We intend to adopt the amendments to IAS 36 in our financial statements for the annual period beginning January 1, 2014. As the amendments impact certain disclosure requirements only, we do not expect the amendments to have a material impact on our financial statements.

2013 ANNUAL REPORT    91

Cameco Corporation

2013 consolidated financial statements

February 7, 2014

92    CAMECO CORPORATION

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2013.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and the management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 7, 2014	February 7, 2014

2013 ANNUAL REPORT    93

Independent auditors’ report

To the Shareholders and Board of Directors of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012 and January 1, 2012, the consolidated statements of earnings, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2013, December 31, 2012 and January 1, 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative information

Without modifying our opinion, we draw attention to Note 3 to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2012, has been revised and that the comparative information presented as at January 1, 2012 has been derived from the consolidated financial statements as at and for the year ended December 31, 2011.

Original signed by KPMG LLP

Chartered Accountants

February 7, 2014

Saskatoon, Canada

94    CAMECO CORPORATION

Consolidated statements of earnings

	(Revised - note 3)
For the years ended December 31	Note	2013	2012
($Cdn thousands, except per share amounts)
Revenue from products and services		$2,438,723	$1,890,660
Cost of products and services sold		1,549,238	1,133,263
Depreciation and amortization		282,756	217,381

Cost of sales		1,831,994	1,350,644

Gross profit		606,729	540,016
Administration		184,976	180,900
Impairment charges	9	70,159	168,000
Exploration		72,833	97,260
Research and development		7,302	9,301
Loss (gain) on sale of assets		6,766	(1,660)

Earnings from operations		264,693	86,215
Finance costs	20	(62,121)	(67,654)
Gains (losses) on derivatives	27	(61,970)	41,416
Finance income		6,967	13,934
Share of earnings from BPLP	12	109,553	157,846
Share of loss from equity-accounted investees	12	(10,867)	(5,896)
Other expense	21	(18,326)	(24,746)

Earnings before income taxes		227,929	201,115
Income tax recovery	22	(89,758)	(50,641)

Net earnings		$317,687	$251,756

Net earnings (loss) attributable to:
Equity holders		$318,495	$253,309
Non-controlling interest		(808)	(1,553)

Net earnings		$317,687	$251,756

Earnings per common share attributable to equity holders
Basic	23	$0.81	$0.64

Diluted	23	$0.81	$0.64

See accompanying notes to consolidated financial statements.

2013 ANNUAL REPORT    95

Consolidated statements of comprehensive income

	(Revised - note 3)
For the years ended December 31	Note	2013	2012
($Cdn thousands)
Net earnings		$317,687	$251,756
Other comprehensive income (loss), net of taxes	22
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability		1,870	181
Remeasurements of defined benefit liability—equity-accounted investees		239,915	(54,794)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(10,792)	(23,287)
Gains on derivatives designated as cash flow hedges—equity-accounted investees		190	3,982
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees		(3,982)	(19,450)
Unrealized gains (losses) on available-for-sale assets		28	(19)
Gains on available-for-sale assets transferred to net earnings		—	(129)

Other comprehensive income (loss), net of taxes		227,229	(93,516)

Total comprehensive income		$544,916	$158,240

Other comprehensive income (loss) attributable to:
Equity holders		$227,157	$(93,396)
Non-controlling interest		72	(120)

Other comprehensive income (loss) for the period		$227,229	$(93,516)

Total comprehensive income (loss) attributable to:
Equity holders		$545,652	$159,913
Non-controlling interest		(736)	(1,673)

Total comprehensive income for the period		$544,916	$158,240

See accompanying notes to consolidated financial statements.

96    CAMECO CORPORATION

Consolidated statements of financial position

	(Revised - note 3)			(Revised - note 3)
As at December 31	Note	2013	2012	Jan 1/12
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents		$229,135	$749,499	$395,552
Short-term investments		—	49,535	804,141
Accounts receivable	7	431,375	404,040	516,663
Current tax assets		2,598	9,404	17,988
Inventories	8	913,315	563,578	493,875
Supplies and prepaid expenses		177,632	110,777	114,182
Current portion of long-term receivables, investments and other	11	3,775	22,807	14,088

Total current assets		1,757,830	1,909,640	2,356,489

Property, plant and equipment	9	5,040,993	4,817,150	3,907,655
Goodwill and intangible assets	10	194,031	93,101	97,728
Long-term receivables, investments and other	11	287,548	211,358	188,718
Investments in equity-accounted investees	12	492,712	205,889	224,148
Deferred tax assets	22	266,203	193,916	82,223

Total non-current assets		6,281,487	5,521,414	4,500,472

Total assets		$8,039,317	$7,431,054	$6,856,961

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft	14	$41,226	$—	$—
Accounts payable and accrued liabilities	13	437,941	387,653	355,634
Current tax liabilities		54,708	36,600	39,330
Short-term debt	14	50,230	67,090	79,186
Dividends payable		39,548	39,535	39,475
Current portion of other liabilities	16	60,685	13,028	32,508
Current portion of provisions	17	20,213	18,830	14,857

Total current liabilities		704,551	562,736	560,990

Long-term debt	15	1,293,383	1,292,440	795,145
Other liabilities	16	79,380	77,517	52,308
Provisions	17	570,700	550,624	519,625
Deferred tax liabilities	22	41,909	5,773	8,165

Total non-current liabilities		1,985,372	1,926,354	1,375,243

Shareholders’ equity
Share capital		1,854,671	1,851,507	1,842,289
Contributed surplus		186,382	168,952	155,757
Retained earnings		3,314,049	2,913,134	2,872,565
Other components of equity		(6,837)	7,791	46,574

Total shareholders’ equity attributable to equity holders		5,348,265	4,941,384	4,917,185
Non-controlling interest		1,129	580	3,543

Total shareholders’ equity		5,349,394	4,941,964	4,920,728

Total liabilities and shareholders’ equity		$8,039,317	$7,431,054	$6,856,961

Commitments and contingencies [notes 17, 22]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Tim S. Gitzel and John H. Clappison

2013 ANNUAL REPORT    97

Consolidated statements of changes in equity

	(Revised - note 3)
	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available-for- sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964
Net earnings (loss)	—	—	318,495	—	—	—	318,495	(808)	317,687
Other comprehensive income	—	—	241,785	(10,864)	(3,792)	28	227,157	72	227,229

Total comprehensive income for the year	—	—	560,280	(10,864)	(3,792)	28	545,652	(736)	544,916

Share-based compensation	—	19,008	—	—	—	—	19,008	—	19,008
Share options exercised	3,164	(1,578)	—	—	—	—	1,586	—	1,586
Dividends	—	—	(158,177)	—	—	—	(158,177)	—	(158,177)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	—	—	—	97	97
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at December 31, 2013	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394

Balance at January 1, 2012	$1,842,289	$155,757	$2,872,565	$26,866	$19,560	$148	$4,917,185	$3,543	$4,920,728
Net earnings (loss)	—	—	253,309	—	—	—	253,309	(1,553)	251,756
Other comprehensive loss	—	—	(54,613)	(23,167)	(15,468)	(148)	(93,396)	(120)	(93,516)

Total comprehensive income for the year	—	—	198,696	(23,167)	(15,468)	(148)	159,913	(1,673)	158,240

Share-based compensation	—	17,550	—	—	—	—	17,550	—	17,550
Share options exercised	9,218	(4,355)	—	—	—	—	4,863	—	4,863
Dividends	—	—	(158,127)	—	—	—	(158,127)	—	(158,127)
Change in ownership interest in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at December 31, 2012	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964

See accompanying notes to consolidated financial statements.

98    CAMECO CORPORATION

Consolidated statements of cash flows

	(Revised - note 3)
For the years ended December 31	Note	2013	2012
($Cdn thousands)
Operating activities
Net earnings		$317,687	$251,756
Adjustments for:
Depreciation and amortization		282,756	217,381
Deferred charges		48,041	(2,910)
Unrealized losses (gains) on derivatives		39,059	(24,117)
Share-based compensation	25	19,008	17,550
Loss (gain) on sale of assets		6,766	(1,660)
Finance costs	20	62,121	67,654
Finance income		(6,967)	(13,934)
Share of earnings from BPLP		(109,553)	(157,846)
Share of loss from equity-accounted investees	12	10,867	5,896
Impairment charge on non-producing property	9	70,159	168,000
Other expense (income)	21	18,326	(4,796)
Income tax recovery	22	(89,758)	(50,641)
Interest received		6,089	15,517
Income taxes paid		(107,350)	(54,475)
Income taxes refunded		10,993	18,569
BPLP net distributions		91,166	114,392
Other operating items	24	(139,526)	13,116

Net cash provided by operations		529,884	579,452

Investing activities
Additions to property, plant and equipment	9	(645,651)	(671,530)
Acquisitions, net of cash	6	(133,924)	(576,408)
Repayment of debt acquired on acquisition of business		(118,068)	—
Decrease in short-term investments		49,535	754,434
Increase in long-term receivables, investments and other		(6,373)	(26,145)
Proceeds from sale of property, plant and equipment		67	3,315

Net cash used in investing		(854,414)	(516,334)

Financing activities
Increase in debt		14,655	521,570
Decrease in debt		(33,114)	(35,629)
Interest paid		(65,908)	(43,521)
Proceeds from issuance of shares, stock option plan		2,475	7,033
Dividends paid		(158,165)	(158,066)

Net cash provided by (used in) financing		(240,057)	291,387

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the year		(564,587)	354,505
Exchange rate changes on foreign currency cash balances		2,997	(558)
Cash and cash equivalents net of bank overdraft, beginning of year		749,499	395,552

Cash and cash equivalents net of bank overdraft at end of year		$187,909	$749,499

Cash and cash equivalents is comprised of:
Cash		$59,183	$204,369
Cash equivalents		169,952	545,130

Cash and cash equivalents		$229,135	$749,499
Bank overdraft		(41,226)	—

Cash and cash equivalents and bank overdraft		$187,909	$749,499

See accompanying notes to consolidated financial statements.

2013 ANNUAL REPORT    99

Notes to consolidated financial statements

For the years ended December 31, 2013 and 2012

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2013 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 7, 2014.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars and amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss

Non-derivative financial instruments at fair value through profit and loss

Available-for-sale financial assets

Liabilities for cash-settled share-based payment arrangements

Fair value Fair value Fair value Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

100    CAMECO CORPORATION

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates and joint ventures.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

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iv. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

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When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

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iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land Buildings Plant and equipment Furniture and fixtures Other	Not depreciated 15 - 25 years 3 - 15 years 3 - 10 years 3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period. Nuclear generating plants, which are leased assets, are depreciated according to the straight-line method based on the shorter of useful life and remaining lease term.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters commercial production or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

K. Finance income and finance costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as part of finance costs.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Financial assets not classified as at fair value through profit and loss are assessed at each reporting date to determine whether there is objective evidence of impairment. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed through earnings, otherwise, it is reversed through other comprehensive income. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

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The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

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The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

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For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

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Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

Electricity sales

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

i. Non-derivative financial assets and financial liabilities

At initial recognition, Cameco classifies each of its financial assets and financial liabilities into one of the following categories:

Fair value through profit or loss

A financial asset or liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Cameco classifies a financial instrument as held-for-trading if it was acquired principally for the purpose of selling or repurchasing in the near term, or if it is part of a portfolio with evidence of a recent pattern of short-term profit taking. Directly attributable transaction costs are recognized in earnings as incurred. These financial assets and financial liabilities are measured at fair value, with any gains or losses on revaluation being recognized in earnings.

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Held-to-maturity

Held-to-maturity investments are financial assets that an entity has the intention and ability to hold until maturity, provide fixed or determinable payments and contain a fixed maturity date. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets that provide fixed or determinable payments and are not quoted in an active market. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Available-for-sale assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories. These assets are measured at fair value plus any directly attributable transaction costs with any gains or losses on re-measurement recognized in other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the asset is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

Other financial liabilities

This category consists of all non-derivative financial liabilities that do not meet the definition of held-for-trading liabilities, and that have not been designated as liabilities at fair value through profit or loss. These liabilities are initially recognized at fair value less any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method.

ii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Through its investment in BPLP, the Company also holds commodity instruments to reduce exposure to fluctuations in commodity prices. Except for those designated as hedging instruments, all derivative financial instruments are recorded at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation.

At the inception of a hedging relationship, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in earnings.

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Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the ‘host instrument’). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments.

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To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2013, Cameco adopted the following new standards as issued by the International Accounting Standards Board in accordance with the transitional provisions:

i. Subsidiaries

IFRS 10 Consolidated Financial Statements (IFRS 10) introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances. In accordance with IFRS 10, Cameco re-assessed the control conclusion for its investees at January 1, 2013. There were no changes to the control conclusion for Cameco’s investees.

ii. Joint arrangements

Under IFRS 11 Joint Arrangements (IFRS 11), Cameco classifies its interests in joint arrangements as either joint operations or joint ventures depending on the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the main determinant of classification.

In accordance with IFRS 11, Cameco has re-evaluated its involvement in joint arrangements at January 1, 2013. As a result, the Company has changed its classification conclusion with respect to its investment in BPLP. BPLP has control over its own assets, liabilities, revenues, and expenses, and because Cameco is entitled to a share of the profits or losses from BPLP’s operations, Cameco has determined that its investment in BPLP should be classified as a joint venture. Accordingly, Cameco applied equity accounting to the investment commencing on January 1, 2013. Previously, the investee was accounted for as a jointly controlled entity using the proportionate consolidation method. Prior period financial statements have been revised to reflect the retrospective adoption of IFRS 11.

iii. Disclosure of interests in other entities

As a result of IFRS 12 Disclosure of Interests in Other Entities, Cameco has expanded its disclosures about its interests in equity-accounted investees (note 12).

iv. Financial assets and financial liabilities

Cameco did not have any new disclosure as a result of adopting IFRS 7 Financial Instruments: Disclosures, as the changes to the standard involved instruments that Cameco does not currently hold.

v. Fair value measurement

IFRS 13 Fair Value Measurement (IFRS 13) establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, Cameco has included additional disclosures in this regard (see notes 4 and 27).

In accordance with the transitional provisions of IFRS 13, Cameco has applied the new fair value measurement guidelines prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of Cameco’s assets and liabilities.

112    CAMECO CORPORATION

vi. Employee benefits

Revised IAS 19 Employee Benefits (IAS 19R) has accelerated the recognition of past service costs and replaced interest cost and expected return on plan assets with a measure of net interest on the defined benefit asset or liability. In addition, IAS 19R has resulted in a change in the accounting for both plan administration costs and assets earning no return in refundable tax accounts. These revisions have resulted in adjustments to both Cameco and BPLP’s defined benefit obligation balances as at January 1, 2012 and December 31, 2012. There are also expanded disclosure requirements in IAS 19R.

vii. Presentation of other comprehensive income

As a result of amendments to IAS 1 Presentation of Financial Statements, Cameco has modified the presentation of items of other comprehensive income in its statements of other comprehensive income, to present separately items that may be reclassified to earnings from those that will never be. Comparative information has been revised accordingly.

The following tables summarize the adjustments made to Cameco’s consolidated statements of earnings for the year ended December 31, 2012 and to its consolidated statements of financial position at January 1, 2012 and December 31, 2012, as a result of retrospectively adopting IFRS 11 and IFRS 19R:

Consolidated statement of earnings	Year ended Dec 31/12
Net earnings as previously reported	$264,583
Adjustments to:
Revenue from products and services	(430,811)
Cost of products and services sold	171,515
Depreciation and amortization	76,048
Administration	348
Exploration	(91)
Finance costs	12,695
Gains on derivatives	2,060
Finance income	(6,811)
Earnings from BPLP	157,846
Share of loss from equity-accounted investees	109
Income tax recovery	4,265

Net earnings as restated	$251,756

Restated net earnings attributable to:
Equity holders	$253,309
Non-controlling interest	(1,553)

$251,756

Year ended
Consolidated statement of comprehensive income	Dec 31/12
Other comprehensive loss as previously reported	$(106,448)
Remeasurements of defined benefit liability - equity-accounted investees	12,932

Other comprehensive loss as restated	$(93,516)

Restated other comprehensive loss attributable to:
Equity holders	$(93,396)
Non-controlling interest	(120)

$(93,516)

2013 ANNUAL REPORT    113

Consolidated statements of financial position	Dec 31/12	Jan 1/12
Equity as previously reported	$4,944,267	$4,923,136
Adjustments to:
Cash and cash equivalents	(325)	(2,532)
Accounts receivable	(142,460)	(95,152)
Supplies and prepaid expenses	(78,644)	(67,855)
Current portion of long-term receivables, investments and other	(23,452)	(48,345)
Property, plant and equipment	(433,175)	(443,063)
Long-term receivables, investments and other	(100,080)	(107,195)
Investments in equity-accounted investees	(6,633)	3,922
Accounts payable and accrued liabilities	81,123	99,865
Short-term debt	39,500	18,644
Current portion of finance lease obligation	16,337	14,852
Current portion of other liabilities	8,116	17,987
Finance lease obligation	114,676	130,982
Other liabilities	521,911	474,651
Deferred tax liabilities	803	831

Equity as restated	$4,941,964	$4,920,728

Restated equity attributable to:
Equity holders	$4,941,384	$4,917,185
Non-controlling interest	580	3,543

	$4,941,964	$4,920,728

The adjustments to earnings relating to the new and amended standards resulted in a three cent decrease in both basic and diluted earnings per share for the year ended December 31, 2012.

B. New standards and interpretations not yet adopted

A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2014, unless otherwise noted.

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. Cameco does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

114    CAMECO CORPORATION

ii. Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32). The amendment is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

iii. Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

iv. Disclosure of recoverable amounts

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36). The amendments in IAS 36 are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The amendments reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Cameco intends to adopt the amendments to IAS 36 in its financial statements for the annual period beginning January 1, 2014. As the amendments impact certain disclosure requirements only, the Company does not expect the amendments to have a material impact on its financial statements.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

2013 ANNUAL REPORT    115

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 9 – Property, plant and equipment

Note 12 – Equity-accounted investees

Note 25 – Share-based compensation plans

Note 27 – Financial instruments and risk management

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

116    CAMECO CORPORATION

D. Deferred income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

F. Pension, other post-retirement and other post-employment benefits

The carrying value of pensions, other post-retirement and other post-employment benefit obligations is based on actuarial valuations that are sensitive to assumptions concerning discount rates, wage increase rates, and other actuarial assumptions used. Changes in these assumptions could result in a material impact to the consolidated financial statements.

G. Purchase price allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

6. Acquisitions

A. NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International (Advent) and other shareholders, through the purchase of all the outstanding shares for cash consideration of €107,149,000 ($140,494,000 (US)), plus additional consideration of €6,075,000 ($7,808,000 (US)). This additional consideration represents a share of NUKEM’s 2012 earnings under the terms of the agreement. Based on an amending agreement entered into during the year, no further earn-out payments will be made.

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM have been consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

2013 ANNUAL REPORT    117

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

Cash	$140,494
Additional consideration	7,808

Total	$148,302

The fair value of the acquired accounts receivable approximates its carrying value due to the short-term nature of the balance. None of the accounts receivable were impaired and the amounts were fully collected.

Intangible assets include the fair value of the purchase and sales contracts that NUKEM was a party to as at January 9, 2013.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not deductible for income tax purposes. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

Since the effective date of the transaction was January 9, 2013, the consolidated revenue and net earnings for the year is not materially different than what would be reported if the business combination had occurred at the beginning of the year.

Acquisition costs of $3,800,000 have been expensed and included in administration expense in the 2012 consolidated statements of earnings. In addition, an advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the year ended December 31, 2013.

As at December 31, 2013, NUKEM had the following commitments (in USD) to purchase uranium and fuel services products:

2014	2015	2016	2017	2018	Thereafter	Total
$177,186	175,602	245,770	38,420	38,420	153,681	$829,079

B. Yeelirrie

On December 18, 2012, a wholly owned Cameco subsidiary acquired a 100% interest in the Yeelirrie uranium project in Western Australia from BHP Billiton for a total cost of $453,900,000 (US). Included in the purchase price is $1,500,000 (US) in transaction costs and a $22,000,000 (US) stamp duty payable to the government of Western Australia. Yeelirrie is one of Australia’s largest undeveloped uranium deposits and is located about 650 kilometres northeast of Perth and about 750 kilometres south of Cameco’s Kintyre exploration project. The acquisition was financed by existing cash balances and substantially all of the purchase price was assigned to exploration and evaluation assets included in property, plant and equipment.

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C. Millennium

On June 11, 2012, Cameco acquired a 27.94% interest in the Millennium project from AREVA Resources Canada Inc. (AREVA) for $150,840,000, increasing its ownership to 69.9%. The remaining 30.1% is owned by JCU (Canada) Exploration Co. The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan. The terms of the purchase agreement provide AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63,000,000 pounds U3O8 from this project. The acquisition was financed by existing cash balances and the purchase price was assigned to exploration and evaluation assets included in property, plant and equipment.

7. Accounts receivable

	(Revised - note 3)
	2013	2012
Trade receivables	$391,749	$346,668
Receivables due from related parties [note 32]	13,400	33,932
HST/VAT receivables	15,344	14,169
Other receivables	10,882	9,271

Total	$431,375	$404,040

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding harmonized sales tax (HST)/value added tax (VAT) receivables is disclosed in note 27.

8. Inventories

	2013	2012
Uranium
Concentrate	$550,305	$407,067
Broken ore	4,572	22,537

	554,877	429,604
NUKEM	208,217	—
Fuel services	150,221	133,974

Total	$913,315	$563,578

Cameco expensed $1,690,000,000 of inventory as cost of sales during 2013 (2012—$1,159,500,000). Included in cost of sales is a $14,000,000 write-down of NUKEM inventory which Cameco recorded during the year to reflect net realizable value.

2013 ANNUAL REPORT    119

9. Property, plant and equipment

At December 31, 2013
	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,722,059	$1,663,769	$89,868	$1,679,571	$1,126,254	$7,281,521
Acquisitions [note 6]	—	1,070	—	—	—	1,070
Additions	56,857	18,299	485	528,547	9,131	613,319
Transfers	161,042	141,018	6,929	(308,989)	—	—
Disposals	(1,467)	(14,294)	(578)	—	(131)	(16,470)
Effect of movements in exchange rates	33,403	9,749	516	5,271	(49,390)	(451)

End of year	2,971,894	1,819,611	97,220	1,904,400	1,085,864	7,878,989

Accumulated depreciation and impairment
Beginning of year	1,305,639	918,829	71,903	—	168,000	2,464,371
Depreciation charge	169,561	105,101	9,531	—	258	284,451
Transfers	(185)	692	(507)	—	—	—
Disposals	(378)	(9,104)	(155)	—	—	(9,637)
Impairment charge (a)	28	344	—	70,159	7,160	77,691
Effect of movements in exchange rates	17,016	3,667	444	—	(7)	21,120

End of year	1,491,681	1,019,529	81,216	70,159	175,411	2,837,996

Net book value at December 31, 2013	$1,480,213	$800,082	$16,004	$1,834,241	$910,453	$5,040,993

At December 31, 2012	(Revised - note 3)
	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,518,918	$1,471,739	$78,981	$1,419,464	$513,664	$6,002,766
Acquisitions [note 6]	—	—	—	—	598,407	598,407
Additions	97,481	21,215	1,271	577,743	19,416	717,126
Transfers	117,648	187,105	9,800	(314,553)	—	—
Disposals	(2,281)	(13,180)	(3)	—	—	(15,464)
Effect of movements in exchange rates	(9,707)	(3,110)	(181)	(3,083)	(5,233)	(21,314)

End of year	2,722,059	1,663,769	89,868	1,679,571	1,126,254	7,281,521

Accumulated depreciation and impairment
Beginning of year	1,179,652	852,217	63,242	—	—	2,095,111
Depreciation charge	131,207	80,107	8,785	—	—	220,099
Disposals	(1,251)	(12,554)	(4)	—	—	(13,809)
Impairment charge (b)	—	—	—	—	168,000	168,000
Effect of movements in exchange rates	(3,969)	(941)	(120)	—	—	(5,030)

End of year	1,305,639	918,829	71,903	—	168,000	2,464,371

Net book value at December 31, 2012	$1,416,420	$744,940	$17,965	$1,679,571	$958,254	$4,817,150

120    CAMECO CORPORATION

(a)	During 2013, Cameco recognized a $70,159,000 impairment charge relating to its agreement with Talvivaara Mining Company Plc. to purchase uranium produced at the Sotkamo nickel-zinc mine in Finland. The impairment charge represents the full amount of Cameco’s investment which was used to cover construction costs with the amount to be repaid through deliveries of uranium concentrate. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell. Due to Talvivaara’s weak financial position and application to the Finnish government to undergo a corporate restructuring, as an unsecured creditor Cameco determined the fair value less costs to sell to be nil and as such recognized an impairment charge for the full amount of the asset.
(b)	In 2012, Cameco recognized a $168,000,000 impairment charge relating to Kintyre, its advanced uranium exploration project in Australia. Due to the weakening of the uranium market since the asset was purchased in 2008, no increase to the mineral resource estimate in 2012 and the decision not to proceed with the detailed feasibility study, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell based on the implied fair value of the resources in place using comparable market transaction metrics.

10. Goodwill and intangible assets

A. Reconciliation of carrying amount

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$—	$—	$118,819	$8,697	$127,516
Additions [note 6]	87,460	86,627	—	—	174,087
Effect of movements in exchange rates	6,538	6,475	—	601	13,614

End of year	93,998	93,102	118,819	9,298	315,217

Accumulated amortization
Beginning of year	—	—	33,694	721	34,415
Amortization charge	—	79,609	3,246	494	83,349
Effect of movements in exchange rates	—	3,351	—	71	3,422

End of year	—	82,960	36,940	1,286	121,186

Net book value at December 31, 2013	$93,998	$10,142	$81,879	$8,012	$194,031

			Intellectual property	Patents	Total
Cost
Beginning of year			$118,819	$8,890	$127,709
Effect of movements in exchange rates			—	(193)	(193)

End of year			118,819	8,697	127,516

Accumulated amortization
Beginning of year			29,735	246	29,981
Amortization charge			3,959	484	4,443
Effect of movements in exchange rates			—	(9)	(9)

End of year			33,694	721	34,415

Net book value at December 31, 2012			$85,125	$7,976	$93,101

2013 ANNUAL REPORT    121

B. Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing (CFM), patents acquired with UFP Investments LLC (UFP) and purchase and sale contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. The NUKEM purchase and sale contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of sales as inventory is sold. Sale contracts are amortized to revenue. The approximate amount of pre-tax earnings (in USD) relating to the amortization of the fair value allocated to the NUKEM contracts is as follows:

2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
$(694)	1,933	2,897	994	1,091	975	871	777	692	$9,536

C. Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered a CGU.

The recoverable amount of NUKEM was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing use of the CGU. The estimated recoverable amount of NUKEM exceeded its carrying amount by approximately $70,500,000 (US) and therefore no impairment loss was recognized.

Five years of cash flows were included in the discounted cash flow model. Any cash flows expected to be generated beyond the initial five-year period were extrapolated using a terminal value growth rate. The projected cash flows included in the calculation were based upon NUKEM’s approved financial forecasts and strategic plan, which incorporate NUKEM’s current contract portfolio as well as management’s expectations regarding future business activity. The key assumptions used in the estimation of the value in use were as follows:

2013
Discount rate (pre-tax)	11.6%
Discount rate (post-tax)	8.8%
Terminal value growth rate	2.5%

The discount rate was determined based on NUKEM’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal, post-tax figure. The terminal value growth rate was determined based on management’s expected average annual long-term growth in the uranium industry. The rate represents a nominal figure, and it is consistent with forecast economic growth rates observed in the market.

Other key assumptions include uranium price forecasts and perpetual cash flows. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s experience and industry expertise. These prices are consistent with expected long-term prices observed in the market. Perpetual cash flows have been determined based on management’s expectation of future business activity.

Cameco has validated the results of the value in use calculation by performing sensitivity tests on its key assumptions. Holding all other variable constant, the decreases in recoverable amount created by marginal changes in each of the key assumptions are as follows:

122    CAMECO CORPORATION

	Change in assumption	Amount of decrease
Discount rate	1% increase	$19,344
Terminal value growth rate	1% decrease	12,847
Uranium prices	$1/lb decrease	4,220
Perpetual annual cash flow	$1 Million (US) decrease	11,331

As a result of these tests, the Company believes that any reasonably possible changes in the key assumptions would not result in NUKEM’s carrying amount exceeding its recoverable amount.

11. Long-term receivables, investments and other

	(Revised - note 3)
	2013	2012
Investments in equity securities	$22,805	$20,599
Derivatives [note 27]	7,391	22,453
Advances receivable from JV Inkai LLP [note 32]	95,319	87,264
Investment tax credits	82,177	69,690
Amounts receivable related to tax dispute [note 22]	59,475	13,400
Other	24,156	20,759

	291,323	234,165
Less current portion	(3,775)	(22,807)

Net	$287,548	$211,358

12. Equity-accounted investees

	(Revised - note 3)
	2013	2012
Interest in BPLP [note 16]	$294,537	$—
Interest in GLE	185,162	185,698
Interests in other associates	7,104	16,793
Interests in other joint ventures	5,909	3,398

	$492,712	$205,889

A. Joint ventures

i. Interest in BPLP (note 33)

BPLP operates four nuclear reactors at the Bruce B electricity-generating station in southern Ontario. Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. BPLP is a joint venture and Cameco accounts for it under the equity method of accounting.

2013 ANNUAL REPORT    123

The following table summarizes the financial information of BPLP (100%):

	2013	2012
Cash and cash equivalents	$22,700	$1,500
Other current assets	686,700	821,700
Non-current assets	1,537,800	1,557,700
Current liabilities	(391,200)	(493,000)
Non-current liabilities	(1,029,500)	(2,141,000)

Net assets (liabilities)	$826,500	$(253,100)

	2013	2012
Revenue from products and services	$1,369,800	$1,487,400
Cost of products and services sold	(776,500)	(724,200)
Depreciation and amortization	(223,800)	(220,500)
Finance income	18,800	20,400
Finance costs	(27,000)	(46,800)

Earnings before income taxes	$361,300	$516,300

Cameco’s share	114,171	163,151
Adjustments (i)	(4,618)	(5,305)

Cameco’s share of earnings before taxes	$109,553	$157,846

(i)	In addition to its proportionate share of earnings from BPLP, Cameco records certain consolidating adjustments to amortize fair values assigned to assets and liabilities at the time of acquisition.

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in BPLP:

	2013	2012
Cameco’s share of net assets	$261,174	$(79,980)
Proprietary assets and other adjustments	33,363	39,447

Carrying amount in the statement of financial position	$294,537	$(40,533)

Beginning of the year	$(40,533)	$10,600
Share of earnings	114,171	163,151
Share of comprehensive income (loss)	314,831	(93,694)
Net distributions received	(91,166)	(114,392)
Proprietary adjustments	(2,766)	(6,198)

Carrying amount in the statement of financial position	$294,537	$(40,533)

(a)	During the year, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (BPC) and TransCanada Pipelines Limited (TransCanada) (collectively, the Consortium), signed an agreement with BE confirming the amount of the damages paid to the Consortium in connection with the claim against British Energy Limited and British Energy International Holdings Limited (collectively, BE) on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP.

124    CAMECO CORPORATION

In connection with this arbitration, BE had issued on February 10, 2006 and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs pre and post judgement interest amongst other things. As part of the settlement noted above, BE is effectively discontinuing their action against BPLP.

(b)	Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent. During 2013, BPLP recognized an amount receivable of $79,000,000 and a related reduction to lease expense, with Cameco’s share being $25,000,000.
(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the financial assurance of termination payments to OPG pursuant to the lease agreement of $58,300,000 with a term to 2018. The fair value of this guarantee is nominal.
(d)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. On April 3, 2013, BPLP and the OPA reached an agreement to amend the supply contract to extend the floor price from the original end of life dates from between 2016 and 2019 to between 2019 and 2020. During 2013, BPLP recorded as revenue $698,300,000 (2012—$773,300,000) under this agreement, with Cameco’s share being $220,700,000 (2012—$244,400,000).

ii. Other joint ventures

Cameco has a number of individually immaterial joint ventures. The following table summarizes, in aggregate, the carrying amount and share of earnings and other comprehensive income of these joint ventures:

	2013	2012
Carrying amount of joint ventures	$5,909	$3,398
Share of earnings from operations and comprehensive income	$3,241	$388

B. Associates

i. GE-Hitachi Global Laser Enrichment LLC (GLE)

GLE primarily operates in North Carolina and is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. Cameco owns a 24% interest in GLE and accounts for it under the equity method of accounting.

2013 ANNUAL REPORT    125

The following table summarizes the financial information of GLE:

	2013	2012
Current assets	$526	$492
Non-current assets	206,107	244,330
Current liabilities	(5,280)	(4,939)

Net assets (100%)	$201,353	$239,883

Cameco’s share of net assets (24%)	$48,325	$57,572
Proprietary assets and other adjustments	136,837	128,126

Carrying amount in the statement of financial position	$185,162	$185,698

Loss from operations and comprehensive loss	$(54,477)	$(12,724)

Cameco’s share of loss from operations and comprehensive loss (24%)	$(13,074)	$(3,054)

A promissory note was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates (note 32).

ii. Other associates

Cameco has a number of individually immaterial associates. The following table summarizes, in aggregate, the carrying amount and share of loss and other comprehensive income of these associates:

	2013	2012
Carrying amount of associates	$7,104	$16,793
Share of loss from operations and comprehensive loss	$(1,034)	$(3,230)

At December 31, 2013, the quoted value of the Company’s share in associates having shares listed on recognized stock exchanges was $19,758,000 (2012 — $29,512,000). The carrying value of these investments were $7,104,000 at December 31, 2013 (2012 — $7,745,000).

13. Accounts payable and accrued liabilities

	(Revised - note 3)
	2013	2012
Trade payables	$346,390	$275,571
Non-trade payables	72,857	100,723
Payables due to related parties	18,694	11,359

Total	$437,941	$387,653

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 27.

126    CAMECO CORPORATION

14. Short-term debt

	(Revised - note 3)
	2013	2012
Promissory note payable	$10,601	$42,106
Commercial paper	24,974	24,984
NUKEM short-term loans	14,655	—

Total	$50,230	$67,090

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at a market rate of 0.95%. At December 31, 2013, $9,967,000 (US) was outstanding under this promissory note (2012—$42,322,000 (US)).

Cameco borrows directly in the commercial paper market. As of December 31, 2013, there was $24,974,000 outstanding (2012—$24,984,000), bearing interest at an average rate of 1.13%.

JV Inkai LLP (Inkai) has a $20,000,000 (US) revolving credit facility that is available until August 11, 2015. Cameco’s share of this facility is $12,000,000 (US). No balance was outstanding under this facility at December 31, 2013, or December 31, 2012.

During 2013, NUKEM entered into a multicurrency revolving loan facility that is available until February 15, 2018. Total funds of €100,000,000 are available under the facility, which can be drawn in either Euros or US dollars in the form of bank overdrafts, letters of credit, short-term loans, or foreign exchange facilities. Any amounts drawn in Euros bear interest at a rate equal to the comparable EURIBOR on the draw date plus 0.9%, while amounts drawn in US dollars bear interest at a rate equal to the comparable LIBOR on the draw date plus 1.3%.

As of December 31, 2013, NUKEM had drawn a total of €38,130,000 against the facility, of which €28,130,000 was drawn in the form of bank overdrafts, and €10,000,000 in the form of short-term loans. The bank overdrafts are due on demand and carry a variable interest rate, while the short-term loans are due on January 23, 2014 and bear interest at a rate of 1.14% per annum. NUKEM also has $693,000 (US) in letters of credit drawn on the facility in support of performance obligations under outstanding delivery contracts.

The terms of the facility contain a financial covenant that requires NUKEM to maintain a minimum working capital to debt ratio of 1.35. The facility also stipulates Cameco as a guarantor for NUKEM’s withdrawals, and requires the Company to maintain a credit rating of at least BBB-. Failure to comply with these covenants could result in cancellation of the facility and accelerated payment of any outstanding amounts. As of December 31, 2013, NUKEM and Cameco were in compliance with the covenants, and the Company does not expect its operating and investing activities in 2014 to be constrained by them.

15. Long-term debt

	2013	2012
Unsecured debentures
Series C - 4.70% debentures due September 16, 2015	$299,537	$299,265
Series D - 5.67% debentures due September 2, 2019	497,003	496,566
Series E - 3.75% debentures due November 14, 2022	397,626	397,403
Series F - 5.09% debentures due November 14, 2042	99,217	99,206

Total	$1,293,383	$1,292,440

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2018. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2013, there were no amounts outstanding under this facility.

2013 ANNUAL REPORT    127

Cameco has $798,774,000 ($443,699,000 and $333,844,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2013 amounted to $790,944,000 ($436,957,000 and $331,712,000 (US)) (2012—$672,224,000 ($405,421,000 and $267,879,000 (US))), the majority of which relate to future decommissioning and reclamation liabilities [note 17].

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2013, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2014 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2014	2015	2016	2017	2018	Thereafter	Total
$—	299,537	—	—	—	993,846	$1,293,383

16. Other liabilities

	(Revised - note 3)
	2013	2012
Deferred sales	$55,126	$9,820
Derivatives [note 27]	30,923	1,954
Accrued pension and post-retirement benefit liability [note 26]	45,931	32,647
Interest in BPLP [note 12]	—	40,533
Other	8,085	5,591

	140,065	90,545
Less current portion	(60,685)	(13,028)

Net	$79,380	$77,517

17. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$552,636	$16,818	$569,454
Changes in estimates and discount rates	1,958	397	2,355
Provisions used during the period	(9,576)	(474)	(10,050)
Unwinding of discount	16,161	230	16,391
Impact of foreign exchange	12,763	—	12,763

End of year	$573,942	$16,971	$590,913

Current	$17,817	$2,396	$20,213
Non-current	556,125	14,575	570,700

	$573,942	$16,971	$590,913

128    CAMECO CORPORATION

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $823,493,000. The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2019. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $767,635,000 in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2013	2012
Uranium	$468,546	$435,842
Fuel Services	105,396	116,794

Total	$573,942	$552,636

B. Waste disposal

The Fuel Services division consists of the Blind River refinery, Port Hope conversion facility and Cameco fuel manufacturing. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.), and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $18,250,000. These outflows are expected to occur within the next eight years.

18. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A. Common shares

Number issued (number of shares)	2013	2012
Beginning of year	395,350,394	394,745,423
Issued:
Stock option plan [note 25]	126,836	604,971

Total	395,477,230	395,350,394

All issued shares are fully paid.

2013 ANNUAL REPORT    129

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2013, the dividend declared per share was $0.40 (December 31, 2012—$0.40).

19. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development, other income, and property, plant and equipment:

	(Revised - note 3)
	2013	2012
Wages and salaries	$353,772	$347,615
Statutory and company benefits	62,287	61,884
Equity-settled share-based compensation [note 25]	24,289	22,780
Expenses related to defined benefit plans [note 26]	4,103	4,172
Contributions to defined contribution plans [note 26]	16,441	16,114
Cash-settled share-based compensation [note 25]	1,272	677

Total	$462,164	$453,242

20. Finance costs

	(Revised - note 3)
	2013	2012
Interest on long-term debt	$66,273	$46,674
Unwinding of discount on provisions	16,391	13,537
Other charges	6,286	5,839
Foreign exchange losses (gains)	(27,378)	587
Interest on short-term debt	549	1,017

Total	$62,121	$67,654

No borrowing costs were determined to be eligible for capitalization during the year.

21. Other expense

	2013	2012
Loss on sale of investments	$(14,952)	$—
Contract termination fee	—	(30,294)
Claim settlement	(1,037)	11,000
Other	(2,337)	(5,452)

Total	$(18,326)	$(24,746)

130    CAMECO CORPORATION

22. Income taxes

A. Significant components of deferred tax assets and liabilities

	(Revised - note 3)		(Revised - note 3)
	Recognized in earnings		As at December 31
	2013	2012	2013	2012
Assets
Inventories	$(3,250)	$3,250	$—	$3,250
Provision for reclamation	9,084	7,152	174,708	166,588
Foreign exploration and development	(2,711)	(62)	6,910	9,621
Income tax losses	73,412	59,174	199,412	126,241
Defined benefit plan actuarial losses	—	—	8,807	89,495
Other	8,672	15,807	59,628	47,691

Deferred tax assets	85,207	85,321	449,465	442,886

Liabilities
Property, plant and equipment	(42,994)	(16,645)	184,930	226,723
Inventories	(15,825)	(4,629)	37,139	—
Long-term investments and other	(24,918)	15,204	3,102	28,020

Deferred tax liabilities	(83,737)	(6,070)	225,171	254,743

Net deferred tax asset	$168,944	$91,391	$224,294	$188,143

	(Revised - note 3)
Deferred tax allocated as	2013	2012
Deferred tax assets	$266,203	$193,916
Deferred tax liabilities	(41,909)	(5,773)

Net deferred tax asset	$224,294	$188,143

Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Movement in net deferred tax assets and liabilities

	(Revised - note 3)
	2013	2012
Net deferred tax asset at beginning of year	$188,143	$74,058
Deferred tax liability on acquisition of NUKEM	(52,964)	—
Recovery for the year in net earnings	168,944	91,391
Recovery (expense) for the year in other comprehensive income	(79,427)	23,334
Foreign exchange adjustments	(402)	(640)

End of year	$224,294	$188,143

2013 ANNUAL REPORT    131

C. Significant components of unrecognized deferred tax assets

	2013	2012
Income tax losses	$72,656	$73,019
Property, plant and equipment	54,759	58,249
Long-term investments and other	12,539	7,750

Total	$139,954	$139,018

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	(Revised - note 3)
	2013	2012
Earnings before income taxes and non-controlling interest	$227,929	$201,115
Combined federal and provincial tax rate	26.9%	26.9%
Computed income tax expense	61,313	54,100
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(200,877)	(173,497)
Change in unrecognized deferred tax assets	11,297	52,742
Other taxes	3,332	3,524
Share-based compensation plans	3,580	3,828
Change in tax provision related to transfer pricing	10,000	9,000
Non-deductible capital amounts	18,328	—
Other permanent differences	3,269	(338)

Income tax recovery	$(89,758)	$(50,641)

E. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2008, which have increased Cameco’s income for Canadian tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000, $708,000,000 and $744,000,000, respectively. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply, and including the $2,043,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $5,700,000,000 for the years 2003 through 2013, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,250,000,000 and $1,300,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes and transfer pricing penalties, or between $625,000,000 and $650,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco.

132    CAMECO CORPORATION

Under Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including the $59,475,000 already paid as at December 31, 2013 (2012 - $13,400,000) (note 11). Included in this receivable is $36,000,000 that relates to a $72,000,000 transfer pricing penalty that CRA’s Transfer Pricing Review Committee has imposed for the 2007 taxation year. This was the first transfer pricing penalty assessed since CRA began to issue reassessments with respect to the transfer pricing dispute. In addition, the 2008 reassessment has resulted in Cameco being required to make a cash payment of approximately $44,000,000 in the first quarter of 2014.

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision in 2015 or 2016.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through 2013 in the amount of $73,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 through 2013 could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax legislation.

F. Earnings and income taxes by jurisdiction

	(Revised - note 3)
	2013	2012
Earnings (loss) before income taxes
Canada	$(602,568)	$(336,957)
Foreign	830,497	538,072

	$227,929	$201,115

Current income taxes
Canada	$13,673	$504
Foreign	65,513	40,246

	$79,186	$40,750
Deferred income tax recovery
Canada	$(133,588)	$(79,315)
Foreign	(35,356)	(12,076)
	$(168,944)	$(91,391)

Income tax recovery	$(89,758)	$(50,641)

2013 ANNUAL REPORT    133

G. Income tax losses

At December 31, 2013, income tax losses carried forward of $968,347,000 (2012—$702,654,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2019	$—	$—	$1,680	$1,680
2020	—	—	1,998	1,998
2029	—	21,856	—	21,856
2030	46	1,277	—	1,323
2031	140,593	18,641	—	159,234
2032	218,823	18,396	—	237,219
2033	280,694	23,448	—	304,142
No expiry	—	—	240,895	240,895

	$640,156	$83,618	$244,573	$968,347

Included in the table above is $244,845,000 (2012—$243,080,000) of temporary differences related to loss carry forwards where no future benefit is realized.

H. Other comprehensive loss

Other comprehensive loss included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive loss:

For the year ended December 31, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$2,585	$(715)	$1,870
Remeasurements of defined benefit liability - equity-accounted investees	319,887	(79,972)	239,915
Exchange differences on translation of foreign operations	(10,792)	—	(10,792)
Gains on derivatives designated as cash flow hedges - equity-accounted investees	253	(63)	190
Gains on derivatives designated as cash flow hedges transferred to net earnings - equity-accounted investees	(5,309)	1,327	(3,982)
Unrealized gains on available-for-sale assets	32	(4)	28

	$306,656	$(79,427)	$227,229

134    CAMECO CORPORATION

For the year ended December 31, 2012 (revised—note 3)

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$294	$(113)	$181
Remeasurements of defined benefit liability-equity-accounted investees	(73,059)	18,265	(54,794)
Exchange differences on translation of foreign operations	(23,287)	—	(23,287)
Gains on derivatives designated as cash flow hedges - equity-accounted investees	5,309	(1,327)	3,982
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(25,934)	6,484	(19,450)
Unrealized losses on available-for-sale assets	(24)	5	(19)
Gains on available-for-sale assets transferred to net earnings	(149)	20	(129)

	$(116,850)	$23,334	$(93,516)

23. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2013 was 395,427,548 (2012—395,234,091).

	(Revised - note 3)
	2013	2012
Basic earnings per share computation
Net earnings attributable to equity holders	$318,495	$253,309
Weighted average common shares outstanding	395,428	395,234

Basic earnings per common share	$0.81	$0.64

Diluted earnings per share computation
Net earnings attributable to equity holders	$318,495	$253,309
Weighted average common shares outstanding	395,428	395,234
Dilutive effect of stock options	126	605

Weighted average common shares outstanding, assuming dilution	395,554	395,839

Diluted earnings per common share	$0.81	$0.64

2013 ANNUAL REPORT    135

24. Statements of cash flows

	(Revised - note 3)
	2013	2012
Changes in non-cash working capital:
Accounts receivable	$26,972	$113,195
Inventories	(107,221)	(56,708)
Supplies and prepaid expenses	(60,738)	3,094
Accounts payable and accrued liabilities	(21,999)	833
Reclamation payments	(10,050)	(24,547)
Other	33,510	(22,751)

Other operating items	$(139,526)	$13,116

25. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,554,787 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2013	2012
Beginning of year	9,517,840	8,526,090
Options granted	1,840,932	2,097,573
Options forfeited	(1,414,493)	(500,852)
Options exercised [note 18]	(126,836)	(604,971)

End of year	9,817,443	9,517,840

Exercisable	6,279,629	5,964,201

Weighted average exercise prices were as follows:

	2013	2012
Beginning of year	$31.20	$32.47
Options granted	22.00	21.14
Options forfeited	28.94	34.22
Options exercised	19.52	11.61

End of year	$29.95	$31.20

Exercisable	$33.30	$33.53

136    CAMECO CORPORATION

Total options outstanding and exercisable at December 31, 2013 were as follows:

	Options outstanding			Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$15.79 - 34.99	5,962,358	5.6	$22.84	2,892,297	$24.10
$35.00 - 54.38	3,855,085	2.6	40.96	3,387,332	41.15

	9,817,443			6,279,629

The foregoing options have expiry dates ranging from March 1, 2014 to February 28, 2021.

Non-vested stock option transactions for the respective years were as follows:

(Number of options)	2013	2012
Beginning of year	3,553,639	2,969,673
Options granted	1,840,932	2,097,573
Options forfeited	(200,546)	(88,868)
Options vested	(1,656,211)	(1,424,739)

End of year	3,537,814	3,553,639

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2013, the total number of PSUs held by the participants after adjusting for forfeitures on retirement was 559,401 (2012—350,240).

C. Executive restricted share unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion. The final value of the RSUs will be based on the value of Cameco common shares at the end of the three-year vesting period. As of December 31, 2013, the total number of RSUs held by the participants was 70,000 (2012—70,000). There were no grants of RSUs in 2013.

D. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2013, there were 3,718 participants in the plan (2012—3,913). The total number of shares purchased in 2013 with Company contributions was 278,349 shares (2012—265,921). In 2013, the Company’s contributions totalled $5,281,000 (2012—$5,230,000).

2013 ANNUAL REPORT    137

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period the Company recognized the following expenses under these plans:

	2013	2012
Stock option plan	$13,322	$14,247
Performance share unit plan	5,092	2,709
Restricted share unit plan	594	594
Employee share ownership plan	5,281	5,230

End of year	$24,289	$22,780

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation, and the fair value of all other equity-settled payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSUs
Number of options granted	1,840,932	308,950
Average strike price	$22.00	—
Expected dividend	$0.40	—
Expected volatility	41%	34%
Risk-free interest rate	1.2%	1.1%
Expected life of option	4.4 years	3 years
Expected forfeitures	8%	0%
Weighted average grant date fair values	$6.51	$21.45

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2013, the total number of DSUs held by participating directors was 523,855 (2012—457,277).

138    CAMECO CORPORATION

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2013, the number of options held by participating employees was 239,885 (2012—248,440) with exercise prices ranging from $19.37 to $46.88 per share (2012—$19.37 to $46.88) and a weighted average exercise price of $31.22 (2012—$32.13).

Cameco has recognized the following expenses under its cash-settled plans:

	2013	2012
Deferred share unit plan	$1,192	$352
Phantom stock option plan	80	325

	$1,272	$677

At December 31, 2013, a liability of $12,112,000 (2012—$9,665,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of all cash-settled payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at measurement date of the cash-settled share-based payment plans were as follows:

	Grant date March 1, 2013	Reporting date December 31, 2013
Number of units	49,725	239,885
Average strike price	$22.00	$31.22
Expected dividend	$0.40	$0.40
Expected volatility	44%	32%
Risk-free interest rate	1.3%	1.7%
Expected life of option	5 years	3.3 years
Expected forfeitures	8%	8%
Weighted average measurement date fair values	$6.86	$3.44

26. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan except for one employee who participates in a registered defined benefit plan. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is also a defined benefit plan. This plan is registered under the Pension Benefits Standard Act, 1985.

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Under the supplemental executive pension plan, Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. In 2013, there was a plan amendment wherein Cameco’s funding to the supplemental plan was replaced by a letter of credit held by the plan’s trustee. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation will be required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependants. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $455,000 in contributions and letter of credit fees to its defined benefit plans in 2014.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuations for funding purposes on the registered defined benefit pension plans is January 1, 2012. The next planned effective date for valuations is January 1, 2015.

140    CAMECO CORPORATION

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Fair value of plan assets, beginning of year	$20,167	$20,614	$—	$—
Interest income on plan assets	791	950	—	—
Return on assets excluding interest income	(640)	(448)	—	—
Employer contributions	123	34	—	—
Benefits paid	(5,024)	(968)	—	—
Administrative costs paid	(15)	(15)

Fair value of plan assets, end of year	$15,402	$20,167	$—	$—

Defined benefit obligation, beginning of year	$37,497	$44,111	$15,317	$16,276
Acquisition [note 6]	11,560	—	—	—
Current service cost	1,809	1,717	1,016	834
Interest cost	1,926	1,819	733	737
Actuarial loss (gain) arising from:
- demographic assumptions	1,752	—	558	(390)
- financial assumptions	(3,705)	895	(1,474)	(1,034)
- experience adjustment	(1,827)	(98)	1,471	(126)
Past service cost	(605)	—	—	—
Benefits paid	(5,558)	(10,949)	(674)	(980)
Foreign exchange	1,537	2	—	—

Defined benefit obligation, end of year	$44,386	$37,497	$16,947	$15,317

Defined benefit liability [note 16]	$(28,984)	$(17,330)	$(16,947)	$(15,317)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2013	2012
Asset category (i)
Canadian equity securities	8%	10%
Global equity securities	15%	18%
Canadian fixed income	21%	24%
Other (ii)	56%	48%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2013 and 2012 respectively.
(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

2013 ANNUAL REPORT    141

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Current service cost	$1,809	$1,717	$1,016	$834
Net interest cost	1,135	869	733	737
Past service cost	(605)	—	—	—
Administration cost	15	15	—	—

Defined benefit expense	2,354	2,601	1,749	1,571
Defined contribution pension expense	16,441	16,114	—	—

Net pension and other benefit expense	$18,795	$18,715	$1,749	$1,571

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Actuarial loss (gain)	$(3,780)	$808	$555	$(1,550)
Return on plan assets excluding interest income	640	448	—	—

	$(3,140)	$1,256	$555	$(1,550)

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Discount rate—obligation	4.4%	4.0%	4.8%	4.0%
Discount rate—expense	3.8%	4.5%	4.0%	4.5%
Rate of compensation increase	3.3%	3.0%	—	—
Initial health care cost trend rate	—	—	7.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2018	2018
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2013, the weighted-average duration of the defined benefit obligation for the pension plans was 16.6 years (2012—15.2 years) and for the other benefit plans was 13.2 years (2012—13.1 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(4,589)	$5,883	$(1,781)	$2,189
Rate of compensation increase	$1,852	$(1,638)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

142    CAMECO CORPORATION

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2013. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $884,200.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to remeasure the defined benefit obligation of the entire plan.

27. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco does not hold any financial instruments that expose the Company to commodity price risk as of the reporting date.

2013 ANNUAL REPORT    143

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. These forward sales contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

	Currency	Carrying value (Cdn)	Gain (loss)
Cash and cash equivalents	KZT	$10,160	$508
Cash and cash equivalents	USD	21,342	1,067
Accounts receivable	USD	393,067	19,653
Long-term receivables, investments and other	USD	95,319	4,766
Bank overdraft	EUR	(41,226)	(2,060)
Accounts payable and accrued liabilities	USD	(425,491)	(21,275)
Short-term debt	EUR	(14,655)	(732)
Net foreign currency derivatives	USD	(27,132)	(83,227)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2013 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2013, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 84% (2012—87%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $155,000,000 of the Series C senior unsecured debentures were swapped for variable rate payments. The swaps terminate on March 16, 2015. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.83% and receives fixed interest payments of 4.7%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month Canada Dealer Offered Rate was capped at 5.0% such that total variable payments will not exceed, on average, 6.83%. At December 31, 2013, the fair value of Cameco’s interest rate swaps and caps was $3,616,000 (2012—$5,453,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai and on NUKEM’s multicurrency revolving loan facility due to the variable nature of the interest rates contained in the terms therein.

144    CAMECO CORPORATION

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(388)
Advances receivable from Inkai	918
NUKEM loan facility	(517)

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	(Revised - note 3)
	2013	2012
Cash and cash equivalents	$229,135	$749,499
Short-term investments	—	49,535
Accounts receivable	416,031	389,871
Advances receivable from Inkai [note 32]	95,319	87,264
Derivative assets	7,391	22,453

At December 31, 2013, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

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The table below outlines the Company’s available debt facilities at December 31, 2013:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facility	798,774	790,944	7,830
Inkai revolving credit facility (Cameco’s share)	12,763	—	12,763
NUKEM multicurrency revolving loan facility	146,550	56,618	89,932

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Bank overdraft	$41,226	$41,226	$41,226	$—	$—	$—
Accounts payable and accrued liabilities	437,940	437,940	437,940	—	—	—
Short-term debt	50,230	50,230	50,230	—	—	—
Long-term debt	1,293,383	1,300,000	—	300,000	—	1,000,000
Foreign currency contracts	30,907	30,907	30,907	—	—	—

Total contractual repayments	$1,853,686	$1,860,303	$560,303	$300,000	$—	$1,000,000

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Interest on short-term debt	$141	$141	$—	$—	$—
Interest on long-term debt	480,910	62,540	110,980	96,880	210,510

Total interest payments	$481,051	$62,681	$110,980	$96,880	$210,510

146    CAMECO CORPORATION

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

As at December 31, 2013

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$229,135	$—	$—	$229,135
Accounts receivable	—	431,375	—	—	431,375
Derivative assets [note 11]
Foreign currency contracts	3,775	—	—	—	3,775
Interest rate contracts	3,616	—	—	—	3,616
Investments in equity securities [note 11]	—	—	22,805	—	22,805
Advances receivable from Inkai [note 32]	—	95,319	—	—	95,319

	7,391	755,829	22,805	—	786,025

Financial liabilities
Bank overdraft	41,226	—	—	—	41,226
Accounts payable and accrued liabilities	—	—	—	437,941	437,941
Short-term debt [note 14]
Commercial paper	—	—	—	24,974	24,974
Promissory note	—	—	—	10,601	10,601
NUKEM short-term loan	—	—	—	14,655	14,655
Derivative liabilities [note 16]
Foreign currency contracts	30,907	—	—	—	30,907
Share purchase options	16	—	—	—	16
Long-term debt [note 15]	—	—	—	1,293,383	1,293,383

	72,149	—	—	1,781,554	1,853,703

Net	$(64,758)	$755,829	$22,805	$(1,781,554)	$(1,067,678)

2013 ANNUAL REPORT    147

As at December 31, 2012

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$749,499	$—	$—	$749,499
Short-term investments	—	—	49,535	—	49,535
Accounts receivable	—	404,040	—	—	404,040
Derivative assets [note 11]
Foreign currency contracts	17,000	—	—	—	17,000
Interest rate contracts	5,453	—	—	—	5,453
Investment in equity securities [note 11]	—	—	20,599	—	20,599
Advances receivable from Inkai [note 32]	—	87,264	—	—	87,264

	22,453	1,240,803	70,134	—	1,333,390

Financial liabilities
Accounts payable and accrued liabilities	—	—	—	387,653	387,653
Short-term debt [note 14]
Commercial paper	—	—	—	24,984	24,984
Promissory note	—	—	—	42,106	42,106
Derivative liabilities [note 16]
Foreign currency contracts	1,954	—	—	—	1,954
Long-term debt [note 15]	—	—	—	1,292,440	1,292,440

	1,954	—	—	1,747,183	1,749,137

Net	$20,499	$1,240,803	$70,134	$(1,747,183)	$(415,747)

Cameco does not have any financial instruments classified as held-for-trading, or held-to-maturity as of the reporting date.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 11]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 16]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

148    CAMECO CORPORATION

As at December 31, 2012 (revised—note 3)

		Fair value
	Carrying value	Level 1	Level 2	Total
Short-term investments	$49,535	$49,535	$—	$49,535
Derivative assets [note 11]
Foreign currency contracts	17,000	—	17,000	17,000
Interest rate contracts	5,453	—	5,453	5,453
Derivative liabilities [note 16]
Foreign currency contracts	(1,954)	—	(1,954)	(1,954)

Net	$70,034	$49,535	$20,499	$70,034

The preceding tables exclude fair value information for financial instruments whose carrying amounts is a reasonable approximation of fair value.

There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments, and certain investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement, and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, and foreign currency swaps. The fair value of foreign currency derivatives is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts, and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes), and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair value of Cameco’s privately held equity securities are not disclosed because of the unavailability of quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

2013 ANNUAL REPORT    149

Derivatives

The following tables summarize the fair value of derivatives and classification on the consolidated statements of financial position:

	(Revised - note 3)
	2013	2012
Non-hedge derivatives:
Foreign currency contracts	$(27,132)	$15,046
Interest rate contracts	3,616	5,453
Share purchase options	(16)	—

Net	$(23,532)	$20,499

Classification:
Current portion of long-term receivables, investments and other [note 11]	$3,775	$17,000
Long-term receivables, investments and other [note 11]	3,616	5,453
Current portion of other liabilities [note 16]	(30,923)	(1,954)

Net	$(23,532)	$20,499

The following tables summarize different components of the gains (losses) on derivatives included in net earnings:

	(Revised - note 3)
	2013	2012
Non-hedge derivatives:
Foreign currency contracts	$(62,578)	$42,063
Embedded derivatives—sales contracts	—	138
Interest rate contracts	624	(785)
Share purchase options	(16)	—

Net	$(61,970)	$41,416

28. Capital management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital in 2013 remained unchanged from the prior comparative period.

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

150    CAMECO CORPORATION

The capital structure at December 31 was as follows:

	(Revised - note 3)
	2013	2012
Bank overdrafts	$41,226	$—
Long-term debt [note 15]	1,293,383	1,292,440
Short-term debt [note 14]	50,230	67,090
Cash and cash equivalents	(229,135)	(749,499)
Short-term investments	—	(49,535)

Net debt	1,155,704	560,496

Non-controlling interest	1,129	580
Shareholders’ equity	5,348,265	4,941,384

Total equity	5,349,394	4,941,964

Total capital	$6,505,098	$5,502,460

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2013, Cameco met these requirements.

The terms of NUKEM’s revolving loan facility contain a financial covenant that places restrictions on total debt and working capital balances. The facility also requires Cameco, as guarantor, to maintain a minimum credit rating. As of December 31, 2013 the Company is in compliance with all requirements under this facility.

29. Segmented information

Cameco has four reportable segments: uranium, fuel services, electricity and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

2013 ANNUAL REPORT    151

A. Business segments

For the year ended December 31, 2013

	Uranium	Fuel services	NUKEM	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$1,632,508	$319,157	$464,592	$432,857	$(432,857)	$22,466	$2,438,723
Expenses
Cost of products and services sold	869,137	240,746	419,771	245,374	(245,374)	19,584	1,549,238
Depreciation and amortization	212,881	26,241	25,459	70,721	(70,721)	18,175	282,756

Cost of sales	1,082,018	266,987	445,230	316,095	(316,095)	37,759	1,831,994

Gross profit (loss)	550,490	52,170	19,362	116,762	(116,762)	(15,293)	606,729
Administration	—	—	15,240	—	—	169,736	184,976
Impairment charge	70,159	—	—	—	—	—	70,159
Exploration	72,833	—	—	—	—	—	72,833
Research and development	—	—	—	—	—	7,302	7,302
Loss on sale of assets	6,766	—	—	—	—	—	6,766
Finance costs	—	—	7,936	8,532	(8,532)	54,185	62,121
Losses (gains) on derivatives	—	—	(10,215)	—	—	72,185	61,970
Finance income	—	—	(69)	(5,941)	5,941	(6,898)	(6,967)
Share of earnings from BPLP	—	—	—	—	(109,553)	—	(109,553)
Share of loss (earnings) from equity-accounted investees	1,033	13,074	—	—	—	(3,240)	10,867
Other expense	16,587	—	—	4,618	(4,618)	1,739	18,326

Earnings (loss) before income taxes	383,112	39,096	6,470	109,553	—	(310,302)	227,929
Income tax recovery							(89,758)

Net earnings							$317,687

Capital expenditures for the year	$635,152	$10,499	$133,924	$—	$—	$—	$779,575

152    CAMECO CORPORATION

For the year ended December 31, 2012 (revised—note 3)

		Fuel	(i)	(i)
	Uranium	services	Electricity	Adjustments	Other	Total
Revenue	$1,571,105	$291,042	$470,018	$(470,018)	$28,513	$1,890,660
Expenses
Cost of products and services sold	883,741	223,022	228,847	(228,847)	26,500	1,133,263
Depreciation and amortization	172,914	26,902	69,678	(69,678)	17,565	217,381

Cost of sales	1,056,655	249,924	298,525	(298,525)	44,065	1,350,644

Gross profit (loss)	514,450	41,118	171,493	(171,493)	(15,552)	540,016
Administration	—	—	—	—	180,900	180,900
Impairment charge	168,000	—	—	—	—	168,000
Exploration	97,260	—	—	—	—	97,260
Research and development	—	—	—	—	9,301	9,301
Gain on sale of assets	(1,660)	—	—	—	—	(1,660)
Finance costs	—	—	14,788	(14,788)	67,654	67,654
Gains on derivatives	—	—	—	—	(41,416)	(41,416)
Finance income	—	—	(6,446)	6,446	(13,934)	(13,934)
Share of earnings from BPLP	—	—	—	(157,846)	—	(157,846)
Share of loss (earnings) from equity-accounted investees	3,230	3,054	—	—	(388)	5,896
Other expense (income)	35,746	—	5,305	(5,305)	(11,000)	24,746

Earnings (loss) before income taxes	211,874	38,064	157,846	—	(206,669)	201,115
Income tax recovery						(50,641)

Net earnings						$251,756

Capital expenditures for the year	$1,232,654	$15,284	$—	$—	$—	$1,247,938

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro-rata share of BPLP’s financial results have been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the “Adjustments” column.

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	(Revised - note 3)
	2013	2012
Canada	$191,398	$270,834
Germany	232,296	—
United States	2,015,029	1,619,826

	$2,438,723	$1,890,660

2013 ANNUAL REPORT    153

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	(Revised - note 3)
	2013	2012
Canada	$3,868,871	$3,658,615
United States	371,705	336,534
Germany	105,293	—
Australia	645,952	702,585
Other	243,203	212,517

	$5,235,024	$4,910,251

30. Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2013	2012
Subsidiaries:
Cameco Bruce Holdings Inc.	Canada	100%	100%
Cameco Bruce Holdings II Inc.	Canada	100%	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
Urtek LLC	US	73%	58%
NUKEM Investments GmbH	Germany	100%	—
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Cameco Europe (Central Asia) Ltd.	Switzerland	100%	100%
Cameco Services Inc.	Barbados	100%	100%
Associates
GE-Hitachi Global Laser Enrichment LLC	US	24.00%	24.00%
UEX Corporation	Canada	21.95%	22.58%

31. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. The participants in the Inkai joint operation purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

154    CAMECO CORPORATION

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	(Revised - note 3)
	Principle place of business	Ownership	2013	2012
Total assets
McArthur River	Canada	69.81%	$1,034,095	$1,018,089
Key Lake	Canada	83.33%	626,090	618,821
Cigar Lake	Canada	50.03%	1,370,476	1,086,565
Inkai	Kazakhstan	60.00%	323,404	288,088

			$3,354,065	$3,011,563

Total liabilities
McArthur River		69.81%	$51,094	$55,517
Key Lake		83.33%	149,263	156,400
Cigar Lake		50.03%	55,718	55,673
Inkai		60.00%	170,134	159,674

			$426,209	$427,264

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 11 and 32) representing its 40% ownership interest.

32. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf (note 26). Senior management and directors also participate in the Company’s share-based compensation plans (note 25).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

2013 ANNUAL REPORT    155

Compensation for key management personnel was comprised of:

	(Revised - note 3)
	2013	2012
Short-term employee benefits	$21,276	$19,702
Post-employment benefits	4,415	5,021
Share-based compensation (a)	11,864	8,622

	$37,555	$33,345

(a)	Excludes deferred share units held by directors (see note 25).

Other related party transactions

	(Revised - note 3)		(Revised - note 3)
	Transaction value year ended		Balance outstanding as at
	2013	2012	2013	2012
Sale of goods and services
Joint arrangements
BPLP	$60,252	$124,063	$13,400	$33,932
Other
Joint arrangements
Interest income (Inkai) (a)	2,053	2,334	95,319	87,264
Associates
Interest expense	(220)	(919)	(10,647)	(42,220)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $292,150,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2013, $224,047,000 (US) of principal and interest was outstanding (2012—$219,277,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding (2012—$42,436,000 (US)).

33. Subsequent event

On January 30, 2014, Cameco signed an agreement with BPC Generation Infrastructure Trust to sell its 31.6% limited partnership interest in BPLP. The aggregate purchase price for Cameco’s interest in BPLP and certain related entities is $450,000,000 and the effective date for the sale is December 31, 2013. Cameco expects to realize an after tax gain of approximately $129,000,000 on this divestiture. Closing of the transaction is subject to exercise or waiver of the right of first offer held by the other three limited partners and receipt of certain regulatory approvals.

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